Exhibit 4.6

ASSET PURCHASE AGREEMENT

by and among

NORTEL NETWORKS INC.,

NORTEL NETWORKS LIMITED,

and

the EMEA SELLERS (as set out in Exhibit A)

as Sellers

A. R. BLOOM, S. HARRIS, A. M. HUDSON AND C. HILL,
AND A.R. BLOOM AND D. HUGHES, as Joint Administrators

and

RADWARE LTD.,

as Buyer

Dated as of February 19, 2009

i

ARTICLE VI. REPRESENTATIONS AND WARRANTIES OF BUYER		37
6.1	Organization, Power	37
6.2	Due Authorization	37
6.3	No Conflict; Third-Party Consents	37
6.4	Consents and Approvals	37
6.5	Litigation	38
6.6	Sufficient Funds	38
6.7	Brokers	38
6.8	Buyer Employee Plans	38
6.9	Labor Matters	38
6.10	Adequate Assurance of Future Performance	38
6.11	Acknowledgement of Section 5.5(c)	38
ARTICLE VII. PRE-CLOSING COVENANTS		38
7.1	Commercially Reasonable Efforts	38
7.2	Regulatory and Other Approvals; Notification	39
7.3	Conduct of Business	39
7.4	Examinations and Investigations	40
7.5	Bulk Sales	41
7.6	Publicity	41
7.7	New Contracts; Disclosure Schedules	41
7.8	Confidentiality	41
7.9	Notifications of the Transactions	42
7.10	New Exclusive Service Contracts; Multi-Year Exclusive Service Contracts	42
7.11	Israeli Withholding Tax Exemption Application and Approval	43
7.12	Subcontractors	44
7.13	Nonassignable Contracts	44
7.14	U.S. Bankruptcy Actions	44
7.15	U.S. Bidding Procedures Order	45
7.16	U.S. Sale Order	45
7.17	Consultation; Notification	47
7.18	Canadian Bankruptcy Actions	47
7.19	Sale Process Order	47
7.20	Approval and Vesting Order	47
7.21	Consultation; Notification	48
7.22	Conflict Between this Agreement and the Biddng Procedures Order	48
7.23	Notice of Cure Costs	48
ARTICLE VIII. CONDITIONS PRECEDENT TO CLOSING		49
8.1	Conditions Precedent to the Obligations of Buyer	49
8.2	Conditions Precedent to the Obligations of Sellers	50

ARTICLE IX. ONGOING COVENANTS		52
9.1	Tax Matters	52
9.2	Record Retention	53
9.3	Use of Names	54
9.4	Further Information	54
9.5	Mistaken Payments	55
9.6	Sellers Vendor Contracts	55
9.7	Manufacturer Warranties	55
9.8	Business Contracts	56
9.9	Destruction of Materials not Related to the Business	56
9.10	Return of Products	56
9.11	Redirection of Customers	57
9.12	Business Tangible Property Containing Third Party Software	57
9.13	Cooperation Regarding Financial Statements; Provision of Additional Information	57
9.14	Confidentiality	58
9.15	Delivery of Audited Financial Statements	59
9.16	Employee Related Agreements	60
9.17	Co-operation with Respect to Transferring Employees	60
9.18	Protection of Personal Data	60
9.19	Non-Solicitation of Employees by Buyer	61
9.20	Non-Solicitation of Transferring Employees by Sellers	61
ARTICLE X. TERMINATION OF AGREEMENT		61
10.1	Termination	61
10.2	Break-Up Fee and Expense Reimbursement	62
10.3	Effect of Termination	63
ARTICLE XI. MISCELLANEOUS		63
11.1	Expenses	63
11.2	Governing Law	63
11.3	Jurisdiction; Service of Process	64
11.4	Waiver of Jury Trial	64
11.5	Attorneys' Fees	64
11.6	Waiver	64
11.7	Notices	65
11.8	Assignment	66
11.9	No Third-Party Beneficiaries	66
11.10	Amendments	66
11.11	Interpretation; Exhibits and Schedules	66
11.12	Entire Agreement; Construction	67
11.13	Specific Performance	67
11.14	Severability	67
11.15	Mutual Drafting	67
11.16	Counterparts	67
11.17	Survival	67
11.18	Limitation on Losses	68

LIST OF EXHIBITS AND ANNEXES

Exhibit A	Sellers
Exhibit B	Products
Exhibit C	Master Purchase Agreement
Exhibit D	IP License Agreement
Exhibit E	Trademark License Agreement
Exhibit F	Transition Services Agreement
Exhibit G	Contract Manufacturer Inventory Agreement
Exhibit H	Patent Assignment Agreement
Exhibit I	Trademark Assignment Agreement
Exhibit J	Interim Product Purchase Agreement
Exhibit K-1	Assignment and Assumption Agreement
Exhibit K-2	Assignment and Assumption Agreement (EMEA Sellers)
Exhibit L-1	Bill of Sale
Exhibit L-2	Bill of Sale (EMEA Sellers)
Exhibit M	Sellers Closing Certificate
Exhibit N	Buyer Closing Certificate
Exhibit O	Additional Employee Related Provisions
Exhibit P	EMEA Seller Provisions

Annex 1	U.S. Bidding Procedures

LIST OF SCHEDULES

1.1(a)	Business Material Adverse Effects
1.1(b)	Accounting Methodologies, Policies and Principles
1.1(c)	Predecessor Products
2.1(a)(i)	Business Tangible Property
2.1(a)(ii)	Restricted Software
2.1(c)	Business Contracts
2.1(d)	Business IP
3.2	Asset Allocation Schedule
5.1	Organization; Power; Standing
5.4	Seller Consents and Approvals
5.5(a)	GAAP Value of Business Tangible Property, Inventory and Warranty Reserve
5.5(b)	Pro Forma Financial Statements of the Historical Velocity Business
5.5(c)	Accounting Assumptions
5.6(a)	Exceptions to Title/Good Operating Condition (Business Tangible Property)
5.6(b)	Inventory
5.7	Exceptions to Business Contracts
5.8(a)	Notifications of Adverse Claims
5.8(b)	Infringement
5.8(c)	Infringing Uses
5.8(e)	Protection of IP
5.8(f)	Exceptions to Title
5.8(g)(ii)	Drop Dead Devices
5.8(g)(iii)	Open Source
5.8(h)	Actions Before USPTO
5.8(i)	Third Party Items
5.9	Litigation
5.10	Compliance with Laws; Governmental Authorizations
5.11	Nortel Employee Plans
5.12(a)	Data Elements of Business Employees
5.12(b)	Employment Laws and Orders
5.12(c)	Work Rules and Collective Bargaining Agreements
5.12(d)	Notices from Labor Authorities
5.12(e)	Workers' Compensation Laws
5.13	Recent Changes
5.14	Seller Customers and Suppliers
6.8	Buyer Employee Plans
8.1(d)	Required Sellers Consents and Approvals
8.1(g)	Delivery of Certain Items at Closing
8.2(d)	Required Buyer Consents
P(1)(a)	EMEA Tangible Property
P(1)(c)	EMEA Business Contracts

v

ASSET PURCHASE AGREEMENT

        This ASSET PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of February 19, 2009, by and among NORTEL NETWORKS INC., a Delaware corporation (“NNI”), NORTEL NETWORKS LIMITED, a Canadian corporation (“NNL” and together with NNI, the “Main Sellers”), the entities listed on Exhibit A hereto under the heading “EMEA Sellers” (the “EMEA Sellers” and together with NNI and NNL, the “Sellers”) and in the case of the EMEA Sellers, the joint administrators of the EMEA Sellers, A. R. Bloom, S. Harris, A. M. Hudson and C. Hill of Ernst & Young LLP (other than Nortel Networks (Ireland) Limited, for which David Hughes and Alan Bloom serve as joint administrators) (the “Joint Administrators”), and RADWARE LTD., a company registered in accordance with the laws of Israel (“Buyer”).

RECITALS

    A.        Sellers and certain of their Affiliates listed on Exhibit A hereto are engaged in the development, production, sales, service and support of the hardware and software products listed on Exhibit B hereto (for the sake of clarity, which products include a load balancing functionality) (the “Products”), which activities are known as the enterprise “Layer 4-7", “Alteon load balancer” or “Alteon Application Accelerator” business of Sellers and such Affiliates (collectively, the “Business”).

    B.        On January 14, 2009 (the “Petition Date”), NNL and the other entities listed under the heading “Canadian Debtors” on Exhibit A hereto filed with the Canadian Court (as defined below) an application for protection under the Companies’Creditors Arrangement Act (the “CCAA”) (the cases commenced by such application, the “CCAA Cases”) and were granted such protection pursuant to an order issued by the Canadian Court on the same date.

    C.        On the Petition Date, NNI and the other entities listed under the heading “U.S. Debtors” on Exhibit A hereto filed voluntary petitions and certain orders for relief (the “Chapter 11 Cases”) pursuant to Title 11 of the United States Code (the “U.S. Bankruptcy Code”) in the U.S. Bankruptcy Court for the District of Delaware (the “U.S. Bankruptcy Court”).

    D.        On the Petition Date, the EMEA Sellers filed applications with the English High Court of Justice (the “English Court” and, together with the U.S. Bankruptcy Court and the Canadian Court, the “Bankruptcy Courts”) pursuant to the Insolvency Act of 1986, as amended (the “Insolvency Act”) and the European Union’s Council Regulation (EC) No 1346/2000 on Insolvency Proceedings (the proceedings commenced by such applications, the “EMEA Cases”), and the English Court appointed Alan Bloom, Stephen Harris, Chris Hill and Alan Hudson of Ernst & Young LLP as joint administrators of the EMEA Sellers (other than Nortel Networks (Ireland) Limited, for which David Hughes and Alan Bloom serve as joint administrators of Nortel Networks (Ireland) Limited) (the “Joint Administrators”) under the Insolvency Act.

    E.        Each Seller has agreed to, and to cause its Affiliates to, transfer to Buyer, and Buyer has agreed to purchase and assume, including, to the extent applicable, pursuant to Sections 363 and 365 of the U.S. Bankruptcy Code and subject to the entry of the Approval and Vesting Order, the Acquired Assets and the Assumed Liabilities (each as defined below) (in the case of EMEA Sellers, the EMEA Acquired Assets (as defined in Exhibit P) and the EMEA Assumed Liabilities (as defined in Exhibit P)) from such Seller or such Affiliates, upon the terms and conditions hereinafter set forth, in return for (x) a cash payment by Buyer to the Escrow Agent on behalf of Sellers and their Affiliates and (y) Buyer’s agreement to assume and perform certain warranty-related obligations of Sellers and their Affiliates with respect to certain products sold by Sellers and their Affiliates prior to the Closing, pursuant to a Master Purchase and Sale Agreement (the “Master Purchase Agreement”), substantially in the form attached hereto as Exhibit C.

    F.        The parties acknowledge and agree that the purchase by Buyer and the other Buyer Entities of the Acquired Assets and the EMEA Acquired Assets (and the license of the Licensed IP) and the assumption by Buyer and the other Buyer Entities of the Assumed Liabilities and the EMEA Assumed Liabilities are being made at arms length and in good faith and without intent to hinder, delay or defraud creditors of Sellers and their Affiliates, and each Seller acknowledges that the consideration to be paid is fair value and reasonably equivalent value for the acquisitions by Buyer and the other Buyer Entities of the Acquired Assets and the EMEA Acquired Assets (and the license of the Licensed IP) and the assumption by Buyer and the other Buyer Entities of the Assumed Liabilities and the EMEA Assumed Liabilities, as set forth hereunder. This Agreement and the other Transaction Documents by and among the Seller Entities and the Buyer Entities are integral and non-severable parts of the same transaction.

    G.        In addition, at the Closing, Buyer and certain Sellers will enter into (i) an IP Licensing Agreement (the “IP License Agreement”), substantially in the form attached hereto as Exhibit D, (ii) a Trademark License Agreement (the “Trademark License Agreement”), substantially in the form attached hereto as Exhibit E, (iii) a Transition Services Agreement (the “Transition Services Agreement”), substantially in the form attached hereto as Exhibit F, (iv) a Contract Manufacturer Inventory Agreement (the “Contract Manufacturer Inventory Agreement”), substantially in the form attached hereto as Exhibit G, (v) a Patent Assignment Agreement (the “Patent Assignment Agreement”), substantially in the form attached hereto as Exhibit H, (vi) a Trademark Assignment Agreement (the “Trademark Assignment Agreement”), substantially in the form of Exhibit I and (vii) an Interim Product Purchase Agreement (the “Interim Product Purchase Agreement”), substantially in the form attached hereto as Exhibit J.

    H.        The parties agree that the only obligations and liabilities of the EMEA Sellers and the Joint Administrators shall be with respect to the matters set out in Exhibit P, but that the EMEA Sellers and the Joint Administrators shall enjoy the benefit of the rights granted to the Sellers in this Agreement.

        NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I.
DEFINITIONS

    1.1        Certain Definitions. As used in this Agreement, the following terms have the following meanings unless the context otherwise requires (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

        “Accounts Receivable” means (a) all trade accounts receivable and other rights to payment from customers of any Seller or its Affiliates, whether or not arising out of the Business, (b) all other accounts or notes receivable of any Seller or its Affiliates, whether or not arising out of the Business and (c) any claim, remedy or other right related to any of the foregoing.

        “Action or Proceeding” means any action, suit, claim (provided that, for purposes of this definition and as this definition is used in this Agreement, “claim” shall be limited to matters involving (x) infringement of Intellectual Property Rights or Intellectual Property Assets and (y) Business Employees), proceeding or arbitration by any Person, or any investigation or audit by any Governmental or Regulatory Body.

        “Affiliate” means with respect to any Person, any other Person controlling, controlled by or under common control with such first Person. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. In the case of any Seller, “Affiliates” of such Seller shall not include any joint venture to which NNL or any Affiliate thereof is party and that is structured as a legal entity unless NNL or its Affiliates owns 75% or more of the voting equity of such joint venture.

        “Alternative Transaction” means the sale, transfer or other disposition, by means of asset sale, merger, stock sale or otherwise, directly or indirectly, of all or substantially all of (i) the Business or (ii) collectively the Acquired Assets and the EMEA Acquired Assets, in a transaction or a series of transactions with one or more Persons other than Buyer and/or its Affiliates; provided, that an Alternative Transaction does not include: (a) the retention of the Business by any or all Seller Entities (or their successor entities emerging from the Bankruptcy Proceedings) under a stand-alone plan of reorganization approved by the U.S. Bankruptcy Court or any plan or arrangement approved by the Canadian Court, or (b) the sale, transfer or other disposition, directly or indirectly, of any portion of the Business, the Acquired Assets or the EMEA Acquired Assets (other than as a going concern) in connection with the closure, liquidation or winding up of the Business or any Seller Entity.

        “Assignment and Assumption Agreement” means an assignment and assumption agreement in substantially the form attached hereto as Exhibit K-1 (in the case of all Seller Entities other than the EMEA Sellers) and Exhibit K-2 (in the case of the EMEA Sellers).

        “Assumed and Assigned Contract” means a Business Contract that can be assumed and assigned pursuant to Section 365 of the U.S. Bankruptcy Code. For the sake of clarity, no New Exclusive Service Contract shall be deemed to be an Assumed and Assigned Contract.

        “Bankruptcy Proceedings” means the Chapter 11 Cases, the CCAA Cases and the EMEA Cases and, in each case, any proceedings thereunder.

        “Bill of Sale” means a bill of sale in substantially the form attached hereto as Exhibit L-1 (in the case of all Seller Entities other than the EMEA Sellers) and Exhibit L-2 (in the case of the EMEA Sellers).

        “Business” has the meaning set forth in the Recitals; provided, that the Business for all purposes excludes all financial, accounting, IT, operations (including supply and support), administrative, corporate and all other back office and/or similar shared operations and functions of any Seller and its Affiliates that support or are utilized by the “Layer 4-7", “Alteon load balancer” or “Alteon Application Accelerator” business; provided, further, that except as expressly provided herein, with respect to Tangible Property, references to the Business shall only refer to the Business Tangible Property. References to the Business as operated by Buyer and its Affiliates after the Closing shall mean the business and operations of Buyer and its Affiliates with respect to, utilizing or based upon the Acquired Assets, the Assumed Liabilities, the EMEA Acquired Assets, the EMEA Assumed Liabilities, the Radware Products (as defined in the IP License Agreement) and/or the Licensed Intellectual Property (as defined in the IP License Agreement) after the Closing.

        “Business Confidential Information” means all Confidential Information that relates exclusively to the Business, the Products, the Acquired Assets, the Assumed Liabilities, the EMEA Acquired Assets or the EMEA Assumed Liabilities, whether (a) disclosed prior to or after the Closing Date to Buyer or (b) disclosed after the Closing Date to any Seller and/or its Affiliates pursuant to any post-Closing covenants provided under this Agreement.

        “Business Day” means a day other than a Saturday or a Sunday or other day on which commercial banks in New York are authorized or required by Law to close.

        “Business Employee” means an individual listed on Schedule 5.12(a) who is an employee of a Seller or an Affiliate of a Seller and who provides services to a Seller or such Affiliate in connection with the Business.

        “Business Material Adverse Effect” means any circumstance, change or effect (any such item, an “Effect”) that is materially adverse to the business, operations, assets, liabilities, results of operations or financial condition of the Business, taken as a whole, or that prevents or could reasonably be expected to prevent the timely consummation of the Transactions by Sellers and their Affiliates, but excluding (i) Effects resulting from changes in the United States or general economic conditions, except to the extent such Effects disproportionately affect the Business taken as a whole, (ii) Effects arising out of the execution or delivery of this Agreement or the Transactions or the public announcement thereof, (iii) Effects that result from any action required to be taken pursuant to this Agreement or any action taken pursuant to the written request or with the prior written consent of Buyer, (iv) Effects arising out of the pendency of any Bankruptcy Proceeding and any action approved by, or motion made before, any Bankruptcy Court, (v) Effects arising out of the attrition of customers or other deterioration of the Business prior to the Closing Date or (vi) Effects arising out of the matters set forth in Schedule 1.1(a).

        “Business Tangible Property Value” means the book value, net of reserves, of the Business Tangible Property and the EMEA Business Tangible Property calculated consistent with GAAP.

        “Buyer Employee Plan” means any currently active/open pension plan, supplemental pension plan, profit sharing plan, savings plan, retirement savings plan, bonus plan, incentive compensation plan, deferred compensation plan, stock purchase plan, stock option plan, employee benefit plan, vacation plan, leave of absence plan, employee assistance plan, automobile leasing/subsidy/allowance plan, relocation plan, family support plan, retirement plan, medical, hospitalization or life insurance plan, disability plan, sick leave plan, redundancy or severance plan, retention agreement, death benefit plan, compensation arrangement, including any base salary arrangement, overtime policy, on-call policy or call-in policy, or any other plan, program, arrangement, policy or practice that is maintained or otherwise contributed to, or required to be contributed to, by or on behalf of Buyer or its Affiliates with respect to employees of Buyer or its Affiliates in the United States, Japan and/or India.

        “Buyer Entity” means Buyer and all Affiliates of Buyer that will take title to any Acquired Asset or EMEA Acquired Asset, assume any Assumed Liability or EMEA Assumed Liability, employ any Transferring Employee as a result of the Transactions, or enter into any Transaction Document.

        “Buyer Material Adverse Effect” means any circumstance, change or effect that is materially adverse to the ability of Buyer to perform its obligations under this Agreement and the Transaction Documents or on the ability of Buyer to consummate the Transactions.

        “Canadian Business Tangible Property” means Business Tangible Property located in Canada.

        “Canadian Business Inventory” means Business Inventory located in Canada.

        “Canadian Court” means the Ontario Superior Court of Justice.

        “Canadian Debtors” means the Seller Entities listed under the heading “Canadian Debtors” in Exhibit A.

        “Claim” has the meaning set forth in Section 101(5) of the U.S. Bankruptcy Code.

        “Code” means the Internal Revenue Code of 1986, as amended.

        “Confidential Information” means non-public, proprietary or confidential information that is labeled as such or should reasonably be understood by the recipient to be confidential, and includes trade secrets, research and development, methods of operations, analytical processes, software, source codes, inventions, databases, other technology, designs and other Intellectual Property Assets, consulting techniques, processes, formulae, methods and methodologies for analyzing data, information concerning finances, investments, projections, profits, strategies, pricing, costs, products, services, service providers, vendors, customers’ identities and needs, employees, partners, investors, personnel, compensation, recruiting, training, advertising, sales, marketing, promotions, government and regulatory activities and approvals, in whatever form or media, of the disclosing party and/or any third party that has disclosed or provided any of same to the disclosing party on a confidential basis; provided, that Confidential Information shall not include any information that is (i) lawfully in the public domain prior to its disclosure, or lawfully becomes publicly available other than through a breach of this Agreement or any other confidentiality obligation on behalf of any third party, (ii) disclosed to the recipient by a third party provided such third party, or any other party from whom such third party receives such information, is not in breach of any confidentiality obligation in respect of such information, (iii) developed by such recipient without use of Confidential Information, as evidenced by its business records or (iv) without obligation of confidentiality was rightfully known by the recipient prior to disclosure, as evidenced by its business records.

        “Confidentiality Agreement” means that certain Nondisclosure and Confidentiality Agreement dated December 2, 2008, by and between NNI and Buyer.

        “Contracts” means all executory contracts, agreements, subcontracts, indentures, notes, bonds, loans, instruments, leases, mortgages, franchises, licenses, purchase orders, sale orders, proposals, bids, understandings or commitments, whether written or oral, that are legally binding.

        “CSWL” means California Software Laboratories.

        “Cure Cost” means with respect to any Assumed and Assigned Contract, any amounts required by Section 365(b)(1) of the U.S. Bankruptcy Code to cure any defaults by the relevant U.S. Debtor under such Assumed and Assigned Contract and to pay any actual or pecuniary losses that have resulted from such defaults under such Assumed and Assigned Contract.

        “EMEA” means the Europe, Middle East and Africa region.

        “Employment Transfer Date” means the first Business Day following the Closing Date or, in cases where the terms of this Agreement provides for a later employment date, the date on which a Transferring Employee becomes employed with Buyer or an Affiliate of Buyer pursuant to this Agreement.

        “Escrow Agent” means the Person designated as the escrow agent by Sellers pursuant to Section 3.1(a).

        “Exclusive Service Contract” means a Contract between a Seller or any Affiliate of a Seller and a customer of the Business that provides exclusively for the servicing of Products.

        “Final Order” means an order of any Bankruptcy Court or other court of competent jurisdiction (a) as to which no appeal, notice of appeal, motion to amend or make additional findings of fact, motion to alter or amend judgment, motion for rehearing or motion for new trial has been timely filed or, if any of the foregoing has been timely filed, it has been disposed of in a manner that upholds and affirms the subject order in all material respects without the possibility for further appeal or rehearing thereon; (b) as to which the time for instituting or filing an appeal, motion for rehearing or motion for new trial shall have expired; and (c) as to which no stay is in effect; provided, however, that, with respect to an order issued by the U.S. Bankruptcy Court, the filing or pendency of a motion under Federal Rule of Bankruptcy Procedure 9024 (“Rule 9024”) or Federal Rule of Civil Procedure 60 (“Rule 60”) shall not cause an order not to be deemed a “Final Order” unless, in the case of a Rule 9024 motion, such motion shall be filed within ten (10) days of the entry of the order at issue or, in the case of a Rule 60 motion, such motion shall be filed within thirty (30) days of the entering of the order at issue.

        “GAAP” means United States generally accepted accounting principles, as in effect on the date of this Agreement, consistent with the accounting policies, methodologies and principles of NNI set forth on Schedule 1.1(b).

        “Governmental Authorization” means any consent, license, registration, authorization, approval, franchise or permit issued, granted, given or otherwise made available by or under the authority of any Governmental or Regulatory Body or pursuant to any Law.

        “Governmental or Regulatory Body” means any court, tribunal, arbitrator or government, whether federal, state, county, local or foreign, or any subdivision, agency, authority, department, commission, board, bureau, official or instrumentality thereof.

        “Historical Velocity Business” means the enterprise “Layer 4-7", “Alteon load balancer” or “Alteon Application Accelerator” business of Sellers and their Affiliates as conducted in 2007 and 2008. The Historical Velocity Business does not include numerous assets and liabilities of Sellers and their Affiliates that may be utilized in connection with and/or relate to their Layer 4-7, Alteon load balancer or Alteon Application Accelerator business but are also utilized in connection with and/or relate to other businesses of Sellers and their Affiliates. Sellers and their Affiliates have not historically separately defined, or reported the financial or other results of, the Historical Velocity Business, and Sellers have made good faith estimations as to the scope of the Historical Velocity Business. For the sake of clarity, the Business and the Historical Velocity Business consist of the same product lines (including the VSS Products).

        “Income Taxes” means all foreign or U.S. federal, state, local or municipal net income, alternative or add-on minimum, gross income, adjusted gross income, profits or excess profits, gross receipts or similar taxes (including withholding taxes), and any interest, penalties and additions attributable to such taxes.

        “India Business Tangible Property” means Business Tangible Property located in India.

        “India Business Inventory” means Business Inventory located in India.

        “India Employee” means a Business Employee who has a work location in India.

        “India Employee Gratuity Accrual” means the amount accrued on the books of Nortel India in respect of an India Transferring Employee’s gratuity payment as of such Employee’s Employment Transfer Date, which amounts shall be accrued in accordance with the books and records of Nortel India.

        “India Transferring Employee” means an India Employee who accepts an India Employment Offer and becomes employed by Buyer or an Affiliate of Buyer.

        “Intellectual Property Assets” means (i) copyrightable works, all registered copyrights, and all applications, registrations and renewals thereof, (ii) Marks and all applications, registrations and renewals thereof, (iii) patents and patent applications, (iv) proprietary documents describing formulations, know-how, confidential business information, trade secrets, and other technical information and technology, (vi) computer software (including data and related documentation) and (vii) tangible embodiments of any of the foregoing in whatever form or medium, but excludes sales literature, promotional literature and any other sales, advertising, marketing or promotional materials of any Seller and/or its Affiliates.

        “Intellectual Property Rights” means all past, present, and future rights of the following types, which may exist or be created under the Laws of any jurisdiction in the world: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights, and mask work rights; (b) trademark and trade name rights and similar rights; (c) trade secret rights; (d) patent and industrial property rights; (e) other proprietary rights of every kind and nature; and (f) rights in or relating to registrations, renewals, extensions, combinations, divisions, and reissues of, and applications for, any of the rights referred to in clauses (a) through (e) of this sentence.

        “Inventory” means all finished goods and service inventory.

        “Inventory Value” means the book value of Inventory that is required to be reflected on a balance sheet prepared consistent with GAAP, net of reserves, as of the Closing Date, determined in a manner consistent with GAAP.

        “Japan Employee” means a Business Employee who has a work location in Japan.

        “Japan Transferring Employee” means a Japan Employee who accepts a Japan Employment Offer and becomes employed by Buyer or an Affiliate of Buyer.

        “Knowledge of Sellers” means and shall be limited to the actual knowledge of any of Mohan Dattatreya, Philippe Michelet, Yuet Lee, Liam Kiely, Aziz Khadbai, Mark Hearn, Bill LaSalle, Larry Barrows, Ken Pecot, Gayle Zajac, Shane Donahoe, Liz Ward, Hyacinth DeAlmeida and/or Kirk Otis.

        “Law” means any law, statute, rule, regulation, ordinance or other pronouncement having the effect of law of the United States of America, any foreign country or any domestic or foreign state, county, city or other political subdivision or of any Governmental or Regulatory Body.

        “Liabilities” means any direct or indirect liability, indebtedness, claim, loss, damage, demand, deficiency, assessment, penalty, obligation or responsibility of any kind or nature, whether fixed or unfixed, choate or inchoate, primary or secondary, liquidated or unliquidated, secured or unsecured, asserted or unasserted, due or to become due, accrued, absolute, known or unknown, contingent or otherwise.

        “Licensed IP” means the Intellectual Property Rights of any Seller and/or its Affiliates licensed to Buyer and/or its Affiliates pursuant to the IP License Agreement and/or Trademark License Agreement.

        “Lien” means any title defect, mortgage, lien, pledge, charge, security interest, claim, contractual restriction, easement, right-of-way, option, conditional sale or installment contract or other encumbrance of any nature whatsoever. For the sake of clarity, Assumed Liabilities shall not be “Liens.”

        “Loss” or “Losses” means any Liability, judgment, settlement, penalty, fine, cost or expense (including reasonable attorneys’ fees and disbursements and the costs of litigation, including reasonable amounts paid in investigation, defense or settlement of an Action or Proceeding) of any nature, whether or not arising out of any claims by or on behalf of a third party.

        “Marks” means trade names, fictional business names, trade dress rights, registered and unregistered trademarks and service marks and logos, including any Internet domain names and websites, and applications therefor, together with all translations, adaptations, derivations and combinations and like intellectual property rights.

        “Monitor” means Ernst & Young Inc., in its capacity as the Canadian Court-appointed Monitor in connection with the CCAA Cases.

        “Multi-Year Exclusive Service Contract” means an Exclusive Service Contract with a term of more than one (1) year with respect to which the annual renewal thereof falls between the date hereof and the Closing.

        “Non-Debtor Nortel Networks Entities” means the Seller Entities listed under the heading “Non-Debtor Nortel Networks Entities” in Exhibit A.

        “Non-Exclusive Confidential Information” means all Confidential Information of any Seller and/or its Affiliates that does not pertain exclusively, but otherwise relates, to the Business, the Products, the Acquired Assets, the EMEA Acquired Assets, the Assumed Liabilities or the EMEA Assumed Liabilities, whether disclosed prior to or after the Closing Date.

        “Nortel Employee Plans” mean any currently active/open pension plan, supplemental pension plan, profit sharing plan, savings plan, retirement savings plan, bonus plan, incentive compensation plan, deferred compensation plan, stock purchase plan, stock option plan, employee benefit plan, vacation plan, leave of absence plan, employee assistance plan, automobile leasing/subsidy/allowance plan, relocation plan, family support plan, retirement plan, medical, hospitalization or life insurance plan, disability plan, sick leave plan, redundancy or severance plan, retention agreement, death benefit plan, compensation arrangement, including any base salary arrangement, overtime policy, on-call policy or call–in policy, or any other plan, program, arrangement, policy or practice that is maintained or otherwise contributed to, or required to be contributed to, by or on behalf of any Seller or its Affiliates with respect to Business Employees in the United States, Japan and/or India.

        “Nortel India” means Nortel Technology Excellence Centre PVT Limited, a private company limited by shares organized under the laws of India.

        “Notice Recipients” means (a) any person listed in the definition of “Knowledge of Sellers,” (b) any elected officer of NNL, and/or (c) any attorney employed in any legal department of any Seller or its Affiliates.

        “NNUK” means Nortel Networks UK Limited.

        “Order” means any writ, judgment, decree, injunction, award, stipulation or similar order or judicial or administrative decree of any Governmental or Regulatory Body, in each case whether preliminary or final.

        “Organizational Documents” means (a) the articles or certificate of incorporation, the bylaws and any shareholders agreement of a corporation, (b) the partnership agreement and any statement of partnership of a general partnership, (c) the limited partnership agreement and the certificate of limited partnership of a limited partnership, (d) the operating or limited liability company agreement and certificate of formation or organization of any limited liability company, (e) any charter or similar document adopted or filed in connection with the creation, formation or organization of a Person and (f) any amendment to any of the foregoing.

        “Permitted Lien” means (a) any Lien for Taxes not yet due or delinquent or being contested in good faith by appropriate proceedings or that may thereafter be paid without penalty, (b) any statutory Lien arising in the ordinary course of business by operation of Law for amounts which are not material and not yet due and payable, (c) any minor imperfection of title or similar Lien that could not reasonably be expected to impact in any material respect the use of the affected assets and (d) any Liens imposed by any Bankruptcy Court in connection with the Bankruptcy Proceedings which Liens are to be discharged at or by the Closing.

        “Person” means any individual, corporation, partnership, limited partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental or Regulatory Body or other entity.

        “Predecessor Products” means the products set forth on Schedule 1.1(c).

        “Prior Existing IP” means Intellectual Property Assets, other than Business Intellectual Property, that are used in the Predecessor Products, to the extent that such Intellectual Property Assets as of the Closing Date (i) are owned by any Seller and/or its Affiliates and (ii) are not patents, patent applications, domain names and websites, inventions and/or invention disclosures.

        “SEC” means the U.S. Securities and Exchange Commission.

        “Seller Confidential Information” means all Confidential Information of any Seller and/or its Affiliates other than (x) Business Confidential Information and/or (y) Non-Exclusive Confidential Information, in each case, whether disclosed prior to or after the Closing Date.

        “Seller Entity” means each Seller and each Affiliate of a Seller that is a Transferring Party.

        “Specified Inventory” means Inventory owned by any Seller or its Affiliates and exclusively relating to the Business that is required to be reflected on a balance sheet prepared consistent with GAAP.

        “Tangible Property” means all furniture, fixtures, equipment, computers, office equipment and apparatuses, tools, machinery and supplies.

        “Target Business Tangible Property Value” means two hundred fifty thousand dollars ($250,000).

        “Target Inventory Value” means two million one hundred thousand dollars ($2,100,000).

        “Tax” or “Taxes” (and, with correlative meanings “Taxable” or “Taxing”) mean, without limitation and with respect to any Person, (i) all Income Taxes, (ii) all sales, use, ad valorem, transfer, stamp, license, recording, employment (including federal and state income tax withholding, backup withholding, FICA, FUTA, national insurance, social security or other payroll taxes), environmental, excise, severance, stamp, occupation, premium, prohibited transaction, property, VAT, value added, net worth, franchise, or any other taxes, customs, tariffs, imposts, levies, duties, rates, government fees or other like assessments or charges or impositions or withholdings of any kind imposed under any Law, (iii) any interest, penalties, fines and additions attributable to any items listed in clauses (i) and (ii), and (iv) any Liability in respect of any items described in clauses (i), (ii) and/or (iii) payable by reason of contract, assumption, transferee liability, operation of Law, Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof) or any similar provision under Law or otherwise regardless of whether any amount in respect of them is recoverable from any other Person.

        “Tax Return” means any U.S. federal, state, local, provincial and foreign return, declaration, claim for refund, form, statement, report, schedule, information return or similar statement or document, and any amendment thereof (including any related or supporting information or schedule attached thereto) required to be filed with any Taxing Authority in connection with the determination, assessment or collection of any Tax or Taxes.

        “Taxing Authority” means any government or subdivision, agency, commission or authority thereof, or any quasi-governmental or private body having jurisdiction over the assessment, determination, collection or other imposition of Taxes.

        “Transaction Documents” means (i) this Agreement, (ii) the IP License Agreement, (iii) the Trademark License Agreement, (iv) the Master Purchase Agreement, (v) the Transition Services Agreement, (vi) the Contract Manufacturer Inventory Agreement, (vii) the Patent Assignment Agreement, (viii) the Assignment and Assumption Agreement(s), (ix) the Bill(s) of Sale, (x) Trademark Assignment Agreement, (xi) the Interim Product Purchase Agreement, (xii) the Korea Purchase Agreement, (xiii) the Tripartite Agreement and (xiv) all other agreements, certificates and instruments to be executed by Buyer and/or any Seller Entity at or prior to the Closing pursuant to this Agreement or any of the agreements described in clauses (i) through (xiii) of this definition.

        “Transactions” means the transactions contemplated by the Transaction Documents.

        “Transferring Employee” means, individually or in the aggregate, as the case may be, an India Transferring Employee, a Japan Transferring Employee, or a U.S. Transferring Employee.

        “Transferring Party” means (i) in the case of an Acquired Asset or an EMEA Acquired Asset, the Seller or the Affiliate of a Seller that is the owner of such Acquired Asset or EMEA Acquired Asset (or in the case of a Business Contract or an EMEA Business Contract, a contracting party to such Contract), (ii) in the case of an Assumed Liability or an EMEA Assumed Liability, the Seller and/or the Affiliate(s) of a Seller that have obligations or other Liabilities in respect of such Assumed Liability or EMEA Assumed Liability, (iii) in the case of a Business Employee, the Seller or the Affiliate of a Seller that is the employer of such Business Employee and (iv) in the case of a Transaction Document, the Seller or the Affiliate of a Seller that is party to such Transaction Document.

        “Tripartite Agreement” means that certain Tripartite Agreement by and among California Software Company Ltd., CSWL Inc., Buyer, Radware Inc. and NNL to be executed concurrent herewith or following the execution of this Agreement.

        “U.S. Bankruptcy Rules” means the U.S. Federal Rules of Bankruptcy Procedure.

        “U.S. Business Tangible Property” means Business Tangible Property located in the United States.

        “U.S. Business Inventory” means Business Inventory located in the United States.

        “U.S. Creditor Committee” means the official committee of unsecured creditors of the U.S. Debtors appointed by the U.S. Bankruptcy Court in the Chapter 11 Cases.

        “U.S. Debtors” means the Seller Entities listed under the heading “U.S. Debtors” in Exhibit A.

        “U.S. Employee” means a Business Employee who has a work location in the United States.

        “U.S. GAAP” means United States generally accepted accounting principles, consistently applied.

        “U.S. Transferring Employee” means a U.S. Employee who accepts a U.S. Employment Offer and becomes employed by Buyer or an Affiliate of Buyer.

        “VAT” means value added tax imposed in any member state of the European Union pursuant to EC Council Directive 2006/112 on the common system of value added tax (Directive 2006/112) and national legislation implementing or supplemental to that Directive and any other sales or turnover tax of a similar nature imposed in any country that is a member of the European Union, together with all penalties or interest thereon or any tax of a similar nature which may be substituted for or levied in addition to it.

        “VSS Products” means the products set forth under the heading “VSS Products” on Exhibit B attached hereto.

        “Warranty Reserve” means a reserve, determined in a manner consistent with GAAP, with respect to the warranty obligations that Buyer and its Affiliates have undertaken to perform at no additional cost to any Seller and/or its Affiliates pursuant to the Master Purchase Agreement.

        “Warranty Target Amount” means three million one hundred thousand dollars ($3,100,000).

    1.2        Certain Additional Definitions. As used in this Agreement, the following terms shall have the respective meanings ascribed thereto in the respective Sections of this Agreement set forth opposite each such term below:

Term	Section

Acquired Assets	2.1
After Identified IP	4.5(b)
Agreement	Preamble
Approval and Vesting Order	7.20
Approval and Vesting Order Motion	7.20
Asset Allocation Schedule	3.2(a)
Assumed Liabilities	2.3
Audited Financial Statements	9.15
Audit Notice	9.15
Bankruptcy Courts	Recital D
Base Purchase Price	3.1(a)
Break-Up Fee	10.2(a)
Bulk Sales Laws	7.5
Business	Recital A
Business Contracts	2.1(c)
Business Intellectual Property	2.1(d)
Business Inventory	2.1(b)
Business Tangible Property	2.1(a)
Buyer	Preamble
Buyer Closing Certificate	8.2(e)
CCAA	Recital B
CCAA Cases	Recital B
Chapter 11 Cases	Recital C
Claimants	7.16(b)(i)

Term	Section

Closing	4.1
Closing Date	4.1
Contract Manufacturer Inventory Agreement	Recital G
Effective Time	4.1
EMEA Cases	Recital D
EMEA Sellers	Preamble
Enforceability Exceptions	5.2
English Court	Recital D
Excluded Assets	2.2
Excluded Liabilities	2.4
Expense Reimbursement	10.2(b)
Insolvency Act	Recital D
Interim Product Purchase Agreement	Recital G
IP License Agreement	Recital G
Israeli Tax Withholding Exemption Application	7.11
ITA	7.11
Joint Administrators	Preamble
Korea Purchase Agreement	4.6
Main Sellers	Preamble
Master Purchase Agreement	Recital E
New Exclusive Service Contracts	2.1(c)
New York Courts	11.3
NNI	Preamble
NNL	Preamble
Patent Assignment Agreement	Recital G
Petition Date	Recital B
Press Release	7.6
Prior IP	2.1(e)
Products	Recital A
Pro Forma Financial Statements	5.5(b)
Purchase Price	3.1(a)
Restricted Software	2.1(a)
Retained Subcontractors	7.12
Sale Process Order	7.19
Sale Process Order Motion	7.19
Sellers	Preamble
Sellers Closing Certificate	8.1(e)
Straddle Period	3.3
Trademark Assignment Agreement	Recital G
Trademark License Agreement	Recital G
Transfer Taxes	9.1(a)(i)
Transfer Tax Refund	9.1(a)(i)
Transition Services Agreement	Recital G
U.S. Bankruptcy Code	Recital C
U.S. Bankruptcy Court	Recital C
U.S. Bidding Procedures Motion	7.15
U.S. Bidding Procedures Order	7.15
U.S. Sale Motion	7.16(a)
U.S. Sale Order	7.16(a)

    1.3        Accounting Terms. All accounting terms shall have the meaning specified by GAAP unless otherwise specified.

    1.4        Monetary Terms. All references to "Dollars" or "$" shall mean U.S. Dollars unless otherwise specified

ARTICLE II
PURCHASE OF ASSETS AND ASSUMPTION OF LIABILITIES

    2.1        Sale and Transfer of Assets. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, each Seller shall, or in the case of any of the following that is owned by an Affiliate of a Seller, shall cause the applicable Transferring Party to, sell, transfer, assign, convey and deliver to Buyer (or Affiliates of Buyer), and Buyer (or Affiliates of Buyer) shall purchase, acquire and accept from the applicable Transferring Party, all of the Transferring Party’s right, title and interest in and to the following properties, rights and assets (but in all cases excluding the Excluded Assets) of such Seller or such Affiliate, as and to the extent existing on the Closing Date (such properties, rights and assets are hereinafter collectively referred to as the “Acquired Assets”), and (x) in the case of Acquired Assets that are transferred or assigned by U.S. Debtors, free and clear of all Liens (other than Permitted Liens) and Claims pursuant to Section 363 of the U.S. Bankruptcy Code, (y) in the case of Acquired Assets that are transferred or assigned by Canadian Debtors, free and clear of all Liens (other than Permitted Liens) pursuant to the terms of the Approval and Vesting Order, when granted, and (z) in the case of Acquired Assets that are transferred or assigned by a Non-Debtor Nortel Networks Entity, free and clear of all Liens other than Permitted Liens:

    (a)        the Tangible Property set forth on Schedule 2.1(a)(i) (collectively, the “Business Tangible Property”); provided, that with respect to Business Tangible Property containing the software set forth on Schedule 2.1(a)(ii) that is licensed from third parties and cannot be assigned to Buyer absent consent of the licensor thereof (the “Restricted Software”), the physical transfer of such Business Tangible Property from the applicable Transferring Party to Buyer shall occur at the Closing, but legal title to such Business Tangible Property shall not transfer to Buyer until the earlier of the time specified in the Transition Services Agreement or the date of expiration or termination of the Transition Services Agreement;

    (b)        all Specified Inventory (whether located at a business facility, in the possession of any contract manufacturer, or at any other location in the supply chain, of any Seller or any of its Affiliates) owned by any Seller or an Affiliate of any Seller (the “Business Inventory”);

    (c)        (i) the Contracts set forth on Schedule 2.1(c), (ii) any Exclusive Service Contracts (including any renewals of existing Exclusive Service Contracts) that any Seller or an Affiliate of any Seller enters into with a third party during the period between the date hereof and the Closing (the “New Exclusive Service Contracts”), (iii) any confidentiality or non-disclosure agreements entered into by any Seller or any of its Affiliates in connection with the sale of the Business (other than the Confidentiality Agreement) and (iv) any other Contract, the entry into of which Buyer consents to in accordance with Section 7.7(a) (which additional Contracts shall be set forth on updated Schedule 2.1(c) delivered at Closing) (together with the Contracts listed under clauses (i) and (ii) above, collectively, the “Business Contracts”);

    (d)        (i) the Intellectual Property Assets owned by any Seller or an Affiliate of any Seller set forth on Schedule 2.1(d) and (ii) to the extent not covered by Section 2.1(d)(i), the Intellectual Property Assets owned by such Seller and/or its Affiliates that are (x) used in Products as of the Closing Date and (y) have never been used in any other commercial products of any Seller and/or its Affiliates (including, for the sake of clarity, the EMEA Sellers), in each case including all Intellectual Property Rights therein and the goodwill associated therewith and all rights to sue for past, present or future infringement and to collect and retain all damages and profits relating to the foregoing (the assets and rights included in clauses (i) and (ii), the “Business Intellectual Property”; for the sake of clarity, no Prior Existing IP shall be deemed to be Business Intellectual Property); provided, that in the case of Intellectual Property Assets and Intellectual Property Rights that constitute patents, patent applications, domain names and websites, inventions and/or invention disclosures, only those patents, patent applications, domain names and websites, inventions and invention disclosures specifically listed on Schedule 2.1(d) shall constitute Business Intellectual Property and be assigned;

    (e)        the Prior Existing IP, together with all Intellectual Property Rights therein and the goodwill associated therewith and all rights to sue for past, present or future infringement and to collect and retain all damages and profits relating to the foregoing (“Prior IP”); provided, that, subject to Section 4.5, none of this Section 2.1(e), the assignment of the Prior IP to Buyer or anything else in this Agreement shall obligate any Seller or any of its Affiliates or representatives to (x) create, recreate, improve, prepare, develop or acquire any Intellectual Property Assets or Intellectual Property Rights that would otherwise be, or (y) document, create any physical or electronic embodiment not then existing of, or otherwise put into tangible form, any Prior IP, other than making copies of existing documents or files for delivery to Buyer.

    (f)        without prejudice to (x) Section 2.1(d) or 2.1(e) (with respect to the right to sue for past, present or future infringement, and to collect and retain all damages and profits relating to the Business Intellectual Property or the Prior IP in respect of such infringement) and (y) Section 2.1(i), all claims, demands, deposits, causes of action, choses in action, rights of recovery, rights of set-off and rights of recoupment, in each case relating exclusively to the operation of the Business after the Closing by Buyer (other than those related to Excluded Assets);

(g) all refunds and rebates relating exclusively to the operation of the Business after the Closing by Buyer (other than those excluded pursuant to Section 2.2(e));

    (h)        all sales literature, promotional literature and any other sales, advertising, marketing or promotional materials of any Seller or an Affiliate of any Seller that relate exclusively to the Products;

    (i)        all rights under Business Contracts to the extent that such rights relate to non-competition, confidentiality or non-solicitation obligations, whether relating to periods prior to or following the Closing;

    (j)        all rights of any Seller or an Affiliate of any Seller under or pursuant to all warranties, representations and guarantees made by suppliers, manufacturers and contractors relating directly to (i) Business Inventory, (ii) Product returns purchased by Buyer after Closing pursuant to Section 9.10, (iii) the Business Tangible Property or (iv) products in respect of which Buyer or its Affiliates are obligated to fulfill warranty obligations pursuant to the Master Purchase Agreement; and

    (k)        the information set out in Schedule 5.12(a) and copies of all general and financial records, ledgers, sales invoices, files, books and documents, correspondence and other files and records, including customer lists and sales records, of any Seller or an Affiliate of any Seller pertaining exclusively to the Products or the assets and rights transferred to Buyer pursuant to the above paragraphs (a) through (j) of this Section 2.1 (other than those excluded pursuant to Sections 2.2(i), 2.2(l) and/or 2.2(n)).

Notwithstanding the foregoing, Sellers and their Affiliates may retain and use in appropriate circumstances originals or copies of any Contracts, documents, books and records: (i) that relate, in whole or in part, to assets other than the Acquired Assets and/or activities of Sellers or any of their Affiliates other than the Business, (ii) that are required to be retained pursuant to any legal requirement or are reasonably necessary, for financial reporting purposes or for Tax purposes or (iii) that otherwise are used in connection with the Excluded Liabilities.

    2.2        Excluded Assets. Notwithstanding anything to the contrary contained in Section 2.1 or elsewhere in this Agreement, all properties, rights and assets of any Seller and/or its Affiliates not expressly described in Section 2.1 (collectively, the “Excluded Assets”) are not part of the sale and purchase contemplated hereunder, are excluded from the Acquired Assets and shall remain the property of the applicable Seller and/or its Affiliates, as the case may be, after the Closing. Without limiting the foregoing, the Excluded Assets include the following:

    (a)        all cash and cash equivalents or similar investments, including checking accounts, bank accounts, lock box numbers, marketable securities, commercial paper, certificates of deposit and other bank deposits, and treasury bills;

(b) all insurance policies and all rights of every nature (including proceeds) under or arising out of such policies;

(c) all Contracts to which any Seller or any of its Affiliates is a party other than the Business Contracts;

(d) without prejudice to Buyer’s rights pursuant to Section 7.10, all Accounts Receivable;

    (e)        subject to (x) Sections 2.1(d), 2.1(e), 2.1(f) and 2.1(g) (with respect to the right to sue for past, present or future infringement, and to collect and retain all damages and profits relating to the Business Intellectual Property and the Prior IP in respect of such infringement) and (y) Section 2.1(i), all claims, demands, deposits, refunds, rebates, causes of action, choses in action, rights of recovery, rights of set-off and rights of recoupment, and all claims for refunds or rebates of Taxes, in any case related to periods (or portions thereof) ending on or prior to the Effective Time, and other governmental charges and the benefit of net operating loss carryforwards, carrybacks or other credits of any Seller and/or any of its Affiliates;

(f) all prepaid charges, expenses, sums and fees;

(g) all Intellectual Property Assets owned, acquired, developed or licensed by any Seller or any of its Affiliates other than the Business Intellectual Property and the Prior IP;

    (h)        without prejudice to Section 9.13(b), all proprietary or confidential business or technical information, records and policies that relate generally to any Seller and/or its Affiliates and/or are not used exclusively in their operation of the Business, including organization manuals, strategic plans and Tax records and related information;

    (i)        all personnel records relating to the Business Employees other than the information set forth in Section 2.1(k) and other records that any Seller or its Affiliates is required by Law to retain in its possession or is not permitted under Law to provide to Buyer;

(j) all rights in connection with, and assets of, any Nortel Employee Plan;

(k) all rights of any Seller and/or its Affiliates under this Agreement or any other Transaction Document or in respect of the Transactions;

(l) all records prepared in connection with the sale of the Business;

    (m)        without prejudice to Section 9.13(b), all books, records, accounts, ledgers, files, documents, correspondence, studies, reports and other printed or written materials related to any Excluded Assets or Excluded Liabilities;

    (n)        all of the rights and claims of the U.S. Debtors available to the U.S. Debtors under the U.S. Bankruptcy Code, of whatever kind or nature, as set forth in Chapter 5 of the U.S. Bankruptcy Code and any other applicable provisions of the U.S. Bankruptcy Code, and any related claims and actions arising under Chapter 5 or such provisions by operation of law or otherwise, including any and all proceeds of the foregoing;

(o) all of the rights and claims of Canadian Debtors of whatever kind of nature not expressly included in the Acquired Assets, including any and all proceeds of the foregoing; and

(p) all other properties, rights and assets of any Seller and/or its Affiliates that are not used by them exclusively in the operation of the Business.

    2.3        Assumed Liabilities. Subject to the terms and conditions set forth in this Agreement, including Section 2.4, at the Closing, Buyer shall assume and thereafter pay, perform and discharge when due, only the following Liabilities (the “Assumed Liabilities”):

    (a)        all Liabilities under or arising from the Business Contracts, other than (i) any Liability for Cure Costs (in the case of Assumed and Assigned Contracts) or (ii) any Liability arising under any Business Contract (other than an Assumed and Assigned Contract) as a result of a breach, default or wrongful failure on the part of any Seller or its Affiliates to perform any covenant or obligation under such Business Contract required to be performed by it prior to the Closing;

    (b)        all Liabilities to or in respect of (i) any Transferring Employee, including their employment (or termination of employment) by Buyer, any Buyer Entity or any Affiliate of Buyer, with respect to periods from and after such Transferring Employee’s Employment Transfer Date and (ii) any Buyer Employee Plan or future employee benefit plan of Buyer or its Affiliates, including for severance or other obligations to Transferring Employees arising following such Transferring Employees’ Employment Transfer Date;

    (c)        all Liabilities for or in respect of Taxes (other than Income Taxes) (i) that are the responsibility of Buyer pursuant to Section 9.1 or (ii) in connection with the operation of the Business or in respect of the Acquired Assets with respect to periods (or portions thereof) beginning on or after the Effective Time;

    (d)        all Liabilities with respect to defective Product claims and product liability claims and causes of action arising with respect to (i) products shipped or sold by or on behalf of Buyer or its Affiliates from or after the Closing and (ii) Product returns purchased by Buyer pursuant to Section 9.10 (but only to the extent of Buyer’s obligation to purchase such Product returns pursuant to Section 9.10); and

    (e)        all Liabilities relating to Buyer’s and/or its Affiliates’ ownership or use of the Acquired Assets, or the conduct or operation of the Business, or the activities of Buyer and/or its Affiliates in connection with the Acquired Assets or the Business after the Closing.

    2.4        Liabilities Not Assumed. Notwithstanding anything contained in this Agreement to the contrary, Buyer does not assume or agree or undertake to pay, satisfy, discharge or perform in respect of, and will not be deemed by virtue of the execution and delivery of this Agreement or any Transaction Documents or other document delivered at the Closing pursuant to this Agreement, or as a result of the consummation of the Transactions, to have assumed, or to have agreed to pay, satisfy, discharge or perform in respect of, any Liabilities of any Seller or its Affiliates or of any other Person or in any way relating to the Business other than the Assumed Liabilities, including the following (such Liabilities retained by any Seller and its Affiliates, collectively, the “Excluded Liabilities”):

    (a)        all Liabilities to or in respect of (i) any Transferring Employee, including their employment by any Seller Entity or any Affiliate of any Seller, in each case with respect to periods prior to such Transferring Employee’s Employment Transfer Date, and (ii) any Nortel Employee Plan or prior employee benefit plan of any Seller or its Affiliates, including for severance or other obligations to Transferring Employees arising prior to such Transferring Employees’ Employment Transfer Date or as a result of the consummation of the Transactions;

    (b)        except as set forth in Section 2.3(c), all Liabilities of any Seller or its Affiliates for Taxes, including (i) Taxes that are the responsibility of any Seller pursuant to Section 9.1 and (ii) all Taxes arising out of the operations of the Business (including ownership of the Acquired Assets) with respect to transactions occurring prior to or periods (or portions thereof) ending prior to the Effective Time;

(c) all Liabilities of any Seller or its Affiliates under this Agreement or any other Transaction Document;

    (d)        all Liabilities for legal, accounting and audit fees (except as provided in Section 9.15) and any other expenses incurred by any Seller or any of its Affiliates in connection with this Agreement, any other Transaction Document or consummation of the Transactions, including any fees, expenses or other payments incurred or owed by any Seller or any of its Affiliates to any agent, broker, investment banker or other firm or Person retained or employed by any Seller or any of its Affiliates in connection with the Transactions;

(e) all Liabilities of any Seller or any of its Affiliates, to the extent relating to the Excluded Assets;

    (f)        except as provided in Section 2.3(d) and/or as specified in the Master Purchase Agreement, all Liabilities with respect to defective product claims and product liability claims and causes of action arising with respect to Products shipped prior to Closing;

    (g)        all Liabilities under or arising from the VSS Products with respect to periods prior to Closing Date, including claims relating to warranty obligations or other Liabilities under or arising from Contracts that have been entered into prior to the Closing Date with respect to VSS Products; provided, that Buyer and the other Buyer Entities shall be responsible for all Liabilities with respect to any implementation of the features or functionality of the VSS Products in whatsoever manner implemented by Buyer or its Affiliates, in accordance with Section 2.3(e), from and after the Closing;

    (h)        all Liabilities relating to any Seller’s and/or its Affiliates’ ownership or use of the Acquired Assets, or the conduct or operation of the Business, or the activities of any Seller and/or its Affiliates in connection with the Acquired Assets or the Business prior to the Closing, to the extent not an Assumed Liability;

(i) all Liabilities in respect of any applicable Bulk Sales Laws as a result of the actions contemplated by Section 7.5; and

(j) all Liabilities relating to any other assets, operations, products, businesses or activities of any Seller and/or its Affiliates that are not part of the Business.

    2.5        Further Assurances. From time to time after the Closing, without additional consideration, Sellers shall, and shall cause the other Transferring Parties to, execute and deliver such other instruments of transfer and documents related thereto and take such other action as may be necessary or reasonably requested by Buyer in order to more effectively transfer to Buyer, and to place Buyer in possession and control of, the Acquired Assets, or to enable Buyer to exercise and enjoy all rights and benefits of the applicable Transferring Party with respect thereto. Buyer shall take such actions as may be necessary or reasonably requested by any Seller in order to assure Buyer’s assumption of the Assumed Liabilities. Without limiting the foregoing, upon reasonable request of Buyer, Sellers shall, and shall cause the other Transferring Parties to, execute, acknowledge and deliver all such further assurances, deeds, assignments, consequences, powers of attorney and other instruments and paper as may be required to sell, transfer, convey, assign and deliver to Buyer all right, title and interest in, to and under the Acquired Assets.

    2.6        Buyer Entities. Buyer agrees that the U.S. Business Tangible Property and U.S. Business Inventory will be purchased by a U.S. organized corporation; the India Business Tangible Property and India Business Inventory will be purchased by an Indian organized entity treated for U.S. tax purposes as a corporation; and all other Acquired Assets will be purchased by Buyer itself.

    2.7        Cure Costs; Adequate Assurance; No Rejection.

    (a)        To the extent that any Assumed and Assigned Contract is subject to a Cure Cost, the applicable Seller shall, or shall cause the applicable Seller Entity to, (x) notify Buyer of the amount of such Cure Cost and (y) within ten Business Days of the determination of such Cure Cost by the U.S. Bankruptcy Court, directly pay or otherwise provide for payment of such Cure Cost as required by the U.S. Bankruptcy Code or other applicable Law.

    (b)        Prior to the entry of the U.S. Sale Order, Buyer shall provide adequate assurance of its future performance under each Assumed and Assigned Contract to the parties thereto (other than the U.S. Debtors) as reasonably necessary to satisfy Section 365(f)(2)(B) of the U.S. Bankruptcy Code.

(c) Except as may be required by the U.S. Bankruptcy Court, NNI shall not, and shall cause the other U.S. Debtors not to, reject any Assumed and Assigned Contract.

    2.8        Canadian Acknowledgement. Buyer acknowledges that the Canadian Sellers are selling their rights, title and interest in the Acquired Assets pursuant to the Approval and Vesting Order.

    2.9        Seller Entities; UK and EMEA Assets.

    (a)        When references are made in this Agreement to Sellers causing their Affiliate(s) or other Seller Entities to undertake (or to not undertake) certain actions, or agreements are being made on behalf of certain Affiliates or other Seller Entities, “Sellers” for purposes of such clause shall be deemed to mean NNI (in the case of a U.S. Debtor) and NNL (in the case of a Canadian Debtor and Non-Debtor Nortel Networks Entities (as listed on Exhibit A hereto)).

    (b)        Notwithstanding anything to the contrary in this Agreement, this Article II shall not apply or govern the sale, assignment, transfer, retention or assumption of assets, rights, properties or Liabilities of or by any EMEA Seller in any manner whatsoever. The only assets, rights, properties and Liabilities of the EMEA Sellers that are being sold, assigned, transferred and assumed by, the Buyer Entities, and the terms and conditions thereof, and representations with respect thereto, are solely as expressly set forth in Exhibit P.

    (c)        Where references are made in this Agreement to Sellers assuming an obligation or liability, making a representation or warranty or being referred to in Article V (except as set forth in Section 5.8(l)), giving an undertaking (to do or not do certain actions) or making an acknowledgement, “Sellers” for the purposes of such reference shall be construed and understood not to include the EMEA Sellers or (for the avoidance of doubt) the Joint Administrators. The parties agree that the only obligations of the EMEA Sellers under this Agreement shall be as set forth in Exhibit P. Where references are made in this Agreement to the Sellers taking the benefit of any rights, undertakings, representations or warranties, “Sellers” for the purpose of such reference shall be deemed to include the EMEA Sellers and the Joint Administrators.

    (d)        For the sake of clarity, the provisions in Exhibit P have been drafted separately from the provisions in the body of this Agreement to reflect differing market practices in the countries of jurisdiction of the EMEA Sellers. The provisions contained in the body of this Agreement and the provisions of Exhibit P shall be interpreted independently.

    2.10        Acknowledgement of Termination of Exploitation Rights. Each of NNI (on behalf of itself and the other U.S. Debtors) and NNL (on behalf of itself, the other Canadian Debtors and the Non-Debtor Nortel Networks Entities) hereby acknowledges and irrevocably agrees (a) that any and all of their rights to the Business Intellectual Property, EMEA Business Intellectual Property (as defined in Exhibit P), Prior Existing IP and EMEA Prior Existing IP (as defined in Exhibit P) (including pursuant to any agreement among Sellers and their Affiliates) shall terminate effective as of the Closing Date, except to the extent set forth in the IP License Agreement and (b) to the entry into and the license of the Licensed IP to Buyer pursuant to the IP License Agreement.

    2.11        Cessation of Status as a Seller Entity. In the event that any Person listed on Exhibit A hereto does not, as of the Closing, own any assets, properties or rights that constitute Acquired Assets or Assumed Liabilities, such Person shall not be a Seller Entity for any purpose hereunder and there shall be no Closing deliveries (under Section 4.2) or the Closing conditions (as set forth in Section 8.1) with respect to such Person. At least three (3) Business Days prior to the Closing Date, the Main Sellers shall certify Buyer in writing if there are any Persons to which this Section 2.11 will pertain.

ARTICLE III.
PURCHASE PRICE

    3.1        Purchase Price.

    (a)        The aggregate consideration for the Acquired Assets and the EMEA Acquired Assets (the “Purchase Price”) shall be an amount equal to the sum of (i) seventeen million six hundred fifty thousand dollars ($17,650,000) (the “Base Purchase Price”), plus or minus (ii) the amount by which the Inventory Value of the Specified Inventory is greater or less than the Target Inventory Value (on a dollar-for-dollar basis) (provided, that in no event shall Buyer be required to purchase Specified Inventory with an Inventory Value greater than three million dollars ($3,000,000) in the aggregate or otherwise pay more than three million dollars ($3,000,000) in the aggregate in respect of the Specified Inventory), plus or minus (iii) the amount by which the Warranty Reserve is greater or less than the Warranty Target Amount (on a dollar-for-dollar basis) plus or minus (iv) the amount by which the Business Tangible Property Value is greater or less than the Target Business Tangible Property Value (on a dollar-for-dollar basis). At least three (3) Business Days prior to the Closing, the Main Sellers and NNUK shall notify Buyer in writing of the identity of the Escrow Agent. At the Closing, Buyer shall pay the full amount of the Purchase Price to the Escrow Agent to hold such amounts on behalf of the Seller Entities pending an agreed allocation of the Purchase Price among Sellers in cash by wire transfer of immediately available funds to the bank account that the Escrow Agent has designated in writing at least three (3) Business Days prior to the Closing, and such Escrow Agent shall collect such funds on behalf of the Seller Entities. For the avoidance of doubt, the Escrow Agent shall hold such funds on behalf of the Seller Entities only, and Buyer shall have no recourse to such funds held by the Escrow Agent in respect of any claim against any Seller or Affiliate thereof. Notwithstanding anything in this Agreement to the contrary, Sellers shall have the right to provide Buyer, at least three (3) Business Days prior to the Closing, with a written notice executed by all Sellers instructing that Buyer pay the Purchase Price directly to Sellers and to the bank accounts to which such payments should be made (in the proportions specified in such written notice), and in such case (i) Buyer shall pay the Purchase Price directly to Sellers as specified in such notice and (ii) all references to Escrow Agent hereunder shall be disregarded.

    (b)        Three (3) Business Days prior to the Closing Date, NNI and NNL shall deliver to Buyer a written certificate of a duly authorized officer of NNI and NNL, setting forth as of such date (i) an updated Schedule 5.6(b) (as set forth in the last sentence of Section 5.6(b)), and (ii) their good faith determination of the Inventory Value of the Specified Inventory, the Business Tangible Property Value, the Warranty Reserve and the amount payable to Buyer pursuant to Section 7.10, together with reasonable supporting detail therefor. Buyer shall be entitled to review such certificate, and in connection therewith, Sellers shall, and shall cause their Affiliates to, at no cost to Buyer, provide Buyer with access at all reasonable times upon the prior written request of Buyer to any records reasonably related to the New Exclusive Service Contracts, the Multi-Year Exclusive Service Contracts, the Warranty Reserve, the Business Tangible Property Value and the Inventory Value of the Specified Inventory. Unless the parties agree to make any change to the foregoing prior to the Closing, the amounts set forth on such certificate shall be the amounts therefore used for purposes of the amount payable by Buyer pursuant to Section 3.1(a).

    (c)        For all purposes of this Section 3.1, (i) the Inventory Value of the Specified Inventory shall be calculated taking into account, and the certificate delivered by NNI and NNL pursuant to Section 3.1(b) shall include, both Business Inventory and EMEA Inventory, (ii) the Warranty Reserve shall be calculated taking into account, and the certificate delivered by NNI and NNL pursuant to Section 3.1(b) shall include, the Warranty Reserve applicable to all Sellers (including the EMEA Sellers) and (iii) the Business Tangible Property Value shall be calculated taking into account, and the certificate delivered by NNI and NNL pursuant to Section 3.1(b) shall include, the Business Tangible Property and the EMEA Tangible Property. For the sake of clarity, any EMEA Inventory or EMEA Tangible Property excluded from the sale and purchase hereunder pursuant to the provisions of Section 2(b) of Exhibit P shall result in a reduction in the Inventory Value of the Specified Inventory or in the Business Tangible Property Value equal to the book value, net of reserves, of the excluded EMEA Inventory or EMEA Tangible Property.

    3.2        Allocations; Taxes.

    (a)        The Purchase Price paid by Buyer hereunder shall be allocated in accordance with Schedule 3.2 (the “Asset Allocation Schedule”), which applies the residual allocation method under Code Section 1060 and the regulations thereunder. For the avoidance of doubt, the amounts allocated to the Business Tangible Property, EMEA Tangible Property, Business Inventory and EMEA Inventory (both on the initial Schedule 3.2 and any modification thereto) shall be the relevant Seller Entity’s net book value for such assets, as determined by such Seller Entity consistent with GAAP. In the event of (i) a change or correction to the Acquired Assets or EMEA Acquired Assets, (ii) a final determination of the Purchase Price pursuant to Section 3.1 or (iii) any adjustment to the allocation of the Purchase Price among Sellers required by any Bankruptcy Court or other Governmental or Regulatory Body of competent jurisdiction, Schedule 3.2 shall be modified in a manner consistent with such change or correction and the principles set forth above and on Schedule 3.2; provided, that any change to Schedule 3.2 in the circumstances described in clause (i) or (ii) of this Section 3.2(a) shall be agreed between the Main Sellers and Buyer, but no consent of Buyer shall be necessary for a modification of Schedule 3.2 in the circumstances set forth in clause (iii) of this Section 3.2(a). In the event any EMEA Inventory or EMEA Tangible Property is excluded from the sale and purchase hereunder pursuant to the provisions of Section 2(b) of Exhibit P, the amounts allocated on Schedule 3.2 to the applicable EMEA Seller(s) in respect of inventory and/or fixed assets shall be reduced by an amount equal to the book value, net of reserves, of the excluded EMEA Inventory or EMEA Tangible Property, as the case may be.

    (b)        Each of the parties hereto shall not, and shall not permit any of its Affiliates to, take a position (except as required pursuant to any Order) on any Tax Return, or before any Taxing Authority or in any judicial proceeding to the extent Tax issues are raised, that is in any way inconsistent with the allocation of the consideration among the Acquired Assets and/or EMEA Acquired Assets determined in accordance with Section 3.2(a).

    (c)        Each of the parties hereto and any Affiliate of any such party may determine in its discretion how it should treat the Assumed Liabilities for Tax purposes in any relevant jurisdiction and shall not be bound by the position taken by any other party or Affiliate thereof with respect thereto in such jurisdiction or any other jurisdiction.

    3.3        Allocation of Taxes. In order to apportion appropriately any Taxes (other than Income Taxes and Taxes subject to Section 9.1) relating to a period beginning on or before and ending after the Effective Time (“Straddle Period”), the portion of any such Taxes that are allocable to the period beginning after the Effective Time shall be: (A) in the case of ad valorem Taxes and other Taxes that are imposed on a periodic basis (and not based on invoices, receipts, sales or payments), deemed to be the amount of such Taxes for the entire period multiplied by a fraction the numerator of which is the number of calendar days in the Straddle Period after the Closing Date and the denominator of which is the number of calendar days in the entire relevant Straddle Period, and (B) in the case of Taxes imposed in connection with any sale or other transfer or assignment of property (personal, tangible or intangible), deemed equal to the amount that would be payable if the taxable year or period ended and the books closed immediately prior to the Effective Time.

ARTICLE IV.
CLOSING

    4.1        Closing. The closing hereunder (the “Closing”) shall take place at 10:00 a.m., local time, at the offices of Crowell & Moring LLP, 1001 Pennsylvania Avenue, N.W., Washington, D.C. 20004, on the third Business Day after satisfaction or waiver of all of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other date or at such other place or time as the parties may mutually agree upon (such date of the Closing is hereinafter referred to as the “Closing Date”). The Closing will be deemed effective at 11:59 p.m. in Washington, D.C. on the Closing Date (the “Effective Time”).

    4.2        Seller Closing Deliveries. At the Closing, the Main Sellers (for themselves and all other Seller Entities) shall deliver to Buyer each of the following:

(a) Bill(s) of Sale, each executed by the applicable Seller Entity (in the applicable form);

    (b)        Counterpart signature pages, executed by the applicable Seller Entities, to the IP License Agreement, the Master Purchase Agreement, the Transition Services Agreement, the Trademark License Agreement, the Patent Assignment Agreement, the Contract Manufacturer Inventory Agreement, the Assignment and Assumption Agreement(s) (in the applicable form), the Trademark Assignment Agreement and the Interim Product Purchase Agreement;

(c) The Sellers Closing Certificate, executed by the Main Sellers;

(d) An updated Schedule 2.1(c), Schedule 5.5(a) (if applicable) and Schedule 5.12(a) (if applicable); and

(e) Any amounts payable to Buyer pursuant to Section 7.10.

    4.3        Buyer Closing Deliveries. At the Closing, Buyer (for itself and all other Buyer Entities) shall deliver each of the following:

(a) The Purchase Price to the Escrow Agent to hold such amounts on behalf of the Seller Entities pending an agreed allocation of the Purchase Price among them;

    (b)        To the Main Sellers, counterpart signature pages executed by Buyer (or its Affiliates) to the IP License Agreement, the Master Purchase Agreement, the Transition Services Agreement, the Trademark License Agreement, the Patent Assignment Agreement, the Contract Manufacturer Inventory Agreement, the Assignment and Assumption Agreement(s), the Trademark Assignment Agreement and the Interim Product Purchase Agreement; and

(c) To the Main Sellers, the executed Buyer Closing Certificate.

    4.4        Delivery of the Acquired Assets.

    (a)        Tangible Assets. Within fourteen (14) days after the Closing Date, Sellers shall, or shall cause the other applicable Seller Entities to, at its or their cost and expense, de-install, disassemble, pack and crate the tangible Acquired Assets for shipping by Buyer, and notify Buyer no less than three (3) Business Days in advance that such tangible Acquired Assets will be ready for shipment by Buyer. Buyer shall, within two (2) Business Days of the date in which such Acquired Assets are ready for shipping by Buyer, transport or cause to be promptly transported, at its cost and expense, such Acquired Assets to such facility or location of Buyer or its Affiliates as Buyer shall elect. All risk of loss and damage with respect to the Acquired Assets shall pass from the applicable Seller or Seller Entity to Buyer on the earlier of (x) Buyer or its Affiliates or their representatives taking delivery of such Acquired Assets and (y) two (2) Business Days after such Acquired Assets are ready for shipping to Buyer.

    (b)        Intellectual Property and Documentation. The delivery of the tangible or electronic copies of the Business Intellectual Property and the other documentation set forth in Section 2.1(k) shall be accomplished at or following the Closing in the manner set forth in the Transition Services Agreement and/or delivered at Closing pursuant to Section 8.1(g); provided, that neither any Seller nor any of its Affiliates or representatives shall have any obligation to (x) create, recreate, improve, prepare, develop or acquire any of the foregoing or (y) document, create any physical or electronic embodiment of, or otherwise put into tangible form, any of the foregoing, other than making copies of existing documents or files for delivery to Buyer.

    (c)        Other Assets. If after the deliveries provided for in Section 4.4(a) or 4.4(b) have taken place, and other than in the case of any Intellectual Property Assets or Intellectual Property Rights identified by Buyer after the Closing (which are covered by Section 4.5), if any Seller Entity or Buyer Entity, as the case may be, shall have in its possession any asset or right which Buyer and NNI agree should have been delivered to Buyer or retained by such Seller Entity, as applicable, except in the case of patents, patent applications, inventions or invention disclosures (unless expressly set forth on Schedule 2.1(d)), Sellers or Buyer shall, or shall cause their respective Affiliates, as the case may be, to promptly deliver such asset or right to the other party.

    4.5        Location of Prior IP; Post-Closing Identified Intellectual Property and Prior IP.

    (a)        Following the Closing, each Seller shall, and shall cause its Affiliates who are not Sellers to, use commercially reasonable efforts to locate existing tangible written and/or electronic embodiments of Prior IP.

    (b)        In the event that Buyer believes that any Seller has not transferred to Buyer or its Affiliates any Intellectual Property Assets or Intellectual Property Rights (other than patents, patent applications, inventions or invention disclosures, unless expressly set forth on Schedule 2.1(d)) that constitute Business Intellectual Property or Prior IP (“After Identified IP”), Buyer shall be entitled to give NNI written notice thereof, describing in reasonable detail the After Identified IP. If the After Identified IP constitutes Business Intellectual Property or Prior IP and such After Identified IP is as of such time owned by a Seller or its Affiliates, Sellers shall cause all right and title to such After Identified IP to be promptly transferred and assigned to Buyer or its Affiliates without further consideration and deliver to Buyer or its Affiliates tangible or electronic embodiments of such After Identified IP; provided, that neither any Seller nor any of its Affiliates or representatives shall have any obligation to (x) create, recreate, improve, prepare, develop or acquire any After Identified IP or (y) document, create any physical or electronic embodiment of, or otherwise put into tangible form, any After Identified IP, other than making copies of existing documents or files for delivery to Buyer.

    4.6        Korea Purchase Agreement. The parties shall use their commercially reasonable efforts to enable Buyer, as promptly as is reasonably practicable following the date hereof, to enter into an agreement with LG Nortel Co. Ltd. (the “Korea Purchase Agreement”) pursuant to which LG Nortel Co. Ltd. will distribute Products following the Closing.

ARTICLE V.
REPRESENTATIONS AND WARRANTIES OF SELLERS

        Sellers represent and warrant to Buyer that the statements contained in this Article V are true and correct as of the date hereof, except as set forth in the Schedules referenced in this Article V. The disclosures in any such Schedule shall qualify other sections and subsections in this Article V to the extent it is readily apparent on its face that such disclosure is applicable to such other sections and subsections. The inclusion of any information in a Schedule (or any update thereto) shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material to the Business, has resulted in or would result in a Business Material Adverse Effect, or is outside the ordinary course of business.

    5.1        Organization, Power, Standing. Except as set forth on Schedule 5.1: (i) Each Seller Entity is duly organized, validly existing and in good standing under the Laws of the state or foreign jurisdiction in which it is organized. (ii) The Seller Entities have all requisite corporate power and authority to own, operate or lease the Acquired Assets and the Licensed IP and to conduct the Business as it has been and is currently being conducted. (iii) The Seller Entities have all requisite corporate power and authority to execute and deliver this Agreement and to enter into the Transaction Documents to which each is or will be a party, as the case may be, and to consummate the Transactions. (iv) The Seller Entities are duly authorized to conduct business and are in good standing in each jurisdiction where such authorization is required to conduct the Business as currently conducted.

    5.2        Due Authorization. Except as set forth on Schedule 5.4: (i) The execution and delivery by each Seller Entity of the Transaction Documents to which such Seller Entity is or will be a party and the performance of such Seller Entity’s respective obligations thereunder have been duly and validly authorized by all necessary corporate action, and no other corporate or other action on the part of any of the Seller Entities is necessary to authorize the execution and delivery of this Agreement and the other Transaction Documents to which such Seller Entity is or is proposed to be a party or the consummation of the Transactions. (ii) This Agreement has been, and each of the other Transaction Documents, when executed, will be, duly executed and delivered by the applicable Seller Entity, and this Agreement constitutes, and each of the other Transaction Documents when so executed shall constitute, the legal, valid and binding obligations of the Seller Entity or Seller Entities party thereto, as applicable, enforceable against each such Seller Entity in accordance with their respective terms, except as such enforcement may be limited by (A) bankruptcy, insolvency, reorganization, moratorium and other Laws of general application affecting the rights and remedies of creditors, and (B) general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or at law) (the “Enforceability Exceptions”). (iii) Each Seller has all necessary right and power to agree, on behalf of the other Seller Entities, to the transfer of the Acquired Assets owned by such Seller Entity and to the transfer of the Assumed Liabilities to which such Seller Entity is subject. No Seller Entity is a joint venture in which NNL or its Affiliates own less than 75% of the voting equity of such joint venture.

    5.3        No Conflicts. Except as set forth on Schedule 5.4, the execution and delivery of this Agreement do not, and of the other Transaction Documents do not or will not, and the consummation of the Transactions will not, (a) violate or conflict with the provisions of the Organizational Documents of the Seller Entities, (b) result in the imposition of any Lien upon any of the Acquired Assets or cause the acceleration or material modification of any obligation under, create in any party the right to terminate, constitute a default or breach of, or violate or conflict with the terms, conditions or provisions of any Business Contract (other than an Exclusive Services Contract and those Contracts not assigned to Buyer which are the subject of the Master Purchase Agreement, in each case as to which no representation or warranty is made) or any credit or loan agreements, indentures, finance related agreements or any other material Contract to which any of the Acquired Assets or Assumed Liabilities are subject, or (c) result in a breach or violation by the Seller Entities of any of the terms, conditions or provisions of any Law, Order or Governmental Authorization.

    5.4        Consents and Approvals. Except as set forth on Schedule 5.4 or as may be required under or in respect of any Business Contract and those Contracts not assigned to Buyer which are the subject of the Master Purchase Agreement (in each case as to which no such representation or warranty is made), no consent, waiver, approval, authorization, order or permit of, or declaration, filing or registration with, or notification to, any Governmental or Regulatory Body or other Person is required to be made or obtained by any Seller Entity in connection with the execution and delivery of this Agreement or any other Transaction Document to which such Seller Entity is or will be a party, the performance by such Seller Entity of its obligations hereunder or thereunder, the consummation by such Seller Entity of the Transactions, the transfer by such Seller Entity of its respective Acquired Assets and Assumed Liabilities, or the licensing by such Seller Entity of the Licensed IP.

    5.5        Financial Information.

    (a)        Schedule 5.5(a) sets forth, consistent with GAAP, as of the date set forth on Schedule 5.5(a), of (i) the net book value of the Business Tangible Property, (ii) the net book value of the Specified Inventory set forth in Schedule 5.6(b) and (iii) a reserve with respect to the warranty obligations of the type that Buyer and its Affiliates will undertake to perform following the Closing pursuant to the Master Purchase Agreement (as if the Closing had occurred on the date set forth on Schedule 5.5(a)). In the event of any change to such Business Tangible Property, Specified Inventory (as and to the extent provided in Section 5.6(b)) or warranty reserves between the date of this Agreement and the Closing Date, Sellers shall provide Buyer with an updated version of Schedule 5.5(a) prior to the Closing.

    (b)        Schedule 5.5(b) contains a true and complete copy of the unaudited, pro forma balance sheets of the Historical Velocity Business, as of December 31, 2007 and as of December 31, 2008 and related unaudited, pro forma statements of income of the Historical Velocity Business for the fiscal years ended December 31, 2007 and December 31, 2008 (the “Pro Forma Financial Statements”). Subject to the limitations, qualifications and exceptions set forth in Section 5.5(c), Schedule 5.5(b) and/or Section 9.15 (as the case may be), the Pro Forma Financial Statements (x) have been prepared specifically by Sellers for this Agreement from the books and records of Sellers and their Affiliates, which are maintained in accordance with GAAP (except that carve-out accounting guidelines as outlined by the SEC have not been utilized, and except for the absence of footnotes and other disclosures required by U.S. GAAP), and (y) fairly present in all material respects the financial condition and results of operations of the Historical Velocity Business as of the respective dates thereof and for the periods covered thereby.

    (c)        The Business, the Acquired Assets and the Assumed Liabilities constitute only a limited subset of the Historical Velocity Business and of the assets and liabilities presented in the Pro Forma Financial Statements. Likewise, the Historical Velocity Business and the Pro Forma Financial Statements include assets and liabilities not included within the Acquired Assets or the Assumed Liabilities. Accordingly, the Pro Forma Financial Statements cannot be viewed as fairly presenting the Business, the Acquired Assets or the Assumed Liabilities to the extent that the Pro Forma Financial Statements include assets and liabilities not included within the Acquired Assets or Assumed Liabilities. Neither the Historical Velocity Business nor the Business has operated as a separate “stand-alone” entity, nor have Sellers or their Affiliates previously maintained separate financial statements for the Historical Velocity Business or the Business. As a consequence, (i) in order to prepare the Pro Forma Financial Statements, it has been necessary for Sellers to make numerous subjective judgments regarding financial allocations, and Sellers have summarized those judgments that Sellers believe are material in the Pro Forma Financial Statements in Schedule 5.5(c); and (ii) the Pro Forma Financial Statements do not present financial conditions or results of operations that would have occurred if either the Historical Velocity Business or the Business had been operated by Sellers and their Affiliates as a “stand-alone” entity. In addition, in order to present the Pro Forma Financial Statements, it has also been necessary for Sellers to make various assumptions regarding the basis of their presentation, and Schedule 5.5(c) summarizes such assumptions that Sellers believe are material.

    5.6        Tangible Personal Property; Inventory.

    (a)        Except as set forth in Schedule 5.6(a): (i) The applicable Seller or another Seller Entity has exclusive legal and valid title to all of the Business Tangible Property and the Business Inventory, free and clear of all Liens other than Permitted Liens. (ii) Upon consummation of the Transactions, Buyer will have acquired good and marketable title in and to, the Business Tangible Property and the Business Inventory, (x) in the case of Acquired Assets that are transferred or assigned by U.S. Debtors, free and clear of all Liens (other than Permitted Liens) and Claims pursuant to Section 363 of the U.S. Bankruptcy Code, (y) in the case of Acquired Assets that are transferred or assigned by Canadian Debtors, free and clear of all Liens (other than Permitted Liens) pursuant to the terms of the Approval and Vesting Order, when granted, and (z) in the case of Acquired Assets that are transferred or assigned by a Non-Debtor Nortel Networks Entity, free and clear of all Liens other than Permitted Liens. (iii) All Business Tangible Property is in good condition, ordinary wear and tear excepted, and is in adequate operating condition for the purposes for which it is used by the Seller Entities in the Business. (iv) All Business Inventory has been created or acquired in the ordinary course of business consistent with past practice.

    (b)        Schedule 5.6(b) sets forth a true and complete list of all Specified Inventory (whether located at a business facility, in the possession of any contract manufacturer, or at any other location in the supply chain of any Seller or any of its Affiliates, but other than EMEA Business Inventory), setting forth the location, aging, net book value and serial number of each item of Inventory (aging and serial number, in the case of finished goods Inventory other than service Inventory (for service Inventory, the aging and serial number thereof will be provided as soon as practicable following the Closing)) as of the date set forth on such Schedule. Pursuant to Section 3.1(b), three (3) Business Days prior to the Closing Date, Sellers shall deliver to Buyer an update of Schedule 5.6(b) as of the most recent date practicable.

    5.7        Contracts. Except as set forth on Schedule 5.7:

    (a)        As of the date hereof, Sellers have made available to Buyer true, correct and complete copies of all of the Business Contracts in effect as of the date of this Agreement. As of the date hereof, each Business Contract in effect as of the date of this Agreement is legal, valid, binding and enforceable against the Seller Entity party thereto, and to the Knowledge of Sellers, against each other party thereto, and is in full force and effect (in each case, subject to the Enforceability Exceptions and the Bankruptcy Proceedings).

    (b)        As of the Closing, Sellers will have made available to Buyer true, correct and complete copies of all of the Business Contracts in effect as of the date of the Closing. As of the date of the Closing, each Business Contract in effect will be as of such date legal, valid, binding and enforceable against the Seller Entity party thereto, and to the Knowledge of Sellers, against each other party thereto, will be in full force and effect (in each case, subject to the Enforceability Exceptions and the Bankruptcy Proceedings) and will continue to be legal, valid, binding, enforceable and in full force and effect following assignment of such Business Contract at Closing (excluding any failure of any such Business Contract (other than an Assumed and Assigned Contract) to be legal, valid, binding, enforceable or in full force and effect as a result of the failure to obtain the consent of the counterparty to such Business Contract to such assignment).

    (c)        No Seller (or any Affiliate of any Seller) has been notified in writing that it is in breach or default under any Business Contract, and to the Knowledge of Sellers, no other party to any Business Contract is in breach or default thereof, nor has any Seller or Affiliate thereof been notified in writing of such other party’s intention to terminate any Business Contract.

(d) The Business Contracts do not contain (i) any non-competition, non-solicitation or similar agreements or arrangements or (ii) any “earn-out” or similar agreements or arrangements.

(e) No Affiliate of a Seller (other than a Seller Entity) is a party to the Business Contracts.

    (f)        Neither the Business Contracts nor those Contracts not being assigned to Buyer which are the subject of the Master Purchase Agreement are classified contracts requiring contractor employees to have access to classified information during contract performance. All services relating to the Business currently being provided by Sellers or their Affiliates to United States governmental agencies under the foregoing Contracts are being provided indirectly by Sellers or their Affiliates through a prime contractor or upper tier contractor and not directly by Sellers or their Affiliates.

    5.8        Intellectual Property.

    (a)        Except as set forth on Schedule 5.8(a), (x) between January 1, 2007 and the Closing Date, and (y) to the Knowledge of Sellers, between January 1, 2003 and January 1, 2007, neither Sellers nor their Affiliates have received written notice that any Person, other than a Seller, claims any ownership interest in any of the Business Intellectual Property.

    (b)        Except as set forth on Schedule 5.8(b): To the Knowledge of Sellers, the Products, the processes performed by the Products and/or the use of the Products (including, for the sake of clarity, the Business Intellectual Property and the Licensed IP as used in the Products as of the Closing Date) do not infringe upon the Intellectual Property Rights of any other Person. (x) Between January 1, 2007 and the Closing Date, neither Sellers nor their Affiliates have received, and (y) between January 1, 2003 and January 1, 2007 no Notice Recipient has directly been sent, or indirectly actually received, any written notice specifically alleging that the Products, the processes performed by the Products and/or the use of the Products (including, for the sake of clarity, the Business Intellectual Property and the Licensed IP as used in the Products as of the Closing Date) infringe upon the Intellectual Property Rights of any other Person. (x) Between January 1, 2007 and the Closing Date, neither Sellers nor their Affiliates have received, and (y) between January 1, 2003 and January 1, 2007 no Notice Recipient has directly been sent, or indirectly actually received, from a third party a written offer to grant Sellers or their Affiliates a license on the basis that the Products (including, for the sake of clarity, the Business Intellectual Property and the Licensed IP as used in the Products as of the Closing Date) infringe any Intellectual Property Rights of such third party.

    (c)        Except as set forth on Schedule 5.8(c), to the Knowledge of Sellers, no Person is infringing upon any Business Intellectual Property. Sellers have not brought any Action or Proceeding (x) between January 1, 2007 and the Closing Date, and (y) to the Knowledge of Sellers, between January 1, 2003 and January 1, 2007, alleging that any Person is infringing upon any Business Intellectual Property.

    (d)        There are no Orders to which Sellers or their Affiliates are party that: (i) restrict the rights of the Seller Entities to use any of the Business Intellectual Property or the Licensed IP (as used in the Products as of the Closing Date) or (ii) permit third parties to use the Business Intellectual Property.

    (e)        Except as set forth on Schedule 5.8(e), Sellers and their Affiliates have taken commercially reasonable and customary steps to maintain their proprietary rights in the Business Intellectual Property, and to preserve the secrecy and confidentiality of all Business Intellectual Property that constitute confidential or proprietary information, and/or trade secrets. Without limiting the foregoing, (i) Sellers and their Affiliates have a policy requiring all employees of Sellers and Affiliates of Sellers with access to confidential or proprietary information, and/or trade secrets included in the Business Intellectual Property to execute a proprietary information, confidentiality and assignment agreement with the applicable Seller or Affiliate of a Seller. No representations or warranties with respect to non-infringement or non-infringing uses of the Business Intellectual Property are made in this Section 5.8(e); the only representations and warranties of Sellers made with respect to non-infringement and non-infringing uses are set forth in Sections 5.8(b) and (c), respectively.

    (f)        Except as set forth on Schedule 5.8(f): (i) As of the Closing Date, good and valid title to the Business Intellectual Property is held solely and exclusively by the Seller Entities, free and clear of any Liens (other than Permitted Liens and licenses granted prior to the date hereof with respect to the Business Intellectual Property). (ii) The Seller Entities are the sole owners of the Licensed IP or otherwise have the rights necessary to grant the licenses granted in the IP License Agreement and the Trademark License Agreement. No representations or warranties with respect to non-infringement of the Business Intellectual Property are made in this Section 5.8(f); the only representations and warranties of Sellers made with respect to non-infringement are set forth in Section 5.8(b).

    (g)        No software included in the Business Intellectual Property contains: (i) to the Knowledge of Sellers, any virus, trojan horse, worm, or other software routines or hardware components designed to permit unauthorized access or to disable, erase, or otherwise harm any computer, system or software; (ii) to the Knowledge of Sellers, except as set forth on Schedule 5.8(g)(ii), any back door, time bomb, drop dead device, or other software routine designed to disable a computer program automatically with the passage of time or under the positive control of a person other than an authorized licensee or owner of a copy of the program or the right and title in and to the software; or (iii) except as set forth on Schedule 5.8(g)(iii), any “open source” code, shareware, or other software that is made generally available to the public without requiring payment of fees or royalties or that does or may require disclosure or licensing of any software owned or used by Buyer.

    (h)        Except as set forth on Schedule 5.8(h), Sellers and their Affiliates have taken all reasonable actions before, and paid all necessary fees in, the United States Patent and Trademark Office to maintain all patents, trademarks, and applications therefor in the Business Intellectual Property.

    (i)        Schedule 5.8(i) sets forth a true and complete list of all (i) third party software, including Restricted Software, (ii) third party software development tools, and (iii) licenses of Intellectual Property Rights from third parties, other than pursuant to cross-licenses, in each case that are currently licensed to Sellers or their Affiliates pursuant to a written contract and that are currently used in the Products or in connection with the Business.

    (j)        As of the Closing Date, between (x) the Business Intellectual Property being assigned to Buyer hereunder and (y) the licenses granted to Buyer pursuant to the IP License Agreement and the other Transaction Documents, except for items (if any) specified hereunder or in the IP License Agreement as not being licensed to Buyer, Sellers and their Affiliates have either assigned hereunder or licensed thereunder to Buyer all of the Intellectual Property Assets and Intellectual Property Rights owned by Sellers and their Affiliates that are used in the Products or in the conduct of the Business as of the Closing Date.

(k) To the Knowledge of Sellers, neither Sellers nor any Affiliate of Sellers have assigned any Prior IP to any third party.

    (l)        The EMEA Sellers hold no right, title or interest in any Business Intellectual Property or Prior IP other than the right to exploit such Business Intellectual Property and/or Prior IP pursuant to an intercompany agreement among the Seller Entities and their Affiliates, assuming, for purposes of this Section 5.8(l), that the term “Sellers” contained in Sections 2.1(d) and 2.1(e) were deemed not to exclude the EMEA Sellers from such term.

    5.9        Litigation. Except as set forth on Schedule 5.9: (a) no material Action or Proceeding is or has been pending or, to the Knowledge of Sellers, threatened in writing, during the five (5) years immediately preceding the date of this Agreement that directly affects any of the Acquired Assets, the Assumed Liabilities, the Business or the Products; (b) there is no material Order or settlement to which Sellers or their Affiliates are subject that directly affects or restricts the ownership or use of the Acquired Assets, the Assumed Liabilities, the Business or the Products; and (c) no Action or Proceeding is pending against the Seller Entities, or to the Knowledge of Sellers, threatened against the Seller Entities in writing, that questions the validity of this Agreement or the other Transaction Documents or any action taken or to be taken by the Seller Entities in connection with this Agreement or any other Transaction Documents.

    5.10        Compliance with Laws; Governmental Authorizations. Except as set forth on Schedule 5.10, Sellers and their Affiliates are in compliance in all material respects with all Laws, Orders and settlements applicable to the conduct of the Business and the operation thereof, including compliance in all material respects with the Foreign Corrupt Practices Act of 1977, as amended. Sellers and their Affiliates possess all Governmental Authorizations necessary for the lawful conduct of the Business as presently conducted. To the Knowledge of Sellers, Schedule 5.10 sets forth a complete and accurate list of all Governmental Authorizations that are currently held by Sellers or their Affiliates and that directly relate to the Products themselves and not to any other aspect of the Business, and all such Governmental Authorizations are valid and in full force and effect. Sellers and their Affiliates are in compliance in all material respects with such Governmental Authorizations.

    5.11        Nortel Employee Plans. Schedule 5.11 contains a complete and accurate list of all Nortel Employee Plans. Sellers have provided Buyer with a copy of each Nortel Employee Plan and an accurate, written, side-by-side summary of each Nortel Employee Plan. Subject to the Bankruptcy Proceedings, the Nortel Employee Plans are administered in all material respects in accordance with their terms and applicable Laws and Orders and Sellers and their Affiliates are in compliance with their obligations in all material respects with respect to each Nortel Employee Plan. Sellers and their Affiliates maintain and perform under the Nortel Employee Plans in material compliance with all applicable Laws and Orders. No Nortel Employee Plan is a multiemployer plan within the meaning of Section 3(37) of the Employee Retirement Income Security Act of 1974, as amended, and neither Sellers nor any of their Affiliates have incurred any unpaid withdrawal liability and no facts exist that would likely give rise to the assessment of any withdrawal liability.

    5.12        Employee Matters.

    (a)        Concurrent with the execution of this Agreement, Sellers are delivering to Buyer a chart (hereinafter referred to as Schedule 5.12(a), but which is not included in the Disclosure Schedules), which sets forth the following data elements, as of the date of this Agreement, with respect to each Business Employee: (i) name, (ii) home address including municipality, state/province and country, (iii) work location, (iv) continuous service date, (v) job title, (vi) JCI (Job Complexity Indicator), (vii) annual base salary (in local currency), (viii) target incentive compensation, (ix) any other compensation or allowances, including pay premium, ex-patriate provisions, reimbursement and relocation, (x) current vacation entitlement in days, (xi) teleworker status, (xii) whether such Business Employee is on a leave of absence approved by Seller or its Affiliates under a Nortel Employee Plan or as required by Law, along with the type of leave and expected date of return to work, if known, (xiii) India Employee Gratuity Accrual, in the case of India Employees, (xiv) such Business Employee’s accrued and unused vacation days, and (xv) whether a background investigation has been performed with respect to such Business Employee. Sellers shall deliver an updated copy of Schedule 5.12(a) to Buyer immediately prior to the Closing, which updated table shall be accurate and complete as of the Closing Date.

    (b)        Except as set forth in Schedule 5.12(b), Sellers and their Affiliates are in compliance in all material respects with all applicable Laws and Orders (including any legal obligation to engage in affirmative action) relating to employment practices, terms and conditions of employment, and the employment, of the Business Employees, including all such Laws and Orders relating to wages, hours, withholding, collective bargaining, employment discrimination, immigration, disability, civil rights, fair labor standards, occupational safety and health, workers’ compensation, pay equity and wrongful discharge. Sellers and their Affiliates have timely prepared and filed all appropriate reports and other filings required by any relevant Governmental or Regulatory Authority with respect to the Business Employees. None of Sellers or their Affiliates is engaged in any unfair labor practice with respect to any Business Employees.

    (c)        Except as set forth in Schedule 5.12(c), (i) neither Sellers nor any of their Affiliates are party to or bound by any work rules and/or collective bargaining agreement that applies to the terms and conditions of employment of any Business Employee or has any obligation to negotiate any such collective bargaining agreement; (ii) there are no trade unions or labor organizations asserting employment rights that would affect any Business Employee and there is no representation claim or petition regarding Business Employees pending before the United States National Labor Relations Board or any similar foreign, state or local labor agency of which Sellers or their Affiliates have been notified in writing and, to the Knowledge of Sellers, no question concerning representation has been raised or threatened in writing respecting Business Employees; (iii) there is no indication that the Business Employees desire to be covered by a collective bargaining agreement; and (iv) to the Knowledge of Sellers, no trade union or labor organization is planning or attempting to organize any of the Business Employees. No strike, slowdown or work stoppage has occurred or, to the Knowledge of Sellers, been threatened with respect to Business Employees, nor has any such strike, slowdown or work stoppage occurred or been threatened within three (3) years prior to the date hereof.

    (d)        Except as set forth in Schedule 5.12(d), no notice has been received by Sellers or their Affiliates of any complaint claiming that any of Sellers or their Affiliates has violated any applicable employment standards, human rights or other labor legislation or any complaints or proceedings of any kind involving Business Employees or, to the Knowledge of Sellers, threatened to be filed against the Acquired Assets, the Assumed Liabilities or the Business before any federal, state, local or foreign Governmental or Regulatory Body or labor relations board, including the National Labor Relations Board and the Equal Employment Opportunity Commission. No notice has been received by Sellers or their Affiliates of the intent of any federal, state, local or foreign Governmental or Regulatory Body responsible for the enforcement of labor or employment Laws to conduct an investigation of Sellers or their Affiliates, and, to the Knowledge of Sellers, no such investigation is in progress, in each case, with respect to the Business Employees.

    (e)        Except as set forth in Schedule 5.12(e), (i) there are no outstanding assessments, penalties, fines, levies, charges, surcharges or other amounts due or owing by Sellers or their Affiliates pursuant to any applicable worker’s compensation Laws or Orders in respect of the Business Employees; and (ii) to the Knowledge of Sellers, there is no audit currently being performed by a Governmental or Regulatory Body pursuant to any applicable workers’ compensation Law with respect to the Business Employees.

    5.13        Absence of Certain Changes. Except as set forth in Schedule 5.13, since November 31, 2008, (a) the Seller Entities have operated the Business in the ordinary course of business consistent with past practice, (b) neither Sellers nor their Affiliates have taken, or agreed to take, any of the actions set forth in Section 7.3, and (c) there has been no material damage to or loss or theft of any of the Acquired Assets (whether or not covered by insurance).

    5.14        Customers and Suppliers. Schedule 5.14 sets forth a complete and accurate list of (a) all Persons that are direct customers of Sellers or their Affiliates that represent five percent (5%) or more of the aggregate revenues of the Seller Entities taken as a whole for sales of Products for the fiscal years ended December 31, 2007 and December 31, 2008 and (b) all Persons that are suppliers of Sellers or their Affiliates that represent five percent (5%) or more of the aggregate revenues of the Seller Entities taken as a whole for sales of Products for the fiscal years ended December 31, 2007 and December 31, 2008. Except as set forth in Schedule 5.14, no Seller Entity or any of their Affiliates has received any written notice within the past twelve (12) months that any of the customers or suppliers set forth on Schedule 5.14 intends to materially reduce the level of Products it purchases from the Business subsequent to Closing or materially reduce the level of supplies it provides to the Business subsequent to Closing, as applicable.

    5.15        Valid Transfers. The transfer of Acquired Assets and the license of the Licensed IP by the Seller Entities to the Buyer Entities pursuant to the Transaction Documents has been and will be made at arms length and in good faith and without intent to hinder, delay or defraud creditors of Sellers or their Affiliates, and Sellers acknowledge that they and the other Seller Entities have received fair consideration and reasonably equivalent value for the purchases by the Buyer Entities of the Acquired Assets, the licenses of the Licensed IP to the Buyer Entities and the assumption by the Buyer Entities of the Assumed Liabilities hereunder and under the other Transaction Documents.

    5.16        Real Property. No real property, whether owned or leased by Sellers or their Affiliates, is included in the Acquired Assets or the Assumed Liabilities.

    5.17        Brokers. Neither Sellers nor any of their Affiliates has agreed or become obligated to pay, or has taken any action that might result in any Person claiming to be entitled to receive, any brokerage commission, finder’s fee or similar commission or fee in connection with any of the Transactions.

    5.18        No Other Representations or Warranties. It is the explicit intent of the parties, and the parties hereby agree, that none of Sellers or any of their Affiliates or representatives has made or is making any representation or warranty whatsoever, express or implied, written or oral, including any representation as to the physical condition or value of any of the Acquired Assets or the future profitability or future earnings of the Business, except those representations and warranties expressly contained in this Agreement and the other Transaction Documents. Except as set forth in Section 5.8(k), none of Sellers or any of their Affiliates or representatives has made or is making any representation or warranty whatsoever with respect to the Prior IP, and all such Prior IP is being assigned and transferred to Buyer on an “AS IS, WHERE IS” basis.

ARTICLE VI.
REPRESENTATIONS AND WARRANTIES OF BUYER

        Buyer represents and warrants to Sellers that the statements contained in this Article VI are true and correct as of the date hereof.

    6.1        Organization, Power. Each Buyer Entity is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each Buyer Entity has all requisite corporate power and authority to conduct its business as it has been and is currently being conducted. Each Buyer Entity has all requisite corporate power and authority to execute and deliver this Agreement and to enter into the Transaction Documents to which it is or will be a party and to consummate the Transactions.

    6.2        Due Authorization. The execution and delivery by the Buyer Entities of the Transaction Documents and the performance by the Buyer Entities of their obligations thereunder have been duly and validly authorized by all necessary corporate action, and no other corporate or other action on the part of any Buyer Entity is necessary to authorize the execution and delivery of this Agreement and the other Transaction Documents to which any Buyer Entity is or is proposed to be a party or the consummation of the Transactions. This Agreement has been, and each of the other Transaction Documents, when executed, will be, duly executed and delivered by the applicable Buyer Entity, and this Agreement constitutes, and each of the other Transaction Documents when so executed shall constitute, the legal, valid and binding obligations of each of the Buyer Entities, enforceable against each of the Buyer Entities in accordance with their respective terms, except as such enforcement may be limited by Enforceability Exceptions. Buyer has all necessary right and power to agree, on behalf of the other Buyer Entities, to the purchase of the Acquired Assets to be purchased by such Buyer Entities and to the assumption of the Assumed Liabilities to which such Buyer Entities will assume.

    6.3        No Conflict; Third-Party Consents. The execution and delivery of this Agreement do not, and of the other Transaction Documents do not or will not, and the consummation of the Transactions will not, (i) violate or conflict with the provisions of the Organizational Documents of any of the Buyer Entities, (ii) result in the imposition of any Lien upon any of the properties or assets of any of the Buyer Entities, cause the acceleration or material modification of any obligation under, create in any party the right to terminate, constitute a default or breach of, or violate or conflict with the terms, conditions or provisions of any Contract to which any Buyer Entity is a party or by which its assets are bound or (iii) result in a breach or violation by any Buyer Entity of any of the terms, conditions or provisions of any Law, Order or Governmental Authorization.

    6.4        Consents and Approvals. No consent, waiver, approval, authorization, order or permit of, or declaration, filing or registration with, or notification to, any Governmental or Regulatory Body or other Person is required to be made or obtained by any Buyer Entity in connection with its execution and delivery of this Agreement or any other Transaction Document to which it is or will be a party, the performance by any Buyer Entity of its obligations hereunder or thereunder, or the consummation by any Buyer Entity of the Transactions.

    6.5        Litigation. No Action or Proceeding is or has been pending or, to the knowledge of Buyer, threatened in writing, against Buyer that, if adversely determined, would reasonably be expected to adversely affect or restrict the ability of Buyer to consummate the Transactions. There is no Order to which Buyer is subject that would reasonably be expected to adversely affect or restrict the ability of Buyer to consummate the Transactions.

    6.6        Sufficient Funds. Buyer possesses sufficient funds to consummate the Transactions and affirms that it is not a condition to Buyer’s obligations to complete the Transactions that Buyer obtain financing for or related to any of the Transactions.

    6.7        Brokers. Except for Oppenheimer & Co., Inc., whose fees and expenses are the sole responsibility of Buyer, Buyer has not agreed or become obligated to pay, or has taken any action that might result in any Person claiming to be entitled to receive, any brokerage commission, finder’s fee or similar commission or fee in connection with any of the Transactions.

    6.8        Buyer Employee Plans. Schedule 6.8 contains a complete and accurate list of all Buyer Employee Plans in effect as of the date hereof in which Transferring Employees will participate. The Buyer Employee Plans are administered in all material respects in accordance with their terms and Buyer and Buyer’s Affiliates are in compliance with their obligations in all material respects with respect to the Buyer Employee Plans. Buyer and Buyer’s Affiliates maintain and perform under the Buyer Employee Plans in material compliance with all applicable Laws.

    6.9        Labor Matters. Neither Buyer nor any Buyer Affiliate is a party to or bound by any collective bargaining agreement that will apply to the terms and conditions of employment of any Transferring Employee, and there are no trade unions or labor organizations asserting representational rights that would affect any Transferring Employee.

    6.10        Adequate Assurance of Future Performance. Buyer will be able to provide, at or prior to Closing, adequate assurance of its future performance under each Assumed and Assigned Contract to the parties thereto (other than the U.S. Debtors), as reasonably necessary to satisfy the requirements of Section 365(f)(2)(B) of the U.S. Bankruptcy Code. Buyer acknowledges and agrees that, if it becomes necessary to provide a Contract counterparty with additional assurances to satisfy Buyer’s obligations under the applicable Contract, Buyer shall perform all actions and bear all such costs and expenses as may be reasonably necessary or advisable in connection with their obligations under such Contract without recourse to any Seller.

    6.11        Acknowledgement of Section 5.5(c). Buyer acknowledges and agrees that Sellers representations and warranties in Section 5.5 are subject to the limitations and qualifications set forth in Section 5.5(c) and Schedule 5.5(c).

ARTICLE VII.
PRE-CLOSING COVENANTS

    7.1        Commercially Reasonable Efforts. Subject to the terms and conditions herein provided, each party agrees to use its, and Sellers agree to cause the other Transferring Parties to use their, respective commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws, to consummate and make effective the Transactions as promptly as practicable. From the date hereof through the Closing Date, Sellers will keep Buyer reasonably informed of the amount of Specified Inventory. Without limitation of Sellers’ obligations pursuant to Section 7.17 or Section 7.21, this Section 7.1 does not cover any of the matters set forth in Sections 7.14, 7.15 or 7.16.

    7.2        Regulatory and Other Approvals; Notification. Without limitation of Section 7.1, each party hereby agrees to, and Sellers agree to cause the other Transferring Parties to, use their commercially reasonable efforts to (x) obtain as promptly as practicable all Governmental Authorizations, make all filings with and to give all notices to Governmental or Regulatory Bodies and obtain all consents from third parties required of such parties or their Affiliates to consummate the Transactions (other than counterparties to any Business Contracts and those Contracts not assigned to Buyer which are the subject of the Master Purchase Agreement), (y) provide such other information and communications to such Governmental or Regulatory Bodies and third parties as such Governmental or Regulatory Bodies and third parties may reasonably request in connection therewith, and (z) cooperate with each other as promptly as practicable in connection with the foregoing. Each party will, and Sellers will cause the other Transferring Parties to, provide prompt notification to the other parties when any such consent, approval, action, filing or notice referred to in clause (x) above is obtained, taken, made or given, as applicable, and will advise the other parties of any communications from any Governmental or Regulatory Body regarding any of the Transactions. If any party or Affiliate thereof receives a request for additional information or documentary material from any such Governmental or Regulatory Body with respect to the Transactions, then such party will use commercially reasonable efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. Between the date hereof and the Closing Date, NNI shall promptly notify Buyer, and Buyer shall promptly notify NNI, of any litigation, arbitration or administrative proceeding pending or, to their knowledge, threatened in writing against Sellers or their Affiliates or Buyer or its Affiliates, as the case may be, which challenges the consummation of Transactions or the performance by the parties of their obligations under the Transaction Documents; provided, that no Seller shall be obligated under Section 7.2 to provide Buyer with notice of any publicly available filing in any Bankruptcy Proceeding or any document described in the first sentence of Section 7.16. Without limitation of Sellers’ obligations pursuant to Section 7.17 or Section 7.21, this Section 7.1 does not cover any of the matters set forth in Sections 7.14, 7.15 or 7.16.

    7.3        Conduct of Business. From the date hereof through the Closing Date, except as may be required in connection with or as a result of the Bankruptcy Proceedings, Sellers will, and will cause their Affiliates to, operate the Business only in the ordinary course of business consistent with past practice. Sellers will, and will cause their Affiliates to, use commercially reasonable efforts, except as may be required in connection with or as a result of the Bankruptcy Proceedings, to: (i) preserve and protect the Acquired Assets and the business organization of the Business; (ii) keep available the services of Business Employees; (iii) cause all transactions between Sellers and third parties relating to the Business to take place on arm’s length terms; (iv) comply, in all material respects, with all Laws and Orders applicable to the Business; and (v) preserve their current relationships with the customers, suppliers, licensors, licensees, contractors, vendors, distributors and others having business dealings with respect to the Business. Without limiting the generality of the foregoing, from the date hereof through the Closing Date, except as may be required in connection with or as a result of the Bankruptcy Proceedings, Sellers shall not, and shall not permit their Affiliates to, without the prior written consent of Buyer (other than with respect to Section 7.3(g), for which Buyer shall have no right of prior written consent):

    (a)        sell, lease, encumber, transfer or dispose of any assets or rights which would be included in the Acquired Assets or the Licensed IP, unless in the ordinary course of business consistent with past practice;

    (b)        purchase additional Inventory exclusively relating to the Business unless contractually obligated to do so or to replenish a specific type of Inventory exclusively relating to the Business for which it is necessary to fill orders;

    (c)        enter into, adopt, amend, modify or terminate any employee benefit plan, program or arrangement with respect to Business Employees in a manner materially more favorable to the Business Employees, increase in any manner the compensation or benefits of any Business Employee or pay any benefit not required by any existing employee benefit plan, or enter into any Contract to do any of the foregoing, except for normal or periodic increases in compensation, or changes in employee benefit plans that are in the ordinary course of the Business consistent with past practice;

(d) amend, modify or terminate any Business Contract, except in the ordinary course of business consistent with past practice;

    (e)        (i) sell, assign, transfer, abandon or fail to maintain, (ii) except in the ordinary course of business consistent with past practice, license or sublicense, or (iii) except in the ordinary course of business consistent with past practice, enter into, amend or terminate any Contract with respect to, any Business Intellectual Property;

(f) waive any material rights relating to any of the Acquired Assets or Assumed Liabilities;

(g) modify any pricing or discount terms with respect to the Products or services of the Business other than in the ordinary course of business consistent with past practice; or

(h) take any action that would prevent or delay Sellers or their Affiliates from licensing the Licensed IP to Buyer or its Affiliates at the Closing.

    7.4        Examinations and Investigations. At any time prior to the Closing Date, Buyer shall be entitled, through its employees and representatives, to enter upon and make such reasonable investigation of the assets, properties, business and operations of the Transferring Parties to the extent they relate exclusively to the Business, and such examination of the books and records, financial condition and operations of the Business as Buyer may reasonably request. Any such investigation and examination shall be coordinated through a point of contact designated by NNI and conducted at reasonable times during normal business hours upon reasonable prior notice to NNI and under reasonable circumstances; provided,that such investigation shall not unreasonably interfere with the business operations of any Seller Entity or the sale of the Business pursuant to the U.S. Bidding Procedures Order (including with respect to any Seller Entity’s provision of access to other potential bidders in connection with the sale of the Business).

    7.5        Bulk Sales. The parties hereto hereby waive compliance with the provisions of any applicable bulk sales laws, including Article 6 of the Uniform Commercial Code as it may be in effect in any applicable jurisdiction (“Bulk Sales Laws”).

    7.6        Publicity. Each party shall be entitled to issue or make a press release regarding the Transactions in the form previously agreed to by the parties (the “Press Release”) or any other press release or announcement required by any Law, Order or the rules of a stock exchange; provided, that the party required to make the release or announcement (other than the Press Release) shall, to the extent reasonably practicable, allow the other parties (in the case of a press release or announcement to be made by Buyer, Buyer shall allow NNI) reasonable time to comment on such release or announcement in advance of such issuance; provided, further, that each party shall be permitted to comply with applicable SEC filing requirements and any other securities law requirements applicable to such party with respect to this Agreement and the other Transaction Documents without consultation with any other party. The Main Sellers and Buyer shall cooperate with each other to issue a joint press release regarding the Transactions following the Closing.

    7.7        New Contracts; Disclosure Schedules.

    (a)        Between the date hereof and the Closing Date, any Seller or its Affiliates shall, in the ordinary course of business, be entitled to enter into New Exclusive Service Contracts, without the need to obtain the consent thereto from Buyer. Other than with respect to New Exclusive Service Contracts and Contracts described in Section 2.1(c)(iii), Sellers shall not, and shall not permit their Affiliates to, without the prior written consent of Buyer, enter into any new Contract between the date hereof and Closing that will be assigned to Buyer at the Closing. In the event Buyer consents to the entry of any such new Contract, Sellers shall prior to the Closing provide an executed copy of such Contract to Buyer.

    (b)        Sellers shall be entitled to submit to Buyer, from time to time between the date hereof and the Closing Date, written updates to the Schedules referenced in Article V (including on the Sellers Closing Certificate) disclosing any events or developments that occurred or any information learned between the date of this Agreement and the Closing Date; provided, that neither such updated Schedules nor any such disclosures on the Sellers Closing Certificate shall operate to in any way modify or cure any breach of the representations and warranties made by Sellers in Article V, including for purposes of meeting the Closing condition set forth in Section 8.1(a).

    7.8        Confidentiality. The parties acknowledge and agree that the Confidentiality Agreement remains in full force and effect and that information provided by any Seller or its Affiliates to Buyer or its Affiliates in connection with the Transactions (as well as any information regarding the existence, status or termination of the Transactions) is subject to the terms of and shall be treated in accordance with the Confidentiality Agreement. If this Agreement is terminated prior to the Closing, the Confidentiality Agreement shall remain in full force and effect in accordance with its terms. If the Closing occurs (a) the Confidentiality Agreement shall terminate effective as of the Closing and (b) the confidentiality provisions set forth in Section 9.14 shall apply with respect to Sellers’ and Buyer’s additional confidentiality obligations following the Closing. For the sake of clarity, neither this Section 7.8 nor the Confidentiality Agreement shall be construed to limit or prohibit the issuance of the Press Release or third party communications in connection with the assignment of the Business Contracts.

    7.9        Notifications of the Transactions. As soon as reasonably practicable following the execution of this Agreement, Sellers shall send a notification to each counterparty to a Business Contract, pursuant to forms previously agreed with Buyer, notifying such counterparties of the pendancy of the Transactions and, with respect to any Assumed and Assigned Contract, requesting the counterparty thereto to notify Sellers of any outstanding Cure Costs.

    7.10        New Exclusive Service Contracts; Multi-Year Exclusive Service Contracts.

    (a)        With respect to New Exclusive Service Contracts, Sellers shall, and shall cause each other Seller Entity to, remit to Buyer at the Closing (by wire transfer of immediately available funds to an account designated by Buyer at least three (3) days in advance of the Closing) all amounts paid to any Seller or Seller Entity by the counterparties with respect to any such New Exclusive Service Contract less (in the case of a New Exclusive Service Contract that has been in effect for at least one week prior to the Closing Date) a proportional amount of the moneys paid to any Seller or Seller Entity by the counterparty to such New Exclusive Service Contract prior to the Closing Date (based on the proportion of the period of the New Exclusive Service Contract that occurs between the commencement date thereof and the Closing Date to the entire period of such New Exclusive Service Contract). In the case of a New Exclusive Service Contract that has been in effect for at least one week prior to the Closing Date for which Buyer or any Affiliate of Buyer receives payment therefor following the Closing, Buyer shall promptly pay to the applicable Seller or the applicable Seller Entity (by wire transfer of immediately available funds to an account designated by such Seller or Seller Entity) a proportional amount of the moneys paid to Buyer or its Affiliates by the counterparty to such New Exclusive Service Contract after the Closing Date (based on the proportion of the period of the New Exclusive Service Contract that occurs between the commencement date thereof and the Closing Date to the entire period of such New Exclusive Service Contract).

    (b)        With respect to Multi-Year Exclusive Service Contracts, Sellers shall, and shall cause each other Seller Entity to, remit to Buyer at the Closing (by wire transfer of immediately available funds to an account designated by Buyer at least three (3) days in advance of the Closing) all amounts paid to any Seller or Seller Entity by the counterparties with respect to any such Multi-Year Exclusive Service Contract less a proportional amount of the moneys paid to any Seller or Seller Entity by the counterparty to such Multi-Year Exclusive Service Contract between the date hereof and the Closing Date with respect to Post Signing Periods (based on the proportion of the Post Signing Period that falls between the date hereof and the Closing Date to the overall Post Signing Period). In the case of a Multi-Year Exclusive Service Contract for which payment was due for Post Signing Periods for which Buyer or any Affiliate of Buyer receives payment therefor following the Closing, Buyer shall promptly pay to the applicable Seller or the applicable Seller Entity (by wire transfer of immediately available funds to an account designated by such Seller or Seller Entity) a proportional amount of such moneys with respect to Post Signing Periods (based on the proportion of the Post Signing Period that falls between the date hereof and the Closing Date to the overall Post Signing Period).

    (c)        Three (3) Business Days prior to the Closing Date, NNI and NNL shall deliver to Buyer a certificate listing (x) all New Exclusive Service Contracts and all Multi-Year Exclusive Service Contracts entered into prior to such date, (y) the amounts received by Sellers and the Seller Entities (if any) from third parties in connection with such New Exclusive Service Contracts and Multi-Year Exclusive Service Contracts entered into prior to such date, and (z) the amounts (if any) which have been retained by Sellers and the Seller Entities in connection with such New Exclusive Service Contracts and Multi-Year Exclusive Service Contracts pursuant to Sections 7.10(a) and (b). In the event of any changes with respect to the matters set forth in such certificate between the date thereof and Closing, NNI and NNL shall deliver an update to such certificate as promptly as practicable following Closing, and promptly pay (but in no event prior to the Closing) to Buyer any additional amounts received by Sellers or the Seller Entities between the date of the original certificate and the Closing Date or amounts otherwise excluded from the original certificate but received by a Seller Entity between the date hereof and the Closing Date that are payable to Buyer pursuant to Sections 7.10(a) and/or 7.10(b), subject to Sections 7.10(a) and 7.10(b).

    (d)        In the event that following the Closing any Seller or any other Seller Entity receives any payment in respect of a New Exclusive Service Contract or a Multi-Year Exclusive Service Contract, Sellers shall, and shall cause each other Seller Entity to, promptly pay to Buyer (by wire transfer of immediately available funds to an account designated by Buyer) a proportional amount of the moneys paid to Sellers or any other Seller Entity by the counterparty to such New Exclusive Service Contract or Multi-Year Exclusive Service Contract after the Closing Date (based on the proportion of the period of the New Exclusive Service Contract or Multi-Year Exclusive Service Contract that occurs between the commencement date thereof and the Closing Date to the entire period of such New Exclusive Service Contract or a Multi-Year Exclusive Service Contract).

    (e)        With respect to the New Exclusive Service Contracts and/or Multi-Year Exclusive Service Contracts that are assigned to Buyer or another Buyer Entity hereunder, in the event that the customer under such New Exclusive Service Contracts and/or Multi-Year Exclusive Service Contracts fails to make the required payments due thereunder within the time period for payment thereunder plus a period of thirty (30) days, nothing in this Agreement shall prevent Buyer from terminating such Contracts.

    7.11        Israeli Withholding Tax Exemption Application and Approval. Prior to the date hereof, Buyer has filed an application with the Israel Tax Authority (the “ITA”) requesting a complete exemption of the Transactions from all applicable Israeli withholding Tax Laws (the “Israeli Withholding Tax Exemption Application”), which Israeli Withholding Tax Exemption Application shall correctly describe the Transactions in all material respects. Buyer shall use its commercially reasonable efforts to obtain approval of the Israeli Withholding Tax Exemption Application as promptly as practicable. Buyer shall promptly notify NNI of all requests for additional information or documentary material or otherwise from the ITA that Buyer receives with respect to the Israeli Withholding Tax Exemption Application, and consult with NNI with respect to any response thereto. Buyer shall promptly notify NNI upon obtaining the approval of the Israeli Withholding Tax Exemption Application. All Buyer’s expenses (including legal or tax advisory fees) with respect to the filing and receipt of approval of the Israeli Withholding Tax Exemption Application shall be borne solely by Buyer. NNI shall notify Buyer of any adjustment to the allocation of the Purchase Price among the Seller Entities required by any Bankruptcy Court, or other Governmental or Regulatory Body of competent jurisdiction, and Buyer shall promptly update the Israeli Withholding Tax Exemption Application so that such application correctly describes the Transactions, as so modified, in all material respects.

    7.12        Subcontractors. Between the date hereof and the Closing Date, NNI shall, or shall cause Nortel India to, retain at its sole cost and expense, twenty (20) CSWL subcontractors (the “Retained Subcontractors”) through NNI’s or Nortel India’s agreement with CSWL. On the Closing Date, NNI or Nortel India, as applicable, shall terminate the engagement of the Retained Subcontractors and permit Buyer or its Affiliates to engage the services of the Retained Subcontractors directly with CSWL following the Closing. The individuals who are Retained Subcontractors shall be separately agreed between the parties.

    7.13        Nonassignable Contracts. In the event any Business Contract cannot be assigned (whether pursuant to Section 365 of the U.S. Bankruptcy Code or, if inapplicable, then pursuant to other applicable Laws or the terms of such Contract), then as of the Closing, this Agreement, to the extent permitted by Law and the terms of such Business Contract, shall constitute a full and equitable assignment by the applicable Transferring Party to Buyer of all of the applicable Transferring Party’s right, title and interest in and to, and all of the applicable Transferring Party’s Liabilities under, such Business Contract, and Buyer shall be deemed the applicable Transferring Party’s agent for purpose of completing, fulfilling and discharging all of the applicable Transferring Party’s Liabilities thereunder. The parties shall take all necessary steps and actions to provide Buyer with the benefits of such Business Contract, and to relieve the applicable Transferring Party of the performance and other obligations thereunder (to the extent that such would have constituted “Assumed Liabilities” had such Business Contract been assigned to Buyer hereunder), including entry into subcontracts for the performance thereof. For the purposes of this Agreement (including the previous sentence and all representations and warranties of Sellers contained herein), the relevant Seller Entity shall be deemed to have obtained all required consents in respect of the assignment of any Business Contract if, and to the extent that, pursuant to the U.S. Sale Order, such Seller Entity is authorized to assume and assign to Buyer such Business Contract pursuant to Section 365 of the U.S. Bankruptcy Code and any applicable Cure Cost has been satisfied as provided in Section 2.7.

    7.14        U.S. Bankruptcy Actions. On the timetables set forth below, Sellers shall cause the U.S. Debtors to (a) file with the U.S. Bankruptcy Court one or more motions and proposed orders covering the U.S. Debtors, each in form and substance reasonably satisfactory to Buyer, as set forth below, (b) cause the U.S. Debtors to notify, as required by the U.S. Bankruptcy Code and the U.S. Bankruptcy Rules, all parties entitled to notice of such motions and orders (including all relevant Taxing Authorities), as modified by orders in respect of notice which may be issued at any time and from time to time by the U.S. Bankruptcy Court, and such additional parties as Buyer may request, and (c) subject to the provisions of this Agreement, use commercially reasonable efforts to obtain U.S. Bankruptcy Court approval of such orders without any stay, modification, reversal or amendment adverse or unacceptable to Buyer.

    7.15        U.S. Bidding Procedures Order. As promptly as possible, but in no event later than February 20, 2009, Sellers shall cause the U.S. Debtors to file with the U.S. Bankruptcy Court a motion (the “U.S. Bidding Procedures Motion”) and a proposed order (the “U.S. Bidding Procedures Order”) with related U.S. bidding procedures in the form of Annex 1 seeking approval of a process for the sale of the Business, as set forth below. Sellers shall cause the U.S. Debtors to use commercially reasonable efforts to cause the U.S. Bankruptcy Court to (a) schedule a hearing to consider the U.S. Bidding Procedures Motion as soon as possible and (b) enter the U.S. Bidding Procedures Order by February 27, 2009.

    7.16        U.S. Sale Order.

    (a)        As promptly as possible, but in no event later than February 20, 2009, Sellers shall cause the U.S. Debtors to file with the U.S. Bankruptcy Court one or more motions (collectively, the “U.S. Sale Motion”) and proposed orders (collectively, the “U.S. Sale Order”) seeking the approval of the U.S. Bankruptcy Court pursuant to Sections 105, 363, 365 and (to the extent applicable) 1146 of the U.S. Bankruptcy Code of the transfers of the Acquired Assets to Buyer and the assumption by the U.S. Debtors and assignment to Buyer of the Assumed and Assigned Contracts, as specified below.

    (b)        The U.S. Sale Order shall contain the following provisions (it being understood that certain of such provisions must constitute findings of fact or conclusions of Law to be made by the U.S. Bankruptcy Court as part of the U.S. Sale Order):

    (i)        the transfers of the Acquired Assets and the assignment of the Assumed and Assigned Contracts by the U.S. Debtors to Buyer in accordance with this Agreement (A) are or will be legal, valid and effective transfers of such Acquired Assets and assignment of such Assumed and Assigned Contracts, as the case may be, (B) vest or will vest Buyer with all right, title and interest of the U.S. Debtors in and to the Acquired Assets pursuant to section 363(f) of the U.S. Bankruptcy Code free and clear of any and all Liens (other than Permitted Liens and Liens created by Buyer) and Claims whatsoever, whether known or unknown, fixed, liquidated, contingent or otherwise, including any Claims held by any of the U.S. Debtors’ or their Affiliates’ creditors, vendors, suppliers, employees or lessors, and any other Person (collectively, the “Claimants”), and that none of Buyer or its Affiliates shall be liable in any way (as assignee, successor entity or otherwise) for any Claims that any of the Claimants or any other third party may have against the U.S. Debtors, their Affiliates or the Business, or under any such Assumed and Assigned Contract, other than Claims on the account of Assumed Liabilities, and (C) constitute transfers for reasonably equivalent value and fair consideration under the U.S. Bankruptcy Code, the Laws of the States of New York and Delaware and all other applicable State Laws, including those relating to fraudulent conveyance and fraudulent transfers;

    (ii)        all amounts to be paid by the U.S. Debtors to Buyer or to be borne by any U.S. Debtors pursuant to this Agreement and each of the other Transaction Documents shall constitute administrative expenses under Sections 503(b) and 507(a)(1) of the U.S. Bankruptcy Code, and shall be immediately payable if and when any U.S. Debtors’ obligation to pay or bear such amount may arise under this Agreement without any further order of the U.S. Bankruptcy Court;

    (iii)        the U.S. Bankruptcy Court retains exclusive jurisdiction to interpret, construe and enforce the provisions of, and to resolve any and all disputes that may arise under or in connection with the assumption and/or assignment of any Business Contracts under this Agreement and the U.S. Sale Order, in all respects, and further to hear and determine any and all disputes among Sellers, Sellers’ Affiliates, Buyer or its Affiliates, as the case may be, and any non-Sellers party thereto that may arise under or in connection with (A) the assumption and/or assignment of any Assumed and Assigned Contract or (B) the Assumed Liabilities or Excluded Liabilities;

(iv) the provisions of the U.S. Sale Order are nonseverable and mutually dependent;

    (v)        the Transactions and the U.S. Sale Order are undertaken by Sellers and Buyer at arm’s length, without collusion and in good faith within the meaning of Section 363(m) of the U.S. Bankruptcy Code, and such parties are entitled to the protections of Section 363(m) of the U.S. Bankruptcy Code;

(vi) a determination that approval of this Agreement and the U.S. Sale Order, and consummation of the Transactions, are in the best interests of the U.S. Debtors, their creditors and estates;

    (vii)        a determination that the terms and conditions of this Agreement and the Transactions, including the transfer of the relevant Acquired Assets free and clear of any and all Liens (other than Permitted Liens) and Claims, are fair and reasonable;

    (viii)        the U.S. Debtors may assign and transfer to Buyer all of the U.S. Debtors’ right, title and interest (including common law rights) to all of their intangible property included in the Acquired Assets they each own, including the Assumed and Assigned Contracts to which they are a party, subject to their obtaining deemed consents to the extent required by applicable Law;

    (ix)        provides that any stay of orders authorizing the use, sale or lease of property, or the assignment of an executory Contract or unexpired lease as provided for in Bankruptcy Rules 6004(g) or 6006(d) shall not apply to the U.S. Sale Order and that the U.S. Sale Order is immediately effective and enforceable;

(x) provides that neither Buyer nor its Affiliates shall assume Liabilities of any U.S. Debtors or their Affiliates other than the Assumed Liabilities; and

(xi) approves the U.S. Debtors’ assumption and assignment to Buyer of the Assumed and Assigned Contracts pursuant to Sections 363 and 365 of the U.S. Bankruptcy Code.

    7.17        Consultation; Notification. Buyer and the U.S. Debtors shall cooperate with filing and prosecuting the U.S. Bidding Procedures Motion and the U.S. Sale Motion, and obtaining entry of the U.S. Bidding Procedures Order and the U.S. Sale Order, and the U.S. Debtors shall deliver to Buyer prior to filing, and as early in advance as is practicable to permit adequate and reasonable time for Buyer and its counsel to review and comment, copies of all proposed pleadings, motions, objections, responses to objections, notices, statements schedules, applications, reports and other material papers to be filed by the U.S. Debtors in connection with such motions, relief requested therein and any challenges thereto. If the U.S. Sale Order or any other order of the U.S. Bankruptcy Court relating to this Agreement shall be appealed by any Person (or a petition for certiorari or motion for rehearing, reargument or stay shall be filed with respect thereto), the U.S. Debtors agree to take all commercially reasonable steps, and use commercially reasonable efforts, to defend against such appeal, petition or motion, and Buyer agrees to reasonably cooperate in such efforts. Each of the parties hereby agrees to use commercially reasonable efforts to obtain an expedited resolution of such appeal; provided, however, that nothing herein shall preclude the parties from consummating the transactions contemplated hereby if the U.S. Sale Order shall have been entered and have not been stayed and Buyer, in its reasonable judgment, has waived in writing the requirement that such U.S. Sale Order be a Final Order, in which event Buyer shall be able to assert the benefits of Section 363(m) of the U.S. Bankruptcy Code and, as a consequence of which, such appeal shall become moot.

    7.18        Canadian Bankruptcy Actions. On the timetables set forth below, Sellers shall cause the Canadian Debtors to (a) file with the Canadian Court one or more motions and proposed orders covering the Canadian Debtors, as set forth below, (b) cause the Canadian Debtors to notify, as required by the CCAA and any orders of the Canadian Court made in the Bankruptcy Proceedings, all parties entitled to notice of such motions and orders, as modified by orders in respect of notice which may be issued at any time and from time to time by the Canadian Court, and (c) subject to the provisions of this Agreement, use commercially reasonable efforts to obtain Canadian Court approval of such orders without any stay, modification, reversal or amendment.

    7.19        Sale Process Order. As promptly as possible, but in no event later than the date on which the U.S. Bidding Procedures Order is granted, Sellers shall cause the Canadian Debtors to file with the Canadian Court a motion (the “Sale Process Order Motion”) and a proposed order (the “Sale Process Order”) seeking approval of a process for the sale of the Business.

    7.20        Approval and Vesting Order. As promptly as possible, but in no event later than the date on which the U.S. Sale Motion is granted, Sellers shall cause the Canadian Debtors to file with the Canadian Court one or more motions (the “Approval and Vesting Order Motion”) seeking an order (the “Approval and Vesting Order”) of the Canadian Court approving this Agreement and the transactions contemplated herein, such order to include the following:

    (a)        the Transactions are approved, and that this Agreement is commercially reasonable and in the best interests of the Canadian Debtors and their stakeholders (it being recognized that such a determination is a finding of fact or conclusions of Law to be made by the Canadian Court as part of the Approval and Vesting Order);

    (b)        the execution of the Agreement by NNL on behalf of all the Canadian Debtors is authorized and approved, and the Canadian Debtors are authorized and directed to take such additional steps and execute such additional documents as may be necessary or desirable for the completion of the transactions contemplated in this Agreement and for the conveyance of the Canadian Debtors’ right, title and interest in the Acquired Assets to the Buyer;

    (c)        all of the Canadian Debtors’ right, title and interest in and to the Acquired Assets shall vest absolutely in the Buyer, free and clear of and from any and all Liens (other than Permitted Liens); and

(d) the sale of the Acquired Assets is exempt from the application of the Bulk Sales Act (Ontario).

    7.21        Consultation; Notification. Buyer and the Canadian Debtors shall cooperate with filing and prosecuting the Sale Process Order Motion and the Approval and Vesting Order Motion, and obtaining entry of the Sale Process Order and the Approval and Vesting Order Motion, and the Canadian Debtors shall deliver to Buyer prior to filing, and as early in advance as is practicable to permit adequate and reasonable time for Buyer and its counsel to review and comment, copies of all proposed pleadings, motions, objections, responses to objections, notices, statements schedules, applications, reports and other material papers to be filed by the Canadian Debtors in connection with such motions, relief requested therein and any challenges thereto. If the Approval and Vesting Order or any other order of the Canadian Court relating to this Agreement shall be appealed by any Person (or a petition for certiorari or motion for rehearing, reargument or stay shall be filed with respect thereto), the Canadian Debtors agree to take all commercially reasonable steps, and use commercially reasonable efforts, to defend against such appeal, petition or motion, and Buyer agrees to reasonably cooperate in such efforts. Each of the parties hereby agrees to use commercially reasonable efforts to obtain an expedited resolution of such appeal; provided, however, that nothing herein shall preclude the parties from consummating the transactions contemplated hereby if the Approval and Vesting Order shall have been entered and have not been stayed.

    7.22        Conflict Between this Agreement and the Biddng Procedures Order. Notwithstanding anything to the contrary in this Agreement, (a) in the event of any inconsistency with or conflict between this Agreement and the U.S. Bidding Procedures Order, the U.S. Bidding Procedures Order shall control and (b) in no event shall any Seller’s (or its Affiliate’s) compliance with the U.S. Bidding Procedures Order constitute a breach of this Agreement.

    7.23        Notice of Cure Costs. The Main Sellers shall promptly notify Buyer in writing if the Main Sellers reasonably believe that the aggregate Cure Costs are likely to exceed $1,000,000 and offer the Buyer the opportunity to pay all such Cure Costs in excess of $1,000,000. Buyer shall have a period of five (5) Business Days to inform Seller whether it is willing to pay such Cure Costs in excess of $1,000,000 in the aggregate, and provide reasonable assurance thereof.

ARTICLE VIII.
CONDITIONS PRECEDENT TO CLOSING

    8.1        Conditions Precedent to the Obligations of Buyer. The obligations of Buyer to effect the Transactions, purchase and pay for the Acquired Assets and EMEA Acquired Assets, and assume the Assumed Liabilities and EMEA Assumed Liabilities are subject to the fulfillment on or prior to the Closing of the following conditions, any one or more of which may be waived by Buyer:

    (a)        Representations. The representations and warranties of Sellers set forth in Article V shall be true and correct as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date, except (i) for those representations and warranties that address matters only as of a date prior to the execution of this Agreement (which shall be true and correct as of such date, subject to clause (ii) below), and (ii) where the failure of the representations and warranties to be true and correct would not reasonably be expected to result, in the aggregate, in a Business Material Adverse Effect (it being agreed that any materiality or Business Material Adverse Effect qualification in a representation and warranty shall be disregarded in determining whether any such failure would reasonably be expected to result in a Business Material Adverse Effect for purposes of this clause (ii)).

    (b)        Covenants. Sellers shall have performed or complied in all material respects with all obligations and covenants required by this Agreement and the other Transaction Documents to be performed or complied with by Sellers at or prior to the Closing, except in each case to the extent that any such non-compliance arises out of a request made by Buyer in writing which expressly waives compliance with a particular covenant.

    (c)        Law. No Law, temporary restraining order, preliminary or permanent injunction, cease and desist order or other Order issued by any Governmental or Regulatory Body prohibiting or preventing the purchase and sale contemplated by this Agreement or the consummation of the Transactions to be effected at the Closing shall be in effect.

(d) Consents and Approvals. All notices, consents and approvals of Governmental or Regulatory Bodies set forth on Schedule 8.1(d) shall have been made or obtained, as applicable.

    (e)        Closing Certificate. The Main Sellers shall have delivered to Buyer a certificate, dated the Closing Date, and signed by an authorized officer of each Main Seller, in substantially the form attached hereto as Exhibit M (the “Sellers Closing Certificate”), with respect to the satisfaction of the conditions specified in Section 8.1(a) and Section 8.1(b) and containing and certifying as to the information set forth in Section 3.1(b) and 7.10(c).

(f) Seller Closing Deliveries. Buyer shall have received:

    (i)        Bills of Sale (in the applicable form) executed by the applicable Seller Entities covering (i) Business Tangible Property, EMEA Tangible Property, Business Inventory and EMEA Inventory with an aggregate value equal to or exceeding ninety-five percent (95%) of the aggregate value, in U.S. Dollars, of the Tangible Business Property, EMEA Tangible Property, Business Inventory and EMEA Inventory set forth on the certificate delivered by the Main Sellers pursuant to Section 3.1(b) (excluding from such calculation, for the sake of clarity, all EMEA Inventory and EMEA Tangible Property excluded from the sale and purchase hereunder pursuant to the provisions of Section 2(b) of Exhibit P) and (ii) all Business Intellectual Property, Prior IP, EMEA Business Intellectual Property and EMEA Prior IP;

(ii) Assignment and Assumption Agreements (in the applicable form) executed by the applicable Seller Entities with respect to the United States, Canada and the United Kingdom; and

    (iii)        counterpart signature pages executed by the applicable Seller Entities to the IP License Agreement, the Master Purchase Agreement, the Transition Services Agreement, the Trademark License Agreement, the Patent Assignment Agreement, the Contract Manufacturer Inventory Agreement, the Trademark Assignment Agreement and the Interim Product Purchase Agreement.

(g) Delivery of Certain Items. NNI shall have delivered to Buyer, in form reasonably acceptable to Buyer, the databases set forth on Schedule 8.1(g).

    (h)        Bankruptcy Orders. Each of the U.S. Bidding Procedures Order, the U.S. Sale Order, the Sale Process Order and the Approval and Vesting Order shall (i) have been entered and (ii) have become Final Orders.

    (i)        Export Licenses. To the extent that any Governmental Authorizations are necessary to assign the Business Intellectual Property to Buyer and/or its Affiliates, Sellers shall have received all such necessary Governmental Authorizations.

    8.2        Conditions Precedent to the Obligations of Sellers. The obligations of Sellers to effect the Transactions and sell and deliver the Acquired Assets to Buyer are subject to the fulfillment on or prior to the Closing of the following conditions, any one or more of which may be waived by the Main Sellers:

    (a)        Representations. The representations and warranties of Buyer set forth in Article VI shall be true and correct as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date, except (i) for those representations and warranties that address matters only as of a date prior to the execution of this Agreement (which shall be true and correct as of such date, subject to clause (ii) below), and (ii) where the failure of the representations and warranties to be true and correct would not reasonably be expected to result, in the aggregate, in a Buyer Material Adverse Effect (it being agreed that any materiality or Buyer Material Adverse Effect qualification in a representation and warranty shall be disregarded in determining whether any such failure would reasonably be expected to result in a Buyer Material Adverse Effect for purposes of this clause (ii)).

    (b)        Covenants. Buyer shall have performed or complied in all material respects with all obligations and covenants required by this Agreement and the other Transaction Documents to be performed or complied with by Buyer at or prior to the Closing, except in each case to the extent that any such non-compliance arises out of a request made by a Seller in writing which expressly waives compliance with a particular covenant.

    (c)        Law. No Law, temporary restraining order, preliminary or permanent injunction, cease and desist order or other Order issued by any Governmental or Regulatory Body prohibiting or preventing the purchase and sale contemplated by this Agreement or the consummation of the Transactions to be effected at the Closing shall be in effect.

(d) Consents and Approvals. All notices, consents and approvals of Governmental or Regulatory Bodies set forth on Schedule 8.2(d) shall have been made or obtained, as applicable.

    (e)        Closing Certificate. Buyer shall have delivered to the Main Sellers a certificate, dated the Closing Date, and signed by an authorized officer of Buyer, in substantially the form attached hereto as Exhibit N (the “Buyer Closing Certificate”), with respect to the satisfaction of the conditions specified in the conditions specified in Section 8.2(a) and Section 8.2(b).

    (f)        Buyer Closing Deliveries. Buyer shall have delivered to the Main Sellers or the Escrow Agent, as the case may be, (i) the Purchase Price as specified in Section 4.3(a) and (ii) executed counterpart signature pages of Buyer (or its Affiliates) to the IP License Agreement, the Master Purchase Agreement, the Transition Services Agreement, the Trademark License Agreement, the Patent Assignment Agreement, the Contract Manufacturer Inventory Agreement, Assignment and Assumption Agreements (solely with respect to the United States, Canada and the United Kingdom), the Trademark Assignment Agreement and the Interim Product Purchase Agreement).

    (g)        Israeli Tax Withholding Exemption. Buyer shall have obtained and provided the Main Sellers with a copy of the ITA’s approval of the Israeli Withholding Tax Exemption Application, which approval shall be final and binding on the ITA.

    (h)        Export Licenses. To the extent that any Governmental Authorizations are necessary to assign the Business Intellectual Property to Buyer and/or its Affiliates, Sellers shall have received all such necessary Governmental Authorizations.

    (i)        Bankruptcy Orders. Each of the U.S. Bidding Procedures Order, the U.S. Sale Order, the Sale Process Order and the Approval and Vesting Order shall (i) have been entered and (ii) have become Final Orders.

ARTICLE IX.
ONGOING COVENANTS

    9.1        Tax Matters.

    (a)        (i)        All sums payable under this Agreement shall be exclusive of Transfer Taxes (as defined below). Subject to Section 9.1(a)(iii) and Section 9.1(a)(iv), Buyer, on the one hand, and Sellers, on the other, shall each be responsible for 50% of all goods and services, sales, use, transfer, documentary, VAT, value added, stamp, recording and similar Taxes incurred in connection with the purchase and sale of the Acquired Assets and EMEA Acquired Assets (for the avoidance of doubt, including interest and penalties but excluding any Income Taxes) (“Transfer Taxes”); provided, that Buyer shall be responsible for 100% of the portion of such Transfer Taxes as to which Buyer and NNI in good faith determine it is reasonably expected that Buyer will receive a refund, rebate, credit or similar amount (a “Transfer Tax Refund”) (where the Transfer Tax in question is VAT or any similarly computed value added tax, on the assumption that Buyer is registered for VAT in the jurisdiction in which the relevant supply of the EMEA Acquired Assets takes place and that Buyer has paid to the EMEA Seller the VAT charged to it by such EMEA Seller in respect of the acquisition of the EMEA Acquired Assets without regard to this Section 9.1(a)(i)). Buyer (or Sellers or their Affiliates, in the case of Transfer Taxes required to be collected, remitted or paid by Sellers or their Affiliates) shall timely pay or cause to be paid any Transfer Taxes to the applicable Taxing Authority. Buyer or Sellers or their Affiliates, as applicable, shall reimburse such paying party its share of such Transfer Taxes, if any, as determined pursuant to the foregoing, within seven (7) Business Days of receipt of a reimbursement request from the paying party; provided, that such reimbursement need not be paid prior to three (3) Business Days before such Transfer Tax is required to be paid to the Taxing Authority. Buyer or Sellers, as applicable, shall promptly provide to the other party sufficient documentation evidencing payment of any Transfer Taxes. Disputes with respect to the amount of Transfer Taxes due will be referred to an accounting firm jointly selected and engaged by Buyer and NNI for resolution. The fees of such accounting firm shall be borne by the party who in the opinion of such accounting firm had the position which was more erroneous.

    (ii)        Notwithstanding clause (a)(i) above, Buyer shall be responsible for 100% of any Transfer Taxes incurred in connection with the purchase and sale of the Acquired Assets and EMEA Acquired Assets (A) as a result of Buyer’s failure to obtain any necessary state sales and use tax permits, timely deliver any necessary resale certificates, or otherwise take any action that would result in an exemption relating to, or a reduced rate of, such Transfer Taxes and (B) for any Transfer Taxes that are interest or penalties, to the extent that the interest or penalties arise in respect of an amount of Transfer Tax that the Buyer is required pursuant to sections  9.1(a) (i) or (iv)  to pay to a Taxing Authority or any Seller or Affiliate of the Seller where the Buyer has failed to pay such Transfer Taxes within the time limits envisaged in Section 9.1(a) (i) or (iv). Buyer or its Affiliate shall be solely responsible for ensuring that any exemption relating to, or a reduced rate of, Transfer Taxes in connection with the transactions contemplated herein applies and, in that regard, shall, prior to the Closing Date, provide Sellers and/or any of their Affiliates, as the case may be, with its permit number and/or any appropriate certificate of exemption and/or other document or evidence to support the claimed entitlement to such exemption by such party or an Affiliate thereof. NNI will make commercially reasonable efforts to provide Buyer with information requested by Buyer that is necessary for Buyer to obtain permits or certificates exempting any or all of the Transactions in whole or part from Transfer Taxes.

    (iii)        Sellers’ obligations pursuant to this Section 9.1(a) shall be based on the Asset Allocation Schedule as of the Closing Date. Notwithstanding anything to the contrary in this Section 9.1(a), in the event that the Asset Allocation Schedule is changed or modified after the Closing Date in accordance with Section 3.2, Buyer (or its Affiliate, as applicable) shall promptly pay directly to the appropriate Taxing Authority or the applicable Seller or Seller’s Affiliate (if requested by such Seller or Seller’s Affiliate) any Transfer Taxes that may be due as a result of such change or modification.

    (iv)          Where a sum is paid pursuant to this Agreement in consideration for any supply (or deemed supply) of goods or services the payor shall,  in addition to the consideration payable for such supply, pay an amount equal to the VAT (if any) arising in respect of such supply against the production of a valid VAT invoice. Where and to the extent that the Transfer Taxes described in Section 9.1(a) are VAT, Section 9.1(a) shall apply save that the Buyer shall pay or shall procure that the relevant Affiliate shall pay an amount equal to 100% of such VAT to the Seller or relevant Affiliate against the production of a valid VAT invoice. The Sellers or their Affiliates shall then reimburse the Buyer or its Affiliates, as required, in accordance with Section 9.1(a)(i).

    (b)        If Buyer or any Affiliate of Buyer is required by Law to make any deduction or withholding for any Tax with respect to any consideration payable hereunder, the consideration payable hereunder shall be increased to an amount that, after such deduction or withholding, will result in payment to Sellers or any of their Affiliates of the full amount Sellers or such Affiliates would have received from Buyer had such deduction or withholding not been made.  Buyer shall promptly furnish Sellers with such evidence as may be required by the applicable taxing authorities to establish that any such Tax has been paid.

(c) Sellers and Buyer will each provide the other with such assistance as may reasonably be requested in connection with the preparation of any Tax Return relating to the Business.

    9.2        Record Retention. In the event that Buyer or any Seller desires to destroy or otherwise dispose of any of the books and records relating to the Acquired Assets or the Assumed Liabilities in its possession with respect to periods prior to the Closing within one (1) year of the Closing Date, such party shall give Buyer (in the event that it is a Seller that wishes to destroy or dispose of any such books or records) or the Main Sellers (in the event that it is Buyer that wishes to destroy or dispose of any such books or records) twenty (20) Business Days’prior written notice of such intended disposition and by offering to deliver to the other party, at the other party’s expense, custody of such books and records as such first party may intend to destroy or dispose of.

    9.3        Use of Names.

    (a)        Except as set forth on Schedule 2.1(d), no interest in any Marks of any Seller or any of its Affiliates is being transferred or assigned (or, except as set forth in the Trademark License Agreement, licensed) to Buyer or any subsidiary of Buyer pursuant to the Transactions. Except as may be expressly permitted pursuant to the Trademark License Agreement (including, for the sake of clarity, in the case of Products purchased pursuant to Section 9.10), Buyer will, within thirty (30) days following the Closing Date, remove or obliterate all such Marks from the signs, purchase orders, invoices, sales orders, labels, letterheads, shipping documents, business cards and other materials included in the Acquired Assets, and Buyer shall not, and shall not permit its subsidiaries to, put into use after the Closing Date any such materials not in existence on the Closing Date that bear any Mark; provided, that if such materials are used by Buyer or any of its subsidiaries during such thirty (30) day period, Buyer shall, and shall cause its subsidiaries to, conspicuously note thereon that ownership of the Business has transferred to Buyer. Except to the extent expressly set forth elsewhere in this Agreement or in another Transaction Document, nothing in this Agreement shall give Buyer permission, without the prior written consent of NNI in each instance, to use in advertising, publicity or otherwise the name of any Seller or any of its Affiliates or any Mark owned or used by any Seller or any of its Affiliates.

    (b)        Each Seller hereby covenants and agrees (i) that (x) if such Seller has a corporate name containing the Mark “alteon”, it will, and (y) such Seller will cause any Affiliate of such Seller (other than another Seller) that has a corporate name containing the Mark “alteon” to, in either case remove “alteon” from such corporate name(s), within thirty (30) days of the Closing Date (in the case of U.S.-organized Sellers and Affiliates) and as soon as reasonably practicable following the Closing (in the case of non-U.S. organized Sellers and Affiliates) through the use of commercially reasonable efforts; and (ii) notwithstanding the period set forth in Section 9.3(b)(i), from and after the Closing, Sellers shall not conduct, and each Seller shall prevent any such Affiliate from conducting, any commercial activity under or in connection with a corporate name containing “alteon.” Buyer hereby grants to each Seller and Affiliate thereof described in the preceding sentence a fully paid up, worldwide, personal, non-transferable and non-assignable, indivisible and non-exclusive right to use the Mark “alteon” as part of its corporate name during the period set forth in the preceding sentence.

    9.4        Further Information.

    (a)        Following the Closing, Buyer will afford to Sellers, their counsel and their accountants, during normal business hours, reasonable access to the books and records relating to the Business, Acquired Assets or the Assumed Liabilities in its possession with respect to periods after the Closing and the right to make copies and extracts therefrom, to the extent that such access may be reasonably required by the requesting party (i) to facilitate the investigation, litigation and final disposition of any claims that may have been or may be made against any Seller or its Affiliates or (ii) for any other reasonable business purpose.

    (b)        Without limiting the generality of Section 9.4(b), following the Closing, Buyer shall (i) provide each Seller with such assistance and cooperation as may be reasonably requested by such Seller and (ii) make available to each Seller and its legal counsel, during normal business hours, any of the Transferring Employees who were involved in, or are otherwise knowledgeable about, pre-Closing matters, including making such Transferring Employees available on a mutually convenient basis to provide information, testimony at depositions, hearings or trials, and such other similar assistance as may be reasonably requested by such Seller.

    (c)        The applicable Seller shall reimburse Buyer for reasonable out-of-pocket costs and expenses incurred in assisting such Seller pursuant to this Section 9.4. Buyer shall not be required by this Section 9.4 to take any action that would unreasonably interfere with the conduct of its business, unreasonably disrupt its normal operations or materially impair a Transferring Employee’s ability to perform his or her duties.

    9.5        Mistaken Payments. Following the Closing Date:

    (a)        if any Seller or any of its Affiliates receives any payment, refund or other amount that is an Acquired Asset, such Seller shall or shall cause such Affiliate to, within thirty (30) days of becoming or being made aware of such payment, remit, or shall cause to be remitted, such amount to Buyer; and

    (b)        if Buyer receives any payment, refund or other amount that is an Excluded Asset, Buyer shall, within thirty (30) days of becoming or being made aware of such payment, remit, or shall cause to be remitted, such amount to the applicable Seller or Affiliate thereof.

    9.6        Sellers Vendor Contracts. Buyer acknowledges and agrees that the supply contracts, software contracts, tooling contracts and other Contracts of any Seller and/or its Affiliates that are not exclusive to the Business are not being assigned to Buyer hereunder. Accordingly, Buyer agrees that it is responsible for directly entering into a Contract with the applicable vendors (including original equipment manufacturers) to obtain parts for, or products included in, or used in connection with producing or selling, the Products that any Seller or its Affiliates currently obtain from third parties pursuant to the supply contracts, software contracts, tooling contracts and other Contracts of any Seller and/or its Affiliates that are not exclusive to the Business.

    9.7        Manufacturer Warranties. If due to lack of contractual privity or similar legal theory, Buyer after the Closing is not able to enforce a warranty claim against the third party supplier, manufacturer or contractor of Business Inventory, Products purchased by Buyer pursuant to Section 9.10, Business Tangible Property and/or products in respect of which Buyer is obligated to fulfill warranty obligations pursuant to the Master Purchase Agreement, Sellers shall, or shall cause their Affiliates to, use commercially reasonable efforts to (x) cause Buyer to be the direct beneficiary of such warranties or (y) if unable to cause Buyer to be the direct beneficiary of such warranties, assist Buyer in obtaining the benefits of such warranties. If Sellers’ or their Affiliates’ warranty rights with respect to such Business Inventory, Product purchased by Buyer pursuant to Section 9.10, Business Tangible Property and/or products pursuant to the Contract between Sellers or the applicable Affiliate of Sellers are assignable, Sellers shall take commercially reasonable steps to assign such benefits to Buyer with respect to such Business Inventory, Product purchased by Buyer pursuant to Section 9.10, Business Tangible Property and products, and in the event Sellers are unable to make such assignment, Sellers shall cause Buyer to receive the benefit of such warranties by assisting Buyer in obtaining the benefits of such warranties. Sellers’ obligations under this Section 9.7 shall terminate at the end of twelve (12) months following the Closing Date; Sellers shall have no obligations under this Section 9.7 in respect of Business Inventory, Products purchased by Buyer pursuant to Section 9.10, Business Tangible Property and/or products in respect of which Buyer is obligated to fulfill warranty obligations pursuant to the Master Purchase Agreement for which the relevant suppliers, manufacturers’ or contractors’ warranties have terminated or expired or where Sellers or their Affiliates have not purchased such warranties.

    9.8        Business Contracts. Except as expressly provided in Section 7.9, but notwithstanding else anything herein to the contrary, the parties agree that no Seller or Affiliate of any Seller shall have any responsibility to seek or obtain, and there shall be no condition to Closing under Section 8.1 with respect to, any consent or approval from any Person with respect to or under any Business Contracts or EMEA Business Contracts, in connection with the assignment of such Contracts to Buyer or with respect to Buyer’s performance under certain Contracts not assigned to Buyer which are the subject of the Master Purchase Agreement. Immediately following the Closing, Buyer and the applicable Seller Entity shall send a joint acknowledgement letter to each counterparty to a Business Contract or EMEA Business Contract notifying such counterparty of the consummation of the Transactions and that all requests relating to the Business Contracts thereafter should be directed to Buyer.

    9.9        Destruction of Materials not Related to the Business. Buyer agrees that, within thirty (30) days of the Closing, it will ensure that all information and materials of any Seller and/or its Affiliates that are in the possession of the Transferring Employees but that are not included within the scope of the Acquired Assets or EMEA Acquired Assets are (as directed by Sellers) either destroyed or returned to the applicable Seller or Affiliate thereof, and that no Transferring Employee retains a copy thereof or extract or summary therefrom.

    9.10        Return of Products. In the event that, during the six (6) month period following the Closing, any distributor, reseller or other channel partner of any Seller or its Affiliates returns or seeks to return Products delivered to such distributor, reseller or other channel partner prior to the Closing Date (either to any Seller or its Affiliates or to Buyer) pursuant to the terms of the sales agreement pertaining to such Product or such other Contract as may govern such return, Buyer shall purchase, accept and receive such Products, from such Seller, its Affiliate or the applicable distributor, reseller or other channel partner, as the case may be; provided, that Buyer shall not be obligated to purchase returned Products pursuant to this sentence after such time as Buyer shall have purchased returned Products with a value (as determined in accordance with the next sentence) of seven hundred thousand dollars ($700,000) in the aggregate; provided, further, that Buyer shall only be obligated to purchase returned Products that have originally been shipped by a Seller or its Affiliates to the relevant channel partner within six (6) months of the date on which such Product is returned. Buyer’s purchase price for such returned Products (and the value used for determining the amount of Products Buyer is required to purchase pursuant to the preceding sentence) shall be equal to the price that Buyer then pays its relevant contract manufacturer or to the applicable Seller or Affiliate pursuant to the relevant contract manufacturing agreement, as the case may be, for the corresponding Product. Such payment shall be made in cash to the applicable Seller, its Affiliate or the applicable distributor, reseller or other channel partner, as the case may be, within thirty (30) days of the date on which such Products are received by Buyer or such longer period as may be permitted by the applicable contract.

    9.11        Redirection of Customers. Following the Closing, in the event a customer of the Business contacts a Seller or its Affiliates (by telephone, electronic mail, written correspondence or otherwise) regarding the provision of services under a Business Contract, such Seller shall, and shall cause its Affiliates to, use commercially reasonable efforts to promptly redirect or otherwise forward such customer and communication to Buyer’s technical support services.

    9.12        Business Tangible Property Containing Third Party Software. In the event of a termination or expiration of the Transition Services Agreement, or the occurrence of the date specified in the Transition Services Agreement for the transfer of legal title to such Business Tangible Property to Buyer, with respect to Business Tangible Property containing Restricted Software, Buyer hereby agrees (i) to obtain any necessary licenses to any such software and (ii) until Buyer has obtained such licenses, not to use any such Business Tangible Property in any manner that could cause any Seller or its Affiliates to be in breach of any obligation to the licensor of such Restricted Software.

    9.13        Cooperation Regarding Financial Statements; Provision of Additional Information.

    (a)        For a period of three (3) months following the Closing Date, in the event separate financial statements with respect to the Business for periods from and after January 1, 2007 but prior to the Closing Date are deemed to be necessary by Buyer’s accountants or required under applicable securities Laws or other reporting requirements, the Main Sellers agree that they shall, upon the reasonable request of Buyer, (i) assist and cooperate with Buyer in the production of such separate financial statements and (ii) permit Buyer and Buyer’s accountants, agents and representatives to have reasonable access, in accordance with Section 9.4(a) (mutatis mutandis), to the books and records pertaining to the Business during periods from and after January 1, 2007 but prior to the Closing which have been retained by Sellers and their Affiliates. Buyer’s rights under this Section 9.13(a) are in addition to its rights pursuant to Section 9.15.

    (b)        For a period of three (3) months following the Closing Date, Sellers shall, and shall cause their Affiliates to, at all reasonable times upon the prior written request of Buyer, provide Buyer with access to the information, records, files, books and documents reasonably related to the Business, the Products, the Acquired Assets or the Assumed Liabilities which are retained by Sellers or their Affiliates at Closing and not transferred to Buyer pursuant to Section 2.1, to the extent necessary for Buyer to operate the Business following the Closing (without duplication of Section 9.13(a)); provided, that the applicable Seller or Affiliate shall be entitled to redact those portions of such materials that in no way relate to the Business, the Products, the Acquired Assets or the Assumed Liabilities; and provided, further, that no Seller or Affiliate thereof shall be required to provide Buyer with any of the foregoing or access thereto to the extent not permitted pursuant to the terms of applicable Law or applicable contractual obligations of any Seller or its Affiliates. Any information, records, files, documents and/or Contracts that any Seller or Affiliate thereof provides to Buyer (or provides Buyer access to) pursuant to this Section 9.13(b) shall constitute Seller Confidential Information and be subject to the provisions of Section 9.14.

    (c)        Buyer shall reimburse each Seller and its Affiliates for all reasonable out-of-pocket costs and expenses incurred by such Seller and its Affiliates in assisting Buyer pursuant to this Section 9.13. Neither any Seller nor its Affiliates shall be required by this Section 9.13 to take any action or provide Buyer or its accountants, agents or representatives with access to records, if such would unreasonably interfere with the conduct of its business or unreasonably disrupt the normal operations of such Seller or its Affiliates.

    9.14        Confidentiality.

    (a)       Each Seller shall, and shall cause its Affiliates to, keep confidential in accordance with such Seller’s standards for protecting its own confidential information, and shall not use or disclose to any other Person (other than its Affiliates and its and their officers, directors, employees, agents and representatives), any Business Confidential Information, except as permitted by this Agreement. Each Seller shall only disclose Business Confidential Information to its or its Affiliates’ officers, directors, employees, agents, auditors, lenders, consultants and other representatives who are legally bound by a confidentiality obligation to a Seller or its Affiliates no less protective of the Business Confidential Information than that contained in this Section 9.14 and who have a bona fide need to access the Business Confidential Information consistent with Sellers’ rights under this Agreement.

    (b)       Each Seller shall, and shall cause its Affiliates to, keep confidential in accordance with such Seller’s standards for protecting its own confidential information, any Non-Exclusive Confidential Information; provided, that nothing in this Agreement shall prevent or limit in any way whatsoever the right of a Seller or its Affiliates to utilize or disclose the Non-Exclusive Confidential Information, without need to obtain consent therefor from Buyer, or otherwise impose obligations on such Seller or its Affiliates in respect of Non-Exclusive Confidential Information other than what such Seller or its Affiliates would otherwise undertake for Seller Confidential Information.

    (c)       Buyer shall, and shall cause its Affiliates to, keep confidential in accordance with Buyer’s standards for protecting its own confidential information, and shall not use or disclose to any other Person (other than its Affiliates and its and their officers, directors, employees, agents and representatives), any Seller Confidential Information, except as permitted by this Agreement. Buyer shall only disclose Seller Confidential Information to its or its Affiliates’ officers, directors, employees, agents, auditors, lenders, consultants and other representatives who are legally bound by a confidentiality obligation to Buyer or its Affiliates no less protective of the Seller Confidential Information than that contained in this Section 9.14 and who have a bona fide need to access the Seller Confidential Information consistent with Buyer’s rights under this Agreement.

(d) Notwithstanding anything to the contrary in this Section, any party may disclose Confidential Information:

(i) if and to the extent such Confidential Information is required by subpoena or Order to be disclosed;

(ii) to a Governmental or Regulatory Body;

(iii) pursuant to any Bankruptcy Proceeding;

(iv) to the extent such disclosure is otherwise required by applicable Law or requirement of any stock exchange on which the shares or stock of the Person in question are listed;

(v) in connection with a party’s exercise and enforcement of any rights or remedies provided under this Agreement; or

(vi) to the extent such disclosure is required for financial or tax reporting purposes of the applicable party or its Affiliates.

    (e)        If any Person is requested or required (by subpoena, court order or similar process) to disclose any Confidential Information as provided in Section 9.14(d)(i), or intends to disclose any Confidential Information as provided in Section 9.14(d)(iii), the Person from which the disclosure is sought or who intends to make such disclosure shall (i) provide the other parties with prompt written notice of such request or requirement and (ii) make reasonable efforts to cooperate with the applicable party so that such party may seek a protective order or other appropriate remedy or protection. If such protective order or other remedy or protection is not obtained, or the applicable party waives compliance with the provisions of this Agreement, the Person from which the disclosure is sought shall use reasonable efforts to disclose only that portion of the Confidential Information that is legally requested or required to be disclosed.

    (f)        Nothing in this Section 9.14 shall prevent Sellers or their Affiliates from disclosing either Business Confidential Information or Non-Exclusive Confidential Information to other prospective purchasers of the Business that have executed a confidentiality agreement with a Seller or an Affiliate thereof.

    9.15        Delivery of Audited Financial Statements. Within six (6) months of the Closing Date, Buyer may, in its sole discretion, deliver written notice to the Main Sellers (the “Audit Notice”) requiring Sellers to use their commercially reasonable efforts to cause to be prepared and delivered to Buyer audited statements of the balance sheet of the Historical Velocity Business, as of December 31, 2008 and December 31, 2007, and related audited statements of income and cash flows of the Historical Velocity Business for the fiscal years ended December 31, 2008 and December 31, 2007, together with notes thereon and the reports thereon of KPMG LLP, Sellers’ independent certified public accountants (collectively, the “Audited Financial Statements”). The Audited Financial Statements shall be prepared utilizing the same financial allocations, judgments and assumptions as are noted in the Pro Forma Financial Statements and accompanying notes and/or Schedules 5.5(b) or 5.5(c). Further, it is understood and agreed that (i) the Audited Financial Statements will be prepared in accordance with carve-out accounting guidelines as promulgated by the SEC and that are consistent with U.S. GAAP, (ii) such carve-out accounting guidelines have not been applied to the Pro Forma Financial Statements, and (iii) any differences between the Pro Forma Financial Statements and the Audited Financial Statements arising out of or related to the application of such carve-out accounting guidelines to the Audited Financial Statements and/or any modifications that would have been made to the Pro Forma Financial Statements had such carve-out accounting principles been utilized therefor (including as a result of corporate and other allocations, such as goodwill and other intangibles) shall not be the basis for any claim against any Seller by Buyer or any of its Affiliates. Buyer shall provide Sellers with all necessary and appropriate cooperation with respect to Sellers’ preparation of the Audited Financial Statements. Following Buyer’s request for preparation and audit of the Audited Financial Statements, Sellers shall (i) promptly engage independent experts to prepare and audit the Audited Financial Statements, (ii) promptly respond to requests for information from such independent experts and (iii) keep Buyer reasonably informed regarding the status of the preparation and audit the Audited Financial Statements. Buyer shall promptly reimburse Sellers for all documented third-party costs and expenses incurred by Sellers in the preparation and audit of the Audited Financial Statements. No Seller shall be required by this Section 9.15 to take any action that would unreasonably interfere with the conduct of its business or unreasonably disrupt its normal operations.

    9.16        Employee Related Agreements. Exhibit O sets forth certain agreements of the parties with respect to employment matters.

    9.17        Co-operation with Respect to Transferring Employees. Buyer and the applicable Seller Entity shall cooperate from and after the approval of the U.S. Sale Order and the Approval and Vesting Order with each other (and shall cause their respective Affiliates to cooperate with the others and their Affiliates): (a) with respect to Employment Offers and in implementing the transition of coverage of Transferring Employees from the Nortel Employee Plans to Buyer Employee Plans and (b) to provide for an orderly transition of the Transferring Employees to Buyer or its Affiliates, as applicable, and to minimize the disruption to the respective businesses of any Seller and its Affiliates and Buyer and its Affiliates resulting from the Transactions; provided, that in no event shall Buyer or its Affiliates or its or their representatives contact in any way any Business Employee with respect to any employment offer or otherwise prior to the later of (x) the approval of the Approval and Vesting Order and (y) the approval of the U.S. Sale Order, except as expressly authorized in writing by the Main Sellers prior to such contact. All such contacts by Buyer or its Affiliates shall be in accordance with applicable Law.

    9.18        Protection of Personal Data. With respect to the data relating to Business Employees set forth in the Schedules, including any revisions thereto, Buyer undertakes that such personal data shall be held in confidence and that:

(a) Buyer shall restrict the disclosure of such personal data to such of their employees, agents and advisors as is reasonably necessary to give effect to the Transactions;

    (b)        except as permitted pursuant to Section 9.18(a), personal data shall not be disclosed to any Person (including, for the avoidance of doubt, any other employee of Buyer) without the consent of NNI, such consent not unreasonably to be withheld; and

(c) personal data shall be returned to the applicable Seller or destroyed if this Agreement is terminated. Disclosure shall only be made in accordance with applicable Law.

    9.19        Non-Solicitation of Employees by Buyer. Prior to the end of the twelve (12) months following the execution of this Agreement, Buyer shall not, and shall cause its Affiliates to not, except with NNI’s prior written consent, solicit for employment or hire: (i) any Business Employee who does not accept an offer of employment with Buyer or an Affiliate of Buyer or (ii) any other employee of any Seller or its Affiliates with whom Buyer or its Affiliates have had direct contact in connection with the preparation, negotiation and execution of this Agreement and/or the other Transaction Documents; provided, that Buyer and/or its Affiliates shall not be prohibited from soliciting or hiring any person described in this Section 9.19 (x) pursuant to a general mass solicitation of employment not specifically directed toward employees of any Seller and/or its Affiliates or (y) who has been terminated by any Seller or its Affiliates.

    9.20        Non-Solicitation of Transferring Employees by Sellers. Prior to the end of the twelve (12) months following the execution of this Agreement, Sellers shall not, and shall cause their Affiliates not to, except with Buyer’s prior written consent, solicit for employment or hire (i) any Transferring Employees or (ii) any employee of Buyer or its Affiliates with whom any Seller or its Affiliates has come into direct contact in connection with the preparation, negotiation and execution of this Agreement and/or the other Transaction Documents; provided, that Sellers and/or their Affiliates shall not be prohibited from soliciting or hiring any person described in this Section 9.20 (x) pursuant to a general mass solicitation of employment not specifically directed toward employees of Buyer and/or its Affiliates or (y) who has been terminated by Buyer or its Affiliates.

ARTICLE X.
TERMINATION OF AGREEMENT

    10.1        Termination. This Agreement may be terminated prior to the Closing as follows:

(a) By the mutual written consent of the Main Sellers and Buyer;

    (b)        By Buyer by giving written notice to the Main Sellers in the event Sellers are in material breach of this Agreement or any other Transaction Document and such breach, (i) individually or in combination with any other such breach, would cause the conditions set forth in Section 8.1 not to be satisfied and (ii) is not cured within thirty (30) days following delivery by Buyer to Sellers of written notice of such breach;

    (c)        By the Main Sellers by giving written notice to Buyer in the event Buyer is in material breach of this Agreement or any other Transaction Document and such breach, (i) individually or in combination with any other such breach, would cause the conditions set forth in Section 8.2 not to be satisfied and (ii) is not cured within thirty (30) days following delivery by the Main Sellers to Buyer of written notice of such breach;

    (d)        By Buyer, on or after March 12, 2009, if either the U.S. Bidding Procedures Order or the Sale Process Order has not been entered on or prior to such date or has been entered but stayed as of such date;

    (e)        By Buyer by giving written notice to the Main Sellers if the Closing shall not have occurred on or prior to the earlier of (i) April 15, 2009 or (ii) the thirtieth (30th) day following the U.S. Sale Order becoming a Final Order by reason of the failure of any condition precedent under Section 8.1; provided, that the right to terminate this Agreement under this subsection (e) shall not be available to Buyer if such failure results exclusively or primarily from a breach by Buyer of one or more representations, warranties, covenants or agreements of Buyer contained in this Agreement or any other Transaction Document; and provided, further, that if all of the conditions to Closing set forth in Section 8.1 have been satisfied, other than (x) those conditions that are to be satisfied at the Closing and (y) the condition set forth in Section 8.1(h) as a result of the failure of any of the U.S. Bidding Procedures Order, the U.S. Sale Order, the Sale Process Order and/or the Approval and Vesting Order to become a Final Order on or before April 15, 2009, then the reference to “April 15, 2009” in clause (i) of this Section 10.1(e) shall be replaced by a reference to “May 1, 2009”

    (f)        By the Main Sellers by giving written notice to Buyer if the Closing shall not have occurred on or prior to the earlier of (i) May 15, 2009 or (ii) thirtieth (30th) day following the U.S. Sale Order becoming a Final Order by reason of the failure of any condition precedent under Section 8.2; provided, that the right to terminate this Agreement under this subsection (f) shall not be available to Sellers if such failure results exclusively or primarily from a breach by Sellers of one or more representations, warranties, covenants or agreements of Sellers contained in this Agreement or any other Transaction Document;

(g) By the Main Sellers or Buyer if Sellers enter into a binding definitive agreement with respect to an Alternative Transaction; or

    (h)        By the Main Sellers by giving written notice to Buyer if the Cure Costs payable by Sellers (excluding any Cure Costs that Buyer has agreed to pay pursuant to Section 7.23) exceed the higher of (x) $1,000,000 in the aggregate and (y) if an Auction (as defined in the U.S. Bidding Procedures Order) occurs and Buyer makes a subsequent bid with a base cash component (excluding any adjustment such as are set forth in clauses (ii) through (iv) of Section 3.1(a)) greater than the Base Purchase Price, five percent (5%) of such base cash component; provided, that the Main Sellers shall not be permitted to exercise their termination right under this Section 10.1(h) until they have complied with Section 7.23 and given Buyer the five (5) Business Day response period referred to in Section 7.23.

    10.2        Break-Up Fee and Expense Reimbursement.

    (a)        In the event that this Agreement is terminated pursuant to Section 10.1(b), 10.1(g) or 10.1(h), Sellers shall pay to Buyer by wire transfer of immediately available funds, within five (5) Business Days after such termination, a break-up fee (the “Break-Up Fee”) equal to $650,000; provided, that no Break-Up Fee shall be payable in respect of a termination of this Agreement pursuant to Section 10.1(b) unless (i) the breach in question is of a material provision of this Agreement and (ii) such breach is still existing on the later of (x) April 15, 2009 and (y) the thirtieth (30th) day following delivery by Buyer to Sellers of written notice of such breach.

    (b)        In the event that this Agreement is terminated pursuant to Section 10.1(b), 10.1(g) or 10.1(h), Sellers shall pay to Buyer by wire transfer of immediately available funds, within five (5) Business Days after such termination, a cash amount equal to Buyer’s reasonable and documented out-of-pocket fees and expenses incurred in connection with the Transactions, up to a maximum of $400,000 (the “Expense Reimbursement”).

    (c)        The Break-Up Fee and/or the Expense Reimbursement, if payable in accordance with this Section 10.2, will be the sole and exclusive remedy of Buyer, whether at Law or in equity, in the event that Closing has not occurred or does not occur for any reason whatsoever, without regard to whether Buyer elects to terminate this Agreement pursuant to this Article X; provided, that if the Closing occurs, the Break-Up Fee and/or the Expense Reimbursement will not be payable and will not be the sole and exclusive remedy of Buyer hereunder. For the avoidance of doubt, both the Break-Up Fee and the Expense Reimbursement will be payable to Buyer in the event that this Agreement is terminated pursuant to Section 10.1(b) (if payable thereunder), 10.1(g) or 10.1(h).

    (d)        Sellers’ obligation to pay the Break-Up Fee and the Expense Reimbursement pursuant to this Section 10.2 shall survive termination of this Agreement and shall constitute an administrative expense of Sellers under Section 364(c)(1) of the U.S. Bankruptcy Code with priority over any and all administrative expenses of the kind specified in Sections 503(b) or 507(b) of the U.S. Bankruptcy Code.

    (e)        Notwithstanding anything to the contrary herein, Sellers’ obligation to pay the Break-Up Fee and the Expense Reimbursement pursuant to this Section 10.2 is expressly subject to entry of the U.S. Bidding Procedures Order.

    10.3        Effect of Termination. In the event of termination of this Agreement as permitted by Section 10.1, this Agreement shall become void and of no further force and effect, except for the following provisions, which shall remain in full force and effect: (a) Section 7.8 relating to confidentiality, (b) Sections 9.19, 9.20(ii) and 10.2, (c) this Section 10.3 and (d) Article XI. Nothing in this Section 10.3 shall be deemed to release any party from any Liability for any breach by such party of the terms and provisions of this Agreement or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement; provided, (i) except in the case of a breach of Section 9.14, no injunctive relief, specific performance or other type of relief specified in Section 11.13 may be obtained under this Agreement against any Seller Entity and (ii) this sentence shall not apply to Sellers or their Affiliates.

ARTICLE XI.
MISCELLANEOUS

    11.1        Expenses. Whether or not the Transactions are consummated, and except as otherwise provided in this Agreement, each party to this Agreement will bear its respective fees, costs and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement or the Transactions (including legal, accounting and other professional fees).

    11.2        Governing Law. The interpretation of this Agreement, and any questions, claims, disputes, remedies, Action or Proceeding arising from or related to this Agreement, and any relief or remedies sought by any party hereunder, shall be governed exclusively by the Laws of the State of New York, without regard to the rules of conflict of laws of the State of New York or any other jurisdiction.

    11.3        Jurisdiction; Service of Process. To the fullest extent permitted by applicable Law, each party hereto (a) agrees that any claim, Action or Proceeding by such party seeking any relief whatsoever arising out of, or in connection with, this Agreement, the other Transaction Documents or the Transactions shall be brought only in (i) the U.S. Bankruptcy Court, if brought prior to the entry of a final decree closing the Chapter 11 Cases, and (ii) in the federal courts in the Southern District of New York and the state courts of the State of New York, County of Manhattan (collectively, the “New York Courts”), if brought after entry of such final decree closing the Chapter 11 Cases, and shall not be brought, in each case, in any other State or Federal court in the United States of America or any court in any other country, (b) agrees to submit to the exclusive jurisdiction of the U.S. Bankruptcy Court or the New York Courts, as applicable pursuant to the preceding clauses (a)(i) and (ii), for purposes of all Actions or Proceedings arising out of, or in connection with, this Agreement or the transactions contemplated hereby, (c) waives and agrees not to assert any objection that it may now or hereafter have to the laying of the venue of any such Action or Proceeding brought in such a court or any claim that any such Action or Proceeding brought in such a court has been brought in an inconvenient forum, (d) agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 11.7 shall be valid and sufficient service thereof, and (e) agrees that a final judgment in any such Action or Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

    11.4        Waiver of Jury Trial. THE PARTIES HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT BETWEEN OR AMONG THE PARTIES IRREVOCABLY TO WAIVE TRIAL BY JURY AND THAT ANY ACTION OR PROCEEDING WHATSOEVER BETWEEN OR AMONG THEM RELATING TO THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY SHALL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

    11.5        Attorneys’ Fees. If any action, suit, arbitration or other proceeding for the enforcement of this Agreement is brought with respect to or because of an alleged dispute, breach, default or misrepresentation in connection with any of the provisions hereof, the successful or prevailing party shall be entitled to recover reasonable attorneys’ fees and other costs incurred in that proceeding, in addition to any other relief to which it may be entitled.

    11.6        Waiver. Neither any failure nor any delay by any party in exercising any right, power or privilege under this Agreement or any of the other Transaction Documents will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable Law, (a) no claim or right arising out of this Agreement or any of the other Transaction Documents can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other parties; (b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one party will be deemed to be a waiver of any obligation of that party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or any of the other Transaction Documents.

    11.7        Notices. All notices or other communications required or permitted to be given hereunder shall be in writing and shall be deemed given to a party when (a) delivered by hand, (b) three (3) Business Days after delivery by a nationally recognized overnight courier service (costs prepaid), or (c) sent by facsimile (confirmed in writing by mail promptly thereafter dispatched), in each case to the following:

if to Buyer, to:

Radware Ltd.
22 Raoul Wallenberg Street
Tel Aviv 69710
Israel
Attention: Roy Zisapel
Tel: +972-3-7668610
Fax: +972-3-7668982

with a copy to:

Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
Attention: Ernest S. Wechsler
Tel: (212) 715-9100
Fax: (212) 715-8000

if to any Seller or Seller Entity, to:

Nortel Networks Inc.
c/o Nortel Networks Limited
195 The West Mall
Toronto, Ontario M9C 5K1
Attention: Douglas M. Parker, Esq., Associate General Counsel - Corporate
Tel: (905) 863-2564
Fax: (905) 863-7739

with a copy to:

Crowell & Moring LLP
1001 Pennsylvania Avenue, NW
Washington, DC 20004-2595
Attention: James R. Stuart, III, Esq.
Tel : (202) 624-2865
Fax : (202) 628-5116

        Notices to any Seller Entity may be delivered to NNI on behalf of such Seller Entity. Any party hereto may change its contact information for notices and other communications hereunder by notice to the other party hereto.

    11.8        Assignment. This Agreement and the rights and obligations hereunder shall not be assignable or transferable by any party (including, by operation of Law or in connection with a merger or sale of substantially all the assets, stock or membership interests of such party) without the prior written consent of the other parties (which, in the case of an assignment following the Closing, shall not be unreasonably withheld) except for (a) assignment by a U.S. Debtor to a succeeding entity following such U.S. Debtor’s emergence from Chapter 11 or (b) assignment by any of the Canadian Debtors pursuant to any plan of arrangement approved by a Bankruptcy Court, which will not require the consent of the Buyer. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon and inure to the benefit of the permitted assigns of the parties. Buyer hereby consents to the assignment by any Canadian Debtor or any U.S. Debtor of rights and obligations under any of the Transaction Documents in the circumstances set forth in (a) or (b) of the immediately preceding sentence.

    11.9        No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any Person, other than the parties hereto and such assigns, any legal or equitable rights, remedy or claim hereunder.

    11.10        Amendments. No amendment to this Agreement shall be effective unless it shall be in writing and signed by all of the parties hereto.

    11.11        Interpretation; Exhibits and Schedules. The headings contained in this Agreement, in any exhibit, annex or Schedule and in the table of contents to this Agreement, are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Except when the context otherwise requires, references to Sections, Articles, Exhibits, Annexes or Schedules refer to Sections, Articles, Exhibits, Annexes or Schedules of this Agreement. All Exhibits, Annexes and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized term used in any Schedule, Annex or Exhibit, but not otherwise defined therein, shall have the meaning ascribed to such term in this Agreement. Whenever used in this Agreement, a singular number shall include the plural and a plural the singular. Pronouns of one gender shall include all genders. The words “hereof,”“herein,” and terms of similar import shall refer to this entire Agreement. Unless the context clearly requires otherwise, the use of the terms “including,”“included,” “such as,” or terms of similar meaning, shall not be construed to imply the exclusion of any other particular elements and shall be deemed to be followed by the words “without limitation.” Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.

    11.12        Entire Agreement; Construction. This Agreement and the Transaction Documents contain the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersede all prior oral and written agreements and understandings relating to such subject matter, including that certain Term Sheet, dated December 13, 2008, between Buyer and NNI. In the event of any inconsistency or conflict between the terms of this Agreement and any other Transaction Document, the terms of this Agreement shall prevail over the terms of the other Transaction Document.

    11.13        Specific Performance. Each party acknowledges and agrees that the other party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each party agrees that the other parties may be entitled to an injunction or injunctions (without the posting of any bond) to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the parties and the matter. Except in the case of a breach of Section 9.14, but otherwise notwithstanding anything to the contrary in this Agreement, no injunctive relief, specific performance or other type of relief specified in this Section 11.13 may be obtained under this Agreement against any Seller Entity.

    11.14        Severability. If any provision of this Agreement or the application of any such provision to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof.

    11.15        Mutual Drafting. The parties hereto are sophisticated and have been represented by lawyers who have carefully negotiated the provisions hereof. As a consequence, the parties do not intend that the presumptions of any Laws relating to the interpretation of contracts against the drafter of any particular clause should be applied to this Agreement and therefore waive the effects of such Laws.

    11.16        Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other party.

    11.17        Survival. The representations, warranties, undertakings, agreements and covenants in this Agreement and/or in any instrument delivered pursuant to this Agreement shall terminate on the Closing Date; provided, that undertakings, agreements and covenants contained in this Agreement and/or the other Transaction Documents that continue in effect or are applicable to or relate to periods, matters or events following the Closing shall survive the Closing and shall continue in full force and effect until performed or satisfied or for so long as such are applicable in accordance with their terms.

    11.18        Limitation on Losses.

    (a)        Except in the case of a Liability arising from a cash payment obligation due to a party in respect of which the party seeking set-off has received a final judgment in an Action or Proceeding in accordance with Section 11.3 and 11.4, no party shall be entitled to set-off any Liabilities or Losses hereunder against any amounts due to such party under any other agreement with the other parties or any affiliate thereof.

    (b)        In no event shall any party be responsible or liable for any Losses that are consequential, in the nature of lost profits, diminution in the value of property, special or punitive or otherwise not actual damages.

    (c)        No Seller Entity shall have any Liability with respect to any Business Tangible Property, EMEA Tangible Property, Business Inventory or EMEA Business Inventory for any amount in excess of the value thereof as set forth on Schedule 2.1(a)(i), Schedule P(1)(a) or Schedule 5.6(b) (as updated in accordance with Section 3.1) (including in the case of any asset with a net book value of zero dollars ($0)), as set forth on the applicable schedule.

[Signature Page Follows on Next Page]

        IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have duly executed this Agreement on the date first above written.

NORTEL NETWORKS INC.

By: /s/ Hyacinth DeAlmeida
Name: Hyacinth DeAlmeida
Title: Leader, Corporate Business Development

NORTEL NETWORKS LIMITED

By: /s/ Gordon A. Davies
Name: Gordon A. Davies
Title: Chief Legal Officer and Corporate Secretary

By: /s/ Tracy S.J. Connelly McGilley
Name: Tracy S.J. Connelly McGilley
Title: Assistant Secretary

NORTEL NETWORKS UK LIMITED (in administration) by C. Hill as Joint
Administrator (acting as agent and without personal liability)

By: /s/ C. Hill
Name: C. Hill
Title: Joint Administrator

Witness: /s/

NORTEL NETWORKS N.V. (in administration) by C. Hill as Joint Administrator
(acting as agent and without personal liability)

By: /s/ C. Hill
Name: C. Hill
Title: Joint Administrator

Witness: /s/

NORTEL NETWORKS S.A. (in administration) by Kerry Trigg acting as authorised representative for C. Hill as Joint Administrator (acting as agent and without personal liability) under an authorisation dated 15 January 2009

By: /s/ Kerry Trigg
Name: Kerry Trigg
Title: authorised representative for C. Hill as Joint Administrator

By: /s/ Steve Sanderson
Name: Steve Sanderson
Title: senior executive as witness

NORTEL NETWORKS FRANCE S.A.S. (in administration) by Kerry Trigg acting as authorised representative for C. Hill as Joint Administrator (acting as agent and without personal liability) under an authorisation dated 15 January 2009

By: /s/ Kerry Trigg
Name: Kerry Trigg
Title: authorised representative for C. Hill as Joint Administrator

By: /s/ Steve Sanderson
Name: Steve Sanderson
Title: senior executive as witness

NORTEL NETWORKS (AUSTRIA) GMBH (in administration) by C. Hill as Joint
Administrator (acting as agent and without personal liability)

By: /s/ C. Hill
Name: C. Hill
Title: Joint Administrator

Witness: /s/

NORTEL NETWORKS, S.R.O. (in administration) by C. Hill as Joint Administrator
(acting as agent and without personal liability)

By: /s/ C. Hill
Name: C. Hill
Title: Joint Administrator

Witness: /s/

NORTEL NETWORKS AB - DENMARK BRANCH (in administration) by C. Hill as Joint
Administrator (acting as agent and without personal liability)

By: /s/ C. Hill
Name: C. Hill
Title: Joint Administrator

Witness: /s/

NORTEL NETWORKS B.V. (in administration) by C. Hill as Joint Administrator
(acting as agent and without personal liability)

By: /s/ C. Hill
Name: C. Hill
Title: Joint Administrator

Witness: /s/

NORTEL GERMANY GMBH & CO KG (in administration) by C. Hill as Joint
Administrator (acting as agent and without personal liability)

By: /s/ C. Hill
Name: C. Hill
Title: Joint Administrator

Witness: /s/

NORTEL NETWORKS (IRELAND) LIMITED (in administration) by D. Hughes as Joint
Administrator (acting as agent and without personal liability)

By: /s/ David Hughes
Name: David Hughes
Title: Joint Administrator

Witness: /s/

NORTEL NETWORKS S.P.A. (in administration) by C. Hill as Joint Administrator
(acting as agent and without personal liability)

By: /s/ C. Hill
Name: C. Hill
Title: Joint Administrator

Witness: /s/

NORTEL NETWORKS POLSKA SP. Z O.O. (in administration) by C. Hill as Joint
Administrator (acting as agent and without personal liability)

By: /s/ C. Hill
Name: C. Hill
Title: Joint Administrator

Witness: /s/

NORTEL NETWORKS PORTUGAL S.A. (in administration) by C. Hill as Joint
Administrator (acting as agent and without personal liability)

By: /s/ C. Hill
Name: C. Hill
Title: Joint Administrator

Witness: /s/

NORTEL NETWORKS ROMANIA SRL (in administration) by C. Hill as Joint
Administrator (acting as agent and without personal liability)

By: /s/ C. Hill
Name: C. Hill
Title: Joint Administrator

Witness: /s/

C. HILL, in his own capacity and on behalf of the Joint Administrators without personal liability and solely for the benefit of the provisions of this
Agreement expressed to be conferred on or given to the Joint Administrators:

By: /s/ C. Hill
Name: C. Hill
Title: Joint Administrator

Witness: /s/

RADWARE LTD.

By: /s/ Roy Zisapel
Name: Roy Zisapel
Title: Chief Executive Officer and President

EXHIBIT O

ADDITIONAL EMPLOYEE RELATED PROVISIONS

I.     Employment Provisions for United States.

    (a)        U.S. Employment Offers.

    (1)        Within one (1) Business Day after the later of (x) the approval of the U.S. Sale Order and (y) the approval of the Approval and Vesting Order, Buyer shall, or shall cause its designated Affiliate in the United States (“Buyer U.S.”) to offer employment, commencing on the first Business Day following the Closing Date, to each U.S. Employee other than a U.S. Leave Employee. The offer of employment shall be conveyed by means of a letter (the “U.S. Employment Offer”) in the form agreed upon by Buyer and NNI prior to the date hereof.

    (2)        Buyer shall, or shall cause Buyer U.S. to, ensure that each U.S. Employment Offer to each U.S. Employee includes (A)an annual base salary that is no less than the annual base salary listed with respect to such U.S. Employee in Schedule 5.12(a), (B) benefits no less favorable than those made available to similarly situated employees of Buyer or its Affiliates employed in the United States and with the additional terms described below in Section I(a)(5), (C) employment at a work location within twenty-five (25) miles of the work location listed with respect to such U.S. Employee in Schedule 5.12(a), (D) employment in the same position listed with respect to such U.S. Employee in Schedule 5.12(a) or another position for which such employee is qualified and that is substantially similar to the position listed in Schedule 5.12(a), and (E) eligibility for target incentive compensation that is at least equal to the target incentive compensation listed with respect to U.S. employee in Schedule 5.12 (a). Sales quotas and metrics will be in accordance with Buyer or Buyer U.S.’ requirements in the United States. The U.S. Employment Offer also shall include a policy statement of Buyer and Buyer U.S. regarding non-competition.

    (3)        Except as provided below with respect to U.S. Leave Employees, and subject to the occurrence of the Closing and Section I(a)(7), Buyer shall, or shall cause its Affiliates to, employ U.S. Employees accepting such U.S. Employment Offers on the first Business Day following the Closing Date on the terms and conditions in this Section I.

    (4)        Notwithstanding Section I(a)(2)(C), Buyer shall, and shall cause Buyer U.S. to, offer to employ any U.S. Employee who is a telecommuter, in Buyer U.S.‘s sole discretion, either (i) in the same location as set out in Schedule 5.12(a) or (ii) in a work location that is within twenty-five (25) miles of such individual’s home.

    (5)        Each U.S. Transferring Employee (and their eligible dependents, as applicable) shall, as of his or her Employment Transfer Date, cease to accrue benefits under the Nortel Employee Plans applicable to U.S. Employees (“Nortel U.S. Employee Plans”). Buyer shall ensure that each U.S. Transferring Employee (and their eligible dependents, as applicable) shall be immediately eligible to participate fully in and accrue benefits under Buyer Employee Plans applicable to similarly situated employees of Buyer or its Affiliates in the United States (“Buyer U.S. Employee Plans”) as of his or her Employment Transfer Date, and, for the twelve (12) month period following the Closing, at a cost to such U.S. Transferring Employee which is substantially similar in the aggregate to the cost to such U.S. Transferring Employee under similar Nortel U.S. Employee Plans immediately prior to his or her Employment Transfer Date, which cost amounts have been provided by NNI to Buyer. With respect to each U.S. Transferring Employee (and their eligible dependents, as applicable), Buyer shall cause all Buyer U.S. Employee Plans to waive any eligibility or waiting periods, evidence of insurability or pre-existing condition limitations with the exception of certain optional supplementary plans where special requirements may apply to all other similarly situated employees (e.g., group life insurance plans).

(6) U.S. Employment Offers shall remain open for acceptance by U.S. Employees for a period of seven (7) days.

    (7)        To the extent that NNI or its Affiliates have previously performed a background investigation on a U.S. Employee, as set forth on Schedule 5.12(a)(xv), Buyer shall not, and shall not permit Buyer U.S. to, condition such U.S. Employee’s U.S. Employment Offer upon a background investigation. The U.S. Employee Offer may state that Buyer and Buyer U.S. have a drug testing program and that all employees are subject to such drug testing at the discretion of Buyer and/or Buyer U.S. once employed by Buyer U.S. U.S. Employees will not be required to serve a probationary period.

    (8)        NNI and Buyer and their respective Affiliates shall work together in good faith to determine and coordinate the process of extending U.S. Employment Offers and communicating with U.S. Employees. Without limiting the generality of the foregoing, Buyer shall submit to NNI for review, prior to delivery of any U.S. Employment Offer, all data elements to be included in such offers and any other pertinent information relating to the offers.

    (b)        U.S. Leave Employees. If a U.S. Employee is on an NNI-approved leave of absence which is required by applicable Law when Employment Offers are distributed to U.S. Employees pursuant to Section I(a) (each, a “U.S. Leave Employee”), Buyer shall deliver an Employment Offer to such U.S. Leave Employee and employ such U.S. Leave Employee within ten (10) Business Days after receiving written notice from NNI or its Affiliates of such person’s release to return to work, provided that such release to return to work occurs prior to the end of the twelve (12) month period following the Closing Date or such longer period as required by applicable Law, including the Uniformed Services Employment and Reemployment Rights Act. NNI and Buyer and their respective Affiliates shall reasonably cooperate regarding returns to work from leave in respect of such U.S. Leave Employees.

    (c)        Accrued Vacation. NNI shall, or cause its appropriate Affiliate to, pay the amount of compensation due with respect to the accrued and unused vacation days due and owing to the U.S. Transferring Employees as of their respective Employment Transfer Dates no later than the date required under applicable Law. In any case, neither Buyer nor its Affiliates shall bear liability for accrued and unused vacation days due and owing to the U.S. Transferring Employees in respect of any time period during which a U.S. Transferring Employee was employed by NNI or its Affiliates.

    (d)        Workers’ Compensation.

    (1)        NNI or its applicable Affiliate shall be responsible for any and all Liabilities for claims of U.S. Transferring Employees under applicable workers’ compensation legislation for which NNI or its applicable Affiliate is legally responsible and which were existing as at, or accrued prior to the applicable Employment Transfer Date, including claims filed after the applicable Employment Transfer Date, but which are (A) based on accidents or injuries incurred during employment with NNI or its Affiliates or (B) determined by applicable worker’s compensation Law to relate to the period prior to the applicable Employment Transfer Date, but excluding any liabilities with respect to any reemployment obligations pursuant to such legislation in connection with U.S. Transferring Employees; and

    (2)        NNI or its applicable Affiliate, subject to and in a manner consistent with applicable workers’ compensation Law, shall be responsible for any and all workers’ compensation assessments, penalties, fines, levies, charges, surcharges or other amounts for which it is legally responsible and which may be assessed with respect to U.S. Transferring Employees which are attributable to the period prior to the applicable Employment Transfer Date.

    (e)        Delivery of Confirmation of Employment with Buyer. Not later than three (3) Business Days after each U.S. Transferring Employee commences employment with Buyer or its Affiliates, Buyer shall deliver or cause to be delivered to Sellers written confirmation that such employee has commenced employment with Buyer or its Affiliates.

    (f)        Period Following Employment Transfer for U.S. Transferring Employees.

    (1)        For a period of not less than twelve (12) months following the Closing, Buyer shall, and shall cause its Affiliates to (A) not change its Buyer U.S. Employee Plans in which U.S. Transferring Employees participate in a manner that would adversely affect the benefits to which such U.S. Transferring Employees are entitled to thereunder except for such change as is applied to employees of Buyer U.S. generally; and (B) maintain the annual base salary of each U.S. Transferring Employee unless Buyer or its Affiliates decides to reduce the base salary of its U.S. employees generally; provided, that no such reduction will exceed twenty (20) percent of such U.S. Transferring Employee’s annual base salary.

    (2)        For a period of not less than twelve (12) months following the Closing, Buyer shall provide notice of termination and severance pay to any U.S. Transferring Employee that is substantially similar to that which such employee would have received under NNI’s severance plan, as in effect on the Closing Date, following the crediting of such U.S. Transferring Employee with service as provided in Section I(f)(3).

    (3)        Buyer shall recognize the service date of each U.S. Transferring Employee, as set out in Schedule 5.12(a), for purposes of determining eligibility to participate in and to the extent applicable, vesting in and accruing benefits under the Buyer U.S. Employee Plans, and all other purposes, including with respect to the calculation of any compensation, benefit and/or long service award, and any severance, termination or retrenchment payment and membership, benefit accrual and entitlement to benefits under all of the Buyer U.S. Employee Plans which apply to the employees of Buyer or Buyer’s Affiliates employed in the United States.

    (4)        Under the vacation policy of Buyer, each U.S. Transferring Employee’s vacation accrual rate for a period of twelve (12) months after their Employment Transfer Date shall be the same as such U.S. Transferring Employee’s vacation accrual rate (i) as reflected in Schedule 5.12(a) under the vacation policy of Buyer following the crediting of such U.S. Transferring Employee with service as provided in Section I(f)(3). U.S. Transferring Employees whose annual vacation entitlement as set in Schedule 5.12(a) exceeds Buyer’s annual vacation entitlement after crediting service as provided in Section I(f)(3) will have their NNI vacation entitlement grandfathered for a period of twelve (12) months after their Employment Transfer Date, after which time Buyer’s vacation policy will apply in all respects.

II.     Employment Provisions for India Employees.

    (a)        India Employment Offers.

    (1)        Within one (1) Business Day after the later of (x) the approval of the U.S. Sale Order and (y) the approval of the Approval and Vesting Order, Buyer shall cause its designated Affiliate in India (“Buyer India”) to offer employment, commencing at the Closing Date, to each India Employee other than an India Leave Employee by means of a letter (each, an “India Employment Offer”). Except as expressly agreed otherwise by the parties, Buyer shall cause Buyer India to make each India Employment Offer to each India Employee on terms and conditions, with respect to basic salary,  total annual salary, allowances (including HRA, LTA, phone, professional development, medical, conveyance, mileage, special allowance), provident fund, gratuity, medical insurance, leave days, carry forward of leave days and sick days, annual incentive plan, public holidays, working hours, notice period, parental leave, group life insurance and personal accident insurance, not in any way less favourable than the terms and conditions on which such India Employee is employed by Nortel India immediately prior to the Closing Date and on such terms and conditions as shall fulfill the requirements of section 25FF of the Indian Industrial Disputes Act 1947 so as to prevent Sellers, Nortel India and all of Sellers’ other Affiliates from incurring any Liability for any additional notice and compensation (in accordance with Section 25F of the Indian Industrial Disputes Act 1947) to any India Employee who accepts an India Employment Offer; and

    (2)        To the extent that any Seller or an Affiliate of any Seller has previously performed a background investigation on an India Employee, as set forth on Schedule 5.12(a)(xv), Buyer shall not, and shall not permit Buyer India to, condition such India Employee’s India Employment Offer upon a background investigation. The India Employee Offer may state that Buyer and Buyer India have a drug testing program and that all employees are subject to such drug testing at the discretion of Buyer and/or Buyer India once employed by Buyer India. India Employees will not be required to serve a probationary period.

    (3)        Prior to the delivery of any India Employment Offer to any India Employee, Buyer shall cause Buyer India to submit to NNI for its review the individual India Employee data elements to be included in such India Employment Offer, as well as any additional information that Nortel reasonably requires to confirm that each such India Employment Offer complies with the terms of this Section II(a). Buyer shall cause Buyer India to deliver to India Employees such India Employment Offers accompanied by all necessary information that may be reasonably required or requested by an India Employee to allow such employee to understand such India Employment Offer. Buyer shall ensure that the India Employment Offers remain open without modification for at least seven (7) calendar days following such delivery date. Subject to the occurrence of the Closing and Section II(a)(2), Buyer shall cause Buyer India to employ India Employees accepting such India Employment Offers as of the Closing Date on the terms and conditions contemplated in this Section II. Sellers or Nortel India and Buyer and Buyer India shall work together in good faith to determine and coordinate the process of extending India Employment Offers and communicating with India Employees.

    (b)        India Transferring Employees. India Employees who accept an India Employment Offer and commence employment with Buyer India pursuant to this Agreement are collectively be referred to hereinafter as “India Transferring Employees”. Not later than three (3) Business Days after each India Transferring Employee commences employment with Buyer India, Buyer shall deliver or cause to be delivered to Sellers written confirmation that such employee has commenced employment with Buyer India.

    (c)        Period Following Employment Transfer Date. For a period of not less than twelve (12) months following the Closing Date, Buyer shall cause Buyer India to maintain compensation levels (including annual base salary together with additional amounts received for overtime eligibility and incentive compensation customarily received by such India Employee prior to his or her Employment Transfer Date), employee benefit plans and arrangements and other employment terms and conditions, with respect to basic salary,  total annual salary, allowances (including HRA, LTA, phone, professional development, medical, conveyance, mileage, special allowance), provident fund, gratuity, medical insurance, leave days, carry forward of leave days and sick days, annual incentive plan, public holidays, working hours, notice period, parental leave, group life insurance and personal accident insurance, with respect to each India Transferring Employee that are substantially similar, in the aggregate, to the compensation levels, employee benefit plans and arrangements and other employment terms and conditions which such India Transferring Employee enjoys in the employ of Nortel India immediately prior to the Employment Transfer Date and as required under the India Employment Offer as specified in Section II(a)(1). For the avoidance of doubt, nothing in the foregoing sentence will prevent Buyer or Buyer India from changing such employee benefit plans, in its sole discretion from time to time in the ordinary course of business, during such twelve (12) month period, provided that Buyer shall cause Buyer India to continue to provide India Transferring Employees with employee benefit plans and arrangements and other terms and conditions of employment that are substantially similar in the aggregate to the compensation levels, employee benefit plans and arrangements and other terms and conditions of employment required under the India Employment Offer as specified in Section II(a)(1).

    (d)        Vacation and Holidays.

    (1)        NNL shall cause Nortel India to pay to each India Transferring Employee the amount of compensation due to such employee with respect to accrued and unused vacation days due and owing to such India Transferring Employee as of his or her Employment Transfer Date by the date required under applicable Law. In any case, neither Buyer nor Buyer India shall bear any liability for accrued and unused vacation days due and owing to the India Transferring Employees as of their Employment Transfer Date. Buyer shall cause Buyer India to honor any vacation time off with respect to an India Transferring Employee approved by a manager of Nortel India prior to the Employment Transfer Date; provided, that such India Transferring Employee provides evidence of such approval.

    (2)        Buyer shall cause Buyer India to provide India Transferring Employees with an annual number of paid holidays that is equal to the annual number of paid holidays that Nortel India provided to the India Transferring Employees.

    (e)        Recognition of Service. Buyer shall cause Buyer India to recognize the service date of each India Transferring Employee on the basis that their service has been continuous with Buyer India and has not been interrupted by such transfer for all purposes, including the calculation of any compensation, benefit, gratuity award and any severance, termination or retrenchment payment and membership, benefit accrual and entitlement to benefits under all of the Buyer Employee Plans which apply to the employees of Buyer or Buyer’s Affiliates employed in India (collectively, “Buyer’s India Employee Plans”).

    (f)        Buyer’s India Employee Plans. Each India Transferring Employee (and their eligible dependents, as applicable) shall, as of his or her Employment Transfer Date, cease to accrue benefits under the Nortel Employee Plans applicable to India Employees (“Nortel’s India Employee Plans”). Buyer shall use its commercially reasonable efforts to cause each India Transferring Employee (and their eligible dependents, as applicable) to be immediately eligible to participate fully in and accrue benefits under Buyer’s India Employee Plans as of his or her Employment Transfer Date, and at a cost to such India Transferring Employee which is substantially similar in the aggregate to the cost to such India Transferring Employee under similar Nortel’s India Employee Plans immediately prior to his or her Employment Transfer Date, which cost amounts have been provided by NNI to Buyer. With respect to each India Transferring Employee (and their eligible dependents, as applicable), Buyer shall use its commercially reasonable efforts to cause such Buyer’s India Employee Plans to (i) waive any eligibility or waiting periods, evidence of insurability or pre-existing condition limitations with the exception of certain optional supplementary plans where special requirements may apply to all other similarly situated employees (e.g., group life insurance plans); and (ii) honor any deductible, co-payments, co-insurance or out-of-pocket expenses paid or incurred by such employees, including with respect to their eligible dependents, under comparable Nortel Employee Plans during the Buyer’s India Employee Plans plan year in which the Closing Date occurs, subject to such employee providing such information, explanation of benefits or documentation of expenses paid or incurred as Buyer may reasonably require.

    (g)        Location. Buyer shall ensure that Buyer India does not assign such India Transferring Employee to a work location more than twenty-five (25) miles from such India Transferring Employee’s pre-Closing Date work location as set forth on Schedule 5.12(a) during the twelve (12) month period after the Closing Date without such employee’s voluntary consent.

    (h)        Gratuity Payments. Buyer shall be liable for and shall cause Buyer India to pay to the India Transferring Employees any gratuity payment (a “Gratuity Payment”) to which they are entitled in accordance with applicable Law with respect to terminations of employment subsequent to the Closing Date, which at a minimum shall be the India Employee Gratuity Accrual for such India Transferring Employee, as of his or her Employment Transfer Date, and pursuant to Section II(e) shall recognise the service of such employee with Nortel or Nortel India in the calculation of such Gratuity Payment.

    (i)        India Employment Offer. Without prejudice to the foregoing, Buyer shall ensure that the India Employment Offers shall contain such terms as is reasonably necessary to enable the India Employees to understand that the obligations set out in the Industrial Disputes Act 1947, including without limitation the obligations set forth in Section 25FF are satisfied in accordance with Section II(a)(1).

    (j)        Additional Terms of the India Employment Offers. Subject to and without limiting the generality of its obligations in this Section II, each India Employment Offer shall be based on the following terms:

    (1)        The job position shall be the same or substantially similar position as that in which such India Employee is employed by Seller or Nortel India immediately prior to his or her Employment Transfer Date as set out in as set out in Schedule 5.12(a);

    (2)        The base salary, flexible components of salary and the cost of contributions in respect of gratuity and to the Provident Fund in respect of each India Employee shall in the aggregate be no less favorable than the sums set out in Schedule 5.12(a);

    (3)        Eligibility for total target cash compensation including salary, allowances, Gratuity, Provident Fund and bonuses in respect of each India Employee shall be no less favorable in the aggregate to that which is set out with respect to such India Employee in Schedule 5.12(a); and

    (4)        Buyer or Buyer India shall provide such other terms and conditions of employment (e.g., gap payments) as are required for Buyer or Buyer India to satisfy its covenant to offer to each India Employee employment on terms and conditions that are no less favorable compared to the terms and conditions on which such India Employee is employed by Nortel India immediately prior to the applicable Employment Transfer Date.

    (k)        India Leave Employees. If an India Employee is on a Nortel India-approved leave of absence which is required by applicable Law when India Employment Offers are distributed to India Employees pursuant to Section II(a) (each, a “India Leave Employee”), Buyer shall cause Buyer India to deliver an Employment Offer to such India Leave Employee and employ such India Leave Employee within ten (10) Business Days after receiving written notice from Seller or its Affiliates of such person’s release to return to work, provided that such release to return to work occurs prior to the end of the twelve (12) month period following the Closing Date or such longer period as required by applicable Law. The parties and their respective Affiliates shall reasonably cooperate regarding returns to work from leave in respect of such India Leave Employees.

III.     Employment Provisions for Japan.

    (a)        Japan Employment Offers.

    (1)        Within one (1) Business Day after the later of (x) the approval of the U.S. Sale Order and (y) the approval of the Approval and Vesting Order,Buyer shall cause its designated Affiliate in Japan (“Buyer Japan”) to offer employment, commencing on the first Business Day following the Closing Date, to each Japan Employee other than a Japan Leave Employee, by means of a letter (each, a “Japan Employment Offer”). Buyer shall ensure that each Japan Employment Offer is on terms and conditions which in the aggregate are no less favorable to the applicable Japan Employee than those under which such Japan Employee is employed by Sellers’ applicable Affiliate in Japan (“Nortel Japan”) immediately prior to the Closing Date. The Japan Employment Offer also shall include a policy statement of Buyer and Buyer Japan regarding non-competition.

    (2)        To the extent that any Seller or any Affiliate of any Seller has previously performed a background investigation on a Japan Employee, as set forth on Schedule 5.12(a)(xv), Buyer shall not, and shall not permit Buyer Japan to, condition such Japan Employee’s Japan Employment Offer upon a background investigation. The Japan Employee Offer may state that Buyer and Buyer Japan have a drug testing program and that all employees are subject to such drug testing at the discretion of Buyer and/or Buyer Japan once employed by Buyer Japan. Japan Employees will not be required to serve a probationary period.

    (3)        Prior to the delivery of any Japan Employment Offer to any Japan Employee, Buyer shall cause Buyer Japan to submit to Sellers for their review the individual Japan Employee data elements to be included in such Japan Employment Offer, as well as any additional information that Sellers reasonably require to confirm that each such Japan Employment Offer complies with the terms of this Section III. Buyer shall cause Buyer Japan to deliver to the Japan Employees such Japan Employment Offers accompanied by all necessary information that may be reasonably required or requested by a Japan Employee to allow such employee to understand such Japan Employment Offer. Buyer shall ensure that the Japan Employment Offers shall remain open without modification for at least seven (7) calendar days following such delivery date. Subject to the occurrence of the Closing and Section III(a)(2), Buyer shall cause Buyer Japan to employ Japan Employees accepting such Japan Employment Offers as of the Closing Date on the terms and conditions contemplated in this Section III. Sellers or Nortel Japan and Buyer and Buyer Japan shall work together in good faith to determine and coordinate the process of extending Japan Employment Offers and communicating with Japan Employees.

    (b)        Japan Transferring Employees. Japan Employees who accept a Japan Employment Offer and commence employment with Buyer Japan pursuant to this Agreement shall collectively be referred to hereinafter as “Japan Transferring Employees”. Not later than three (3) Business Days after each Japan Transferring Employee commences employment with Buyer Japan, Buyer shall deliver or cause to be delivered to Sellers written confirmation that such employee has commenced employment with Buyer Japan.

    (c)        Period Following Employment Transfer. For a period of not less than twelve (12) months following the Closing Date, Buyer shall cause Buyer Japan to maintain compensation levels (including annual base salary together with additional amounts received for overtime eligibility and incentive compensation customarily received by such Japan Transferring Employee prior to his or her Employment Transfer Date), employee benefit plans and arrangements and other employment terms and conditions with respect to each Japan Transferring Employee that are substantially similar, in the aggregate, to the compensation levels, employee benefit plans and arrangements and other employment terms and conditions which such Japan Transferring Employee enjoys in the employ of Nortel Japan immediately prior to his or her Employment Transfer Date and as required under the Japan Employment Offer as specified in Section III(a)(1). For the avoidance of doubt, nothing in the foregoing sentence will prevent Buyer or Buyer Japan from changing such employee benefit plans, in its sole discretion from time to time in the ordinary course of business, during such twelve (12) month period provided that Buyer shall, and shall cause Buyer Japan to, continue to provide the Japan Transferring Employees employee benefit plans and arrangements and other terms and conditions of employment that are substantially similar in the aggregate to the compensation levels, employee benefit plans and arrangements and other terms and conditions of employment required under the Japan Employment Offer, as specified in Section III(a)(1).

    (d)        Vacation, Leave and Holidays.

    (1)        NNL shall cause Nortel Japan to pay to each Japan Transferring Employee the amount of compensation due to such employee with respect to the accrued and unused vacation days due and owing to such Japan Transferring Employee as of his or her Employment Transfer Date by the date required under applicable Law. In any case, neither Buyer nor Buyer Japan shall bear any liability for accrued and unused vacation days due and owing to the Japan Transferring Employees as of their Employment Transfer Date. Buyer shall cause Buyer Japan to honor any vacation time off with respect to a Japan Transferring Employee approved by a manager of Nortel Japan prior to the Employment Transfer Date; provided that such Japan Transferring Employee provides evidence of such approval.

    (2)        Buyer shall cause Buyer Japan to provide Japan Transferring Employees with an annual number of paid holidays that is equal to the annual number of paid holidays that Nortel Japan provides to the Japan Transferring Employees.

    (e)        Buyer’s Japan Employee Plans. Buyer shall use commercially reasonable efforts to cause each Japan Transferring Employee (and their eligible dependents, as applicable) to be immediately eligible to participate fully in and accrue benefits under Buyer Employee Plans applicable to the employees of Buyer Japan (“Buyer’s Japan Employee Plans”) as of the applicable Employment Transfer Date.

    (f)        Location. Buyer shall ensure that Buyer Japan does not assign any Japan Transferring Employee to a work location more than twenty-five (25) miles from such Japan Transferring Employee’s pre-Closing Date work location as set forth in Schedule 5.12(a) during the twelve (12) month period after the Closing Date without such employee’s voluntary consent.

    (g)        Additional Terms of the Japan Employment Offers. Subject to and without limiting the generality of its obligations in this Section III, each Japan Employment Offer shall be based on the following terms and conditions:

    (1)        The job position shall be the same or substantially similar position as that in which such Japan Employee is employed by Nortel Japan immediately prior to his or her Employment Transfer Date, as set out in Schedule 5.12(a);

    (2)        The base salary, cashable allowances including commuter allowances, pension and termination entitlements, total and permanent disability insurance, annual leave benefits and sick leave benefits, notice in respect of each Japan Employee shall in the aggregate be no less favorable than the sums set out in Schedule 5.12(a);

    (3)        Eligibility for bonuses including sales incentive plans in respect of each Japan Employee shall be no less favorable in the aggregate to that which is set out with respect to such Japan Employee in Schedule 5.12(a);

    (4)        Buyer or Buyer Japan shall provide such other terms and conditions of employment (e.g., gap payments) as are required for Buyer or Buyer Japan to satisfy its covenant to offer to each Japan Employee employment on terms and conditions that are no less favorable compared to the terms and conditions on which such Japan Employee is employed by Nortel Japan immediately prior to the applicable Employment Transfer Date; and

    (5)        NNL shall cause Nortel Japan to pay the amount of resignation/ termination benefits, including retirement allowances, due and owing to the Japan Transferring Employees upon their resignation from Nortel Japan which will occur as of his or her Employment Transfer Date. In any case, neither Buyer nor Buyer Japan shall bear any liability for accrued retirement allowances or resignation amounts due and owing to the Japan Transferring Employees as of their Employment Transfer Date.

    (h)        Japan Leave Employees. If a Japan Employee is on a Nortel Japan-approved leave of absence which is required by applicable Law when Employment Offers are distributed to Japan Employees pursuant to Section III(a) (each, a “Japan Leave Employee”), Buyer shall deliver a Japan Employment Offer to such Japan Leave Employee and employ such Japan Leave Employee within ten (10) Business Days after receiving written notice from Seller or its Affiliates of such person’s release to return to work, provided that such release to return to work occurs prior to the end of the twelve (12) month period following the Closing Date or such longer period as required by applicable Law. Sellers and Buyer and their respective Affiliates shall reasonably cooperate regarding returns to work from leave in respect of such Japan Leave Employees.

IV.     Additional Employees.

    (a)        If Buyer and Sellers agree that any employee of Sellers or their Affiliates not listed on Schedule 5.12(a) whose work location is in India, Japan or the United States is to be offered employment by Buyer or an Affiliate of Buyer, such employee shall constitute an India Transferring Employee, Japan Transferring Employee or U.S. Transferring Employee, as applicable, and the provisions set forth in Section I, II or III of this Exhibit O, as applicable, shall apply to such employee.

    (b)        If Buyer and Sellers agree that any employee of Sellers or their Affiliates listed on Schedule 5.12(a) with a work location other than in India, Japan or the United States is to be offered employment by Buyer or an Affiliate of Buyer, such employee shall receive an offer of employment on terms and conditions as agreed to by Buyer and Sellers and as shall fulfill the requirements of all applicable Laws and customary employment practices in such jurisdiction.

V.     No Additional Rights.

    (a)        No Third Party Beneficiaries. Nothing in this Exhibit O, expressed or implied, shall confer upon any current or former director, officer, employee, independent contractor, agent, or other service provider to any Seller or its Affiliates (including the Transferring Employees and other personnel of the Business) any rights or remedies (including any right to employment or continued employment for any specified period) of any nature or kind whatsoever, under or by reason of this Exhibit O. It is expressly agreed that the provisions of this Exhibit O are not intended to be for the benefit of or otherwise be enforceable by, any third party, including any Transferring Employees or other personnel of the Business.

    (b)        No Guarantee of Employment. Nothing in this Exhibit O, expressed or implied, shall confer upon any current or former director, officer, employee, independent contractor, agent, or other service provider to any Seller or its Affiliates (including the Transferring Employees and other personnel of the Business) any rights to continued employment with Buyer or Buyer U.S. or any Affiliate of Buyer or Buyer U.S., or in any way restrict the right of Buyer, Buyer U.S. or any Affiliate of Buyer or Buyer U.S. to terminate the employment of any such individual. For the sake of clarity, nothing in this Exhibit O shall constitute a waiver of any rights that a Business Employee may have pursuant to applicable Law.

EXHIBIT P

NNUK AND EMEA SELLER PROVISIONS

Capitalized terms used but not defined in this Exhibit P shall have the meanings ascribed thereto in the Agreement.

    1.        Sale and Transfer of Assets. Upon the terms and subject to the conditions set forth in this Exhibit P, at the Closing, each EMEA Seller shall sell, transfer, assign, convey and deliver to Buyer (or Affiliates of Buyer), and Buyer (or Affiliates of Buyer) shall purchase, acquire and accept from the applicable EMEA Seller on an “as-is” basis, whatever right, title and interest that such EMEA Seller may have (if any) to the following properties, rights and assets (but in all cases excluding the Excluded Assets), as and to the extent existing on the Closing Date (the “EMEA Acquired Assets”):

(a) the Tangible Property set forth on Schedule P(1)(a) that is owned by such EMEA Seller (collectively, “EMEA Tangible Property”);

    (b)        all Specified Inventory (whether located at a business facility, in the possession of any contract manufacturer, or at any other location in the supply chain of such EMEA Seller or its Affiliates) owned by the EMEA Seller and exclusively relating to the Business (collectively, “EMEA Inventory”);

    (c)        subject to Section 5, (i) the Contracts set forth on Schedule P(1)(c) to which such EMEA Seller is a party (which relate exclusively to the Business), (ii) any New Exclusive Service Contracts (including any renewals of existing Exclusive Service Contracts) to which such EMEA Seller is a party and (iii) any other Contract to which such EMEA Seller is a party, the entry into of which Buyer consents to in accordance with Section 7.7 of the Agreement (which additional Contracts shall be set forth on the updated Schedule P(1)(c) delivered at Closing) (collectively, “EMEA Business Contracts”);

    (d)        to the extent capable of transfer lawfully without consent or to the extent all required consents to transfer lawfully have been obtained, (i) the Intellectual Property Assets, to the extent owned by such EMEA Seller, set forth on Schedule 2.1(d) to the Agreement and (ii) to the extent not covered by Section 1(d)(i), the Intellectual Property Assets (if any) owned by such EMEA Seller that are (x) used in Products as of the Closing Date and (y) have never been used in any other commercial products of any EMEA Seller, any other Seller and/or its Affiliates, in each case including all Intellectual Property Rights therein and the goodwill associated therewith and all rights to sue for past, present or future infringement and to collect and retain all damages and profits relating to the foregoing (collectively, the “EMEA Business Intellectual Property”; for the sake of clarity, no Prior Existing IP shall be deemed to be EMEA Business Intellectual Property); provided, that in the case of Intellectual Property Assets and Intellectual Property Rights that constitute patents, patent applications, domain names and websites, inventions and/or invention disclosures, only those patents, patent applications, domain names and websites, inventions and invention disclosures specifically listed on Schedule 2.1(d) shall constitute EMEA Business Intellectual Property and (to the extent the EMEA Sellers have title, if any) be assigned;

    (e)        to the extent capable of transfer lawfully without consent or to the extent all required consents to transfer lawfully have been obtained, the Prior Existing IP (if any), to the extent owned by such EMEA Seller, together with all Intellectual Property Rights therein and the goodwill associated therewith and all rights to sue for past, present or future infringement and to collect and retain all damages and profits relating to the foregoing (collectively, “EMEA Prior IP”); provided, that none of this Section 1(e), the assignment of the EMEA Prior IP to Buyer or anything else in the Agreement, including this Exhibit P, shall obligate any EMEA Seller or its representatives to (x) create, recreate, improve, prepare, develop or acquire any Intellectual Property Assets or Intellectual Property Rights that would otherwise be, or (y) document, create any physical or electronic embodiment not then existing of, or otherwise put into tangible form, any EMEA Prior IP, other than making copies of existing documents or files for delivery to Buyer.

    (f)        without prejudice to (x) Sections 1(d) or 1(e) (with respect to the right to sue for past, present or future infringement, and to collect and retain all damages and profits relating to the EMEA Business Intellectual Property or the EMEA Prior IP in respect of such infringement) and (y) Section 1(i), all claims, demands, deposits, causes of action, choses in action, rights of recovery, rights of set-off and rights of recoupment, in each case owned by such EMEA Seller and in each case relating exclusively to the operation of the Business after the Closing by Buyer (other than those related to Excluded Assets);

    (g)        to the extent capable of transfer lawfully without consent or to the extent all required consents to transfer lawfully have been obtained, all refunds and rebates, the rights to which are currently held by such EMEA Seller, relating exclusively to the operation of the Business after the Closing by Buyer;

    (h)        all sales literature, promotional literature and any other sales, advertising, marketing or promotional materials of such EMEA Seller that relate exclusively to the Products (to the extent such Products are transferred);

    (i)        subject to Section 5, all rights under EMEA Business Contracts to the extent that such rights relate to non-competition, confidentiality or non-solicitation obligations, whether relating to periods prior to or following the Closing;

    (j)        to the extent capable of transfer lawfully without consent or to the extent all required consents to transfer lawfully have been obtained, all rights of such EMEA Seller under or pursuant to all warranties, representations and guarantees made by suppliers, manufacturers and contractors relating directly to (i) EMEA Business Inventory, (ii) Product returns purchased by Buyer after Closing pursuant to Section 9.10 of the Agreement, (iii) the EMEA Business Tangible Property or (iv) products sold by such EMEA Seller in respect of which Buyer is obligated to fulfill warranty obligations pursuant to the Master Purchase Agreement; and

    (k)        subject to Section 6, copies of all general and financial records, ledgers, sales invoices, files, books and documents, correspondence and other files and records, including customer lists and sales records, of such EMEA Seller pertaining exclusively to the Products or the assets and rights transferred to Buyer (to the extent those Products or assets and rights are transferred) pursuant to the above paragraphs (a) through (k) of this Section 1 (the “EMEA Business Records”).

Notwithstanding the foregoing, the EMEA Sellers may retain and use in appropriate circumstances originals or copies of any Contracts, documents, books and records: (i) that relate, in whole or in part, to assets other than the Acquired Assets or the EMEA Acquired Assets and/or activities of the EMEA Sellers or any of their Affiliates other than the Business, (ii) that are required to be retained pursuant to any legal requirement or are reasonably necessary, for financial reporting purposes or for Tax purposes or (iii) that otherwise are used in connection with the EMEA Excluded Liabilities.

    2.        Excluded Assets.

    (a)        Notwithstanding anything to the contrary contained in Section 1 or elsewhere in this Exhibit P or the Agreement, all properties, rights and assets of each EMEA Seller not expressly described in Section 1 (collectively, the “EMEA Excluded Assets”) are not part of the sale and purchase contemplated hereunder, are excluded from the EMEA Acquired Assets and shall remain the property of each EMEA Seller after the Closing. Without limiting the foregoing, the EMEA Excluded Assets include the assets, properties, contracts and rights described in Section 2.2 of the Agreement, mutatis mutandis.

    (b)        The Joint Administrators shall have the option at any time (but in no event within five (5) Business Days of the Closing Date (and the Main Sellers shall give the Joint Administrators at least 10 days’ prior notice in writing of their expected Closing Date)) between signing of the Agreement and Closing to remove all or any portion of the EMEA Tangible Property and/or EMEA Inventory from the category of EMEA Acquired Assets (so that such assets shall be treated as EMEA Excluded Assets) by written notice to the Buyer identifying which EMEA Tangible Property and/or EMEA Inventory is to be excluded, and the effect of such notice shall be that the Joint Administrators:

(i) shall not have any obligation to sell the EMEA Tangible Property and/or EMEA Inventory set out in such notice; and

    (ii)        Sections 1(a), 1(b), 1(g), 1(h) and 1(j) of this Exhibit P shall be deemed not to apply in respect of the EMEA Tangible Property and/or EMEA Inventory notified to the Buyer as having been excluded.

    3.        Assumed Liabilities. Subject to the terms and conditions set forth in this Agreement, at the Closing, Buyer shall assume (for the benefit of the relevant EMEA Seller and, for the benefit of the Joint Administrators) and thereafter pay, perform and discharge when due, the following Liabilities (the “EMEA Assumed Liabilities”):

    (a)        all Liabilities under or arising from any EMEA Business Contract, other than any Liability arising under any EMEA Business Contract as a result of a breach, default or wrongful failure on the part of any EMEA Seller or its Affiliates to perform any covenant or obligation under such EMEA Business Contract required to be performed by it prior to the Closing;

    (b)        all Liabilities for or in respect of Taxes (other than Income Taxes) (i) that are the responsibility of Buyer pursuant to Section 9.1 of the Agreement or (ii) in connection with the operation of the Business or in respect of the EMEA Acquired Assets with respect to periods (or portions thereof) beginning on or after the Effective Time;

    (c)        all Liabilities with respect to defective Product claims and product liability claims and causes of action arising with respect to (i) products shipped or sold by or on behalf of Buyer or its Affiliates from or after the Closing and (ii) Product returns purchased by Buyer pursuant to Section 9.10 of the Agreement (but only to the extent of Buyer’s obligation to purchase such Product returns pursuant to Section 9.10 of the Agreement); and

    (d)        all Liabilities relating to Buyer’s and its Affiliates’ ownership or use of the EMEA Acquired Assets, or the conduct or operation of the Business, or the activities of Buyer and its Affiliates in connection with the EMEA Acquired Assets or the Business after the Closing.

    4.        Liabilities Not Assumed. Notwithstanding anything contained in this Exhibit P or elsewhere in the Agreement to the contrary, Buyer does not assume or agree or undertake to pay, satisfy, discharge or perform in respect of, and will not be deemed by virtue of the execution and delivery of the Agreement or any Transaction Documents or other document delivered at the Closing pursuant to the Agreement, or as a result of the consummation of the Transactions, to have assumed, or to have agreed to pay, satisfy, discharge or perform in respect of, any Liabilities of any EMEA Seller in any way relating to the Business other than those Assumed Liabilities described in Section 3, including the following (collectively, the “EMEA Excluded Liabilities”):

    (a)        except as set forth in Section 3(b), all Liabilities of any EMEA Seller or its Affiliates for Taxes but including (i) Taxes that are the responsibility of the relevant EMEA Seller pursuant to Section 9.1 of the Agreement and (ii) all Taxes arising out of the operations of the Business (including ownership of the EMEA Acquired Assets) with respect to transactions occurring prior to or periods (or portions thereof) ending prior to the Effective Time;

(b) all Liabilities of any EMEA Seller under this Agreement or any other Transaction Document to which it is party;

    (c)        all Liabilities for legal, accounting and audit fees and any other expenses incurred by any EMEA Seller in connection with this Agreement, any other Transaction Document or consummation of the Transactions, including any fees, expenses or other payments incurred or owed by any EMEA Seller to any agent, broker, investment banker or other firm or Person retained or employed by any EMEA Seller in connection with the Transactions;

(d) all Liabilities of any EMEA Seller, to the extent relating to the EMEA Excluded Assets;

    (e)        except as provided in Section 3(c) and/or as specified in the Master Purchase Agreement, all Liabilities with respect to defective product claims and product liability claims and causes of action arising with respect to Products shipped by any EMEA Seller prior to Closing;

    (f)        all Liabilities of any EMEA Seller under or arising from the VSS Products prior to the Closing Date, including claims relating to warranty obligations or other Liabilities under or arising from Contracts to which any EMEA Seller is a party that have been entered into prior to the Closing Date with respect to VSS Products; provided, that Buyer and the other Buyer Entities shall be responsible for all Liabilities with respect to any implementation of the features or functionality of the VSS Products in whatsoever manner implemented by Buyer or its Affiliates, in accordance with Section 3(d), from and after the Closing;

    (g)        all Liabilities relating to any EMEA Seller’s ownership or use of any EMEA Acquired Assets, or the conduct or operation of the Business, or the activities of any EMEA Seller in connection with the EMEA Acquired Assets or the Business prior to the Closing, to the extent not an Assumed Liability; and

(h) all Liabilities relating to any other assets, operations, products, businesses or activities of any EMEA Seller that are not part of the Business.

    5.        EMEA Business Contracts.

    (a)        Nonassignable Contracts. In the event any EMEA Business Contract cannot be assigned (whether pursuant to any applicable Law or the terms of such EMEA Business Contract), then as of the Closing, this Agreement, to the extent permitted by Law and the terms of such EMEA Business Contract, shall constitute a full and equitable assignment by the applicable EMEA Seller to Buyer of all of the applicable EMEA Seller’s right, title and interest in and to, and all of the applicable EMEA Seller’s Liabilities under, such EMEA Business Contract, and Buyer shall be deemed the applicable EMEA Seller’s agent for purpose of completing, fulfilling and discharging all of the applicable EMEA Seller’s Liabilities thereunder. The parties shall, in the case of Buyer take all necessary steps and actions and in the case of the EMEA Sellers, take all such steps as are reasonable to provide Buyer with the benefits of such EMEA Business Contract, and to relieve the applicable EMEA Seller of the performance and other obligations thereunder, including entry into subcontracts for the performance thereof provided that:

(i) nothing in this Agreement shall operate to assign any EMEA Business Contract to the extent that to do so would result in a breach of the terms of that contract;

(ii) all (but not some only) of the Liabilities arising under the relevant EMEA Business Contract are assigned;

(iii) the performance of any actions pursuant to this Section 5 itself will not force the Joint Administrators to stay in office longer than they would have otherwise;

    (iv)        any cost of actions carried out pursuant to this Section 5 are at the EMEA Seller’s expense if the EMEA Seller in its sole discretion considers such expense reasonable but not otherwise, in which case such costs shall be at the expense of the Buyer; and

    (v)        any documents that the EMEA Sellers and/or the Joint Administrators are required to enter into in order to give effect to this Section 5 contain such exclusions of liability of the Joint Administrators necessary as to be consistent with this Exhibit P;

    6.        EMEA Business Records. Sections 9.2 and 9.4 (a) and (b) of the Agreement apply equally for the benefit of the Joint Administrators and it is agreed that (x) such rights extend for the benefit of any subsequently appointed liquidator of the EMEA Sellers and (y) in addition to the matters listed in Section 9.4(a)(i) and 9.4(a)(ii) of the Agreement, Section 9.4(a) of the Agreement shall apply where the EMEA Sellers, the Joint Administrators or any liquidator require access for purpose of facilitating the administration, winding up or liquidation of any of the EMEA Sellers.

    7.        Acknowledgement Regarding Exploitation Rights. Each EMEA Seller hereby acknowledges and irrevocably agrees (a) that any and all of their rights to the Business Intellectual Property, EMEA Business Intellectual Property, Prior Existing IP and EMEA Prior IP (including pursuant to any agreement among Sellers and their Affiliates) shall terminate effective as of the Closing Date, except to the extent set forth in the IP License Agreement and (b) to the entry into and the licensure of the Licensed IP to Buyer pursuant to the IP License Agreement.

    8.        No Separate Consideration; Allocations. There shall be no separate consideration for the EMEA Acquired Assets other than the payment of the Purchase Price set forth in Section 3.1 of the Agreement. Sections 3.2 and 3.3 of the Agreement shall apply to the sale of the EMEA Acquired Assets, the EMEA Sellers and Buyer, mutatis mutandis, together with the other Sellers and the other Transferring Parties.

    9.        Further Assurances: Section 2.5 of the Agreement shall apply to the EMEA Sellers and Buyer, mutatis mutandis, except that:

(a) the EMEA Sellers shall only be required to take such action as are reasonable and shall not be required to cause any other entity (including any Transferring Party) to take any actions;

(b) the performance of any actions pursuant to Section 2.5 of the Agreement itself will not force the Joint Administrators to stay in office longer than they would have otherwise;

    (c)        any cost of actions carried out pursuant to Section 2.5 of the Agreement is at the EMEA Seller’s expense if the EMEA Seller in its sole discretion considers such expense reasonable but not otherwise in which case such costs shall be at the expense of the Buyer,

    (d)        any documents to be entered into by the EMEA Sellers and/or the Joint Administrators pursuant to this Section 9 must contain such exclusions of liability of the Joint Administrators necessary as to be consistent with this Exhibit P.

    10.        Delivery of the EMEA Acquired Assets; Passing of Title and Risk. Section 4.4 (a) and (c) of the Agreement shall apply to the EMEA Acquired Assets, the EMEA Seller and the Buyer, mutatis mutandis.

    11.        No Encumbrances. Each EMEA Seller represents and warrants that since the Petition Date the Joint Administrators have not themselves created any encumbrance in relation to or over any of the EMEA Acquired Assets and that so far as the Joint Administrators themselves are aware, the Joint Administrators have not received any notice that there exists any encumbrance in relation to or over any of the EMEA Acquired Assets.

    12.        No Other Representations. Save as set forth in Section 11, all representations, warranties and conditions express or implied and whether statutory or otherwise are expressly excluded (including, without limitation, representations and warranties relating to rights to dispose of any of the EMEA Acquired Assets, freedom from encumbrances, quiet possession, merchantable or satisfactory quality, fitness for purpose, description and whether the EMEA Acquired Assets or any of them whether on their own or together with the Acquired Assets are sufficient to conduct the Business) in relation to the sale of the EMEA Acquired Assets. The Buyer acknowledges that it has received its own professional advice and has formed its own opinion as to (x) the quality, state and condition of the EMEA Acquired Assets and (y) the possibility that the Buyer may not acquire title (legal and/or beneficial) to all or any of the EMEA Acquired Assets and agrees that the terms and conditions of this Exhibit P and the exclusions which it contains are fair and reasonable in the context of a sale by companies in administration.

    13.        Pre-Closing Covenants.

    (a)        Sections 7.4, 7.6, 7.7, 7.8 and 7.10 of the Agreement shall apply to the EMEA Acquired Assets, the EMEA Sellers and Buyer, mutatis mutandis except that, in the case of Section 7.4 of the Agreement, the references to Monitor shall be a reference to the Joint Administrators;

    (b)        From the date hereof through the Closing Date, except as may be required in connection with or as a result of the Bankruptcy Proceedings and except to the extent inconsistent with the duties of the Joint Administrators and the objectives of the administration of the EMEA Sellers, the EMEA Sellers will use commercially reasonable efforts to:

(i) operate the Business only in the ordinary course of business consistent with past practice.

(ii) not dispose of the EMEA Acquired Assets and the business organization of the Business;

(iii) cause all transactions between Sellers and third parties relating to the Business to take place on arm’s length terms; and

(iv) comply, in all material respects, with all Laws and Orders applicable to the Business.

    (c)        Without limiting the generality of the foregoing and subject to the same provisos as stated in Section 13(b), from the date hereof through the Closing Date the EMEA Sellers shall not without the prior written consent of Buyer (other than with respect to Section 13(b)(v), for which Buyer shall have no right of prior written consent):

(i) sell, lease or transfer any assets or rights which would be included in the Acquired Assets or the Licensed IP, unless in the ordinary course of business consistent with past practice;

    (ii)        purchase additional Inventory exclusively relating to the Business unless contractually obligated to do so or to replenish a specific type of Inventory exclusively relating to the Business for which it is necessary to fill orders or otherwise in the ordinary course of business consistent with past practice;

(iii) amend, modify or terminate any EMEA Business Contract, except in the ordinary course of business consistent with past practice;

    (iv)        sell, assign, transfer, abandon or fail to maintain, (A) except in the ordinary course of business consistent with past practice, license or sublicense, or (B) except in the ordinary course of business consistent with past practice, enter into, amend or terminate any Contract with respect to, any EMEA Business Intellectual Property; or

(v) modify any pricing or discount terms with respect to the Products or services of the Business other than in the ordinary course of business consistent with past practice.

    14.        No Separate Closing or Closing Conditions; Termination. The closing of the sale of the EMEA Acquired Assets shall occur simultaneous with the Closing. There shall be no conditions applicable to the closing of the sale of the EMEA Acquired Assets in addition those conditions to the Closing set forth in Article VIII of the Agreement. This Exhibit P shall automatically terminate in the event that the Agreement terminates, without further action or documentation needed on the part of any party.

    15.        Post-Closing Covenants. Sections 9.1, 9.2, 9.5, 9.8, 9.10, 9.11, 9.13, and 9.20 of the Agreement shall apply to the EMEA Acquired Assets, the EMEA Sellers and Buyer, mutatis mutandis, except that:

    (a)        in relation to Section 9.1 of the Agreement, the liability of each EMEA Seller (if any) shall be limited to the appropriate proportion of Transfer Taxes (as calculated under Section 9.1 of the Agreement) incurred in connection with the purchase and sale of the EMEA Acquired Assets sold by that EMEA Seller;

    (b)        in relation to Section 9.11 of the Agreement, the EMEA Sellers only obligations shall be (x) to redirect or forward relevant communications that are received by the Joint Administrators and (y) to instruct their employees to redirect or forward any relevant communications that are received by them;

    (c)        in relation to Section 9.13 of the Agreement, the EMEA Sellers shall only be required to provide such co-operation and assistance to the extent that (x) they actually hold sufficient relevant information to allow them to do so and (y) it is reasonable for the Buyer to consider that their co-operation and assistance is required; and

(d) in relation to Sections 9.1(a)(i) and 9.1(a)(ii) of the Agreement, references to “NNI” shall be taken instead to be references to the relevant EMEA Seller.

    16.        Break-Up Fee and Expense Reimbursement. The EMEA Sellers shall be responsible for their portion of any Break-Up Fee or Expense Reimbursement payable in accordance with Section 10.2 of the Agreement.

    17.        Confidentiality.

    (a)        Each EMEA Seller shall keep confidential in accordance with such EMEA Seller’s standards for protecting its own confidential information, and shall not use or disclose to any other Person (other than its Affiliates and its and their officers, directors, employees, agents and representatives), any Business Confidential Information, except as permitted by this Agreement. Each EMEA Seller shall only disclose Business Confidential Information to (x) its or its Affiliates’ officers, directors, employees, agents, auditors, lenders, consultants and other representatives who are legally bound by a confidentiality obligation to a Seller or its Affiliates no less protective of the Business Confidential Information than that contained in this Section 17(a) and who have a bona fide need to access the Business Confidential Information consistent with Sellers’ rights under this Agreement; and (y) the Joint Administrators who shall keep such Business Confidential Information confidential.

    (b)        Each EMEA Seller shall keep confidential in accordance with such EMEA Seller’s standards for protecting its own confidential information, any Non-Exclusive Confidential Information; provided, that nothing in this Agreement shall prevent or limit in any way whatsoever the right of an EMEA Seller or its Affiliates to utilize or disclose the Non-Exclusive Confidential Information, without need to obtain consent therefor from Buyer, or otherwise impose obligations on such EMEA Seller or its Affiliates in respect of Non-Exclusive Confidential Information other than what such EMEA Seller or its Affiliates would otherwise undertake for Seller Confidential Information.

    (c)        Buyer shall, and shall cause its Affiliates to, keep confidential in accordance with Buyer’s standards for protecting its own confidential information, and shall not use or disclose to any other Person (other than its Affiliates and its and their officers, directors, employees, agents and representatives), any Seller Confidential Information, except as permitted by this Agreement. Buyer shall only disclose Seller Confidential Information to its or its Affiliates’ officers, directors, employees, agents, auditors, lenders, consultants and other representatives who are legally bound by a confidentiality obligation to Buyer or its Affiliates no less protective of the Seller Confidential Information than that contained in this Section 17 and who have a bona fide need to access the Seller Confidential Information consistent with Buyer’s rights under this Agreement.

(d) Notwithstanding anything to the contrary in this Section, any party may disclose Confidential Information:

(i) if and to the extent such Confidential Information is required by subpoena or Order to be disclosed;

(ii) to a Governmental or Regulatory Body;

(iii) pursuant to any Bankruptcy Proceeding;

(iv) to the extent such disclosure is otherwise required by applicable Law or requirement of any stock exchange on which the shares or stock of the Person in question are listed;

(v) in connection with a party’s exercise and enforcement of any rights or remedies provided under this Agreement; or

(vi) to the extent such disclosure is required for financial or tax reporting purposes of the applicable party or its Affiliates.

    (e)        If any Person is requested or required (by subpoena, court order or similar process) to disclose any Confidential Information as provided in Section 17(d)(i), the Person from which the disclosure is sought shall (i) provide the applicable party with prompt written notice of such request or requirement and (ii) make reasonable efforts to cooperate with the applicable party so that such party may seek a protective order or other appropriate remedy or protection. If such protective order or other remedy or protection is not obtained, or the applicable party waives compliance with the provisions of this Agreement, the Person from which the disclosure is sought shall use reasonable efforts to disclose only that portion of the Confidential Information that is legally requested or required to be disclosed.

    (f)        The Joint Administrators shall be at liberty to disclose the terms of this Agreement to any court or to any liquidator and to any of their officers and representatives and show appropriate figures in their administration records, accounts and returns.

    (g)        Nothing in this Section 17 shall prevent the EMEA Sellers or their Affiliates from disclosing either Business Confidential Information or Non-Exclusive Confidential Information to other prospective purchasers of the Business that have executed a confidentiality agreement with an EMEA Seller or an Affiliate thereof.

    18.        Joint Administrators.

    (a)        Notwithstanding that this Agreement shall have been signed by the Joint Administrators both in their capacities as joint administrators of the EMEA Sellers for and on behalf of the EMEA Sellers and in their personal capacities, it is hereby expressly agreed and declared that no personal liability under or in connection with this Agreement shall fall on the Administrators or their firm, partners, employees, agents, advisers or representatives whether such liability would arise under paragraph 99(4) of Schedule B1 to the Insolvency Act 1986 or otherwise howsoever.

    (b)        The Joint Administrators are party to this Agreement in their personal capacities only for the purpose of receiving the benefit of this Exhibit P and the rights, exclusions, limitations, undertakings and covenants in their favour contained in this Exhibit P. The Buyer acknowledges and agrees that in the negotiation and the completion of this Agreement the Joint Administrators are acting only as agents for and on behalf of the EMEA Sellers and without any personal liability whatsoever.

(c) The Buyer further acknowledges the following:

    (i)        it has entered into this Agreement without reliance on any warranties or representations made by the EMEA Sellers or by any of its employees, agents or representatives, or by the Joint Administrators or any of their firm, partners, employees, agents, advisors or representatives and (save in respect of fraudulent misrepresentation) it shall not have any remedy in respect of any misrepresentation or untrue statement made by or on behalf of any other party to this Agreement; and

(ii) neither the EMEA Sellers nor the Joint Administrators shall incur any liability to it by reason of any fault or defect in all or any of the EMEA Acquired Assets.

    19.        Miscellaneous.

    (a)        The provisions of Article XI of the Agreement shall apply to the terms of this Exhibit P, mutatis mutandis; provided, that Buyer, the EMEA Sellers and the Joint Administrators may amend this Exhibit P without the consent of the other Sellers.

(b) Without prejudice to Section 18(a), to the extent that the benefit of any provision in this Exhibit or the Agreement is expressed to be conferred upon:

(i) the Joint Administrators, where necessary to give effect to any such provision the EMEA Sellers shall hold such benefit as trustees for each Joint Administrator; and

    (ii)        the firm, partners, employees, agents, advisers and/or representatives of the Joint Administrators, where necessary to give effect to any such provision the Joint Administrators (or failing that the EMEA Sellers) shall hold such benefit as trustees for each such person.

    (c)        The provisions of the Agreement shall survive for the benefit of the Joint Administrators, their firm, partners, employees, agents, advisers and representatives notwithstanding the discharge of the Joint Administrators as joint administrators of the EMEA Sellers and shall be in addition to and not in substitution for any other right or indemnity or relief otherwise available to each of them.

(d) To the extent that there is any inconsistency between the terms of this Exhibit P and the Agreement, this Exhibit P shall prevail.